FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of June, 2006
Commission File Number: 000-29702
WEX Pharmaceuticals Inc.
(Exact name of registrant as specified in its charter)
Suite 1601 - 700 West Pender Street
Vancouver, BC, Canada V6C 1G8
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☐
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☐
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

WEX PHARMACEUTICALS INC.
Suite 1601 — 700 West Pender St
Vancouver, BC Canada V6C1G8
Tel: (604) 683-8880 Toll Free: 1-800-722-7549 Fax: (604) 683-8868
NEWS RELEASE

13/06	June 12, 2006
Toronto Stock Exchange Trading Symbol: WXI
http://www.wexpharma.com
E-mail: wex@wexpharma.com
FDA APPROVES INVESTIGATIONAL NEW DRUG APPLICATION
Vancouver, BC (June 12, 2006) -WEX Pharmaceuticals Inc. (“WEX” or the “Company”) is pleased to announce that it has received approval for its IND (Investigational New Drug) application with the US FDA (Food and Drug Administration) to initiate a clinical trial of Tectin™. This represents a significant achievement since for the first time, WEX will perform a trial under a US-IND number, and this will grant access to a major patient population base for future TTX development.
The trial is designed to assess the kinetics of tetrodotoxin (TTX) after a single subcutaneous dose to understand the fate of the drug in the body in healthy volunteers. As the dose of TTX administered to humans is very small, no established method was sensitive enough to detect the product in biological fluids and, therefore, the kinetics of TTX were not known. Recently, a more sensitive analytical method which might allow to assay TTX in blood/plasma and/or urine human samples has been developed. This will allow the Company to proceed with this study and obtain information about TTX kinetics, data crucial to the successful development of the product.
About WEX Pharmaceuticals Inc.
WEX Pharmaceuticals Inc. is dedicated to the discovery, development, manufacture and commercialization of innovative drug products to treat pain. The Company’s principal business strategy is to derive drugs from naturally occurring toxins and develop proprietary products for the global market. The Company’s Chinese subsidiary sells generic products manufactured at its facility in China.
Forward Looking Statements
This News Release contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. The company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.
For additional information on our products, visit us at www.wexpharma.com or call Don Evans, V.P. Corporate Communications at 604-683-8880 or 1-800-722-7549.

WEX Pharmaceuticals Inc.
Annual Information Form
For The Fiscal Year Ended March 31, 2006
Dated: June 28, 2006

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WEX Pharmaceuticals Inc.
Annual Information Form
For The Fiscal Year Ended March 31, 2006
Dated: June 28, 2006
INFORMATION CONCERING FORWARD-LOOKING STATEMENTS AND INFORMATION
This Annual Information Form contains statements which constitute forward-looking statements and forward-looking information within the meaning of applicable securities laws, including the Securities Act (Ontario) and the United States Securities Exchange Act of 1934. Those statements appear in a number of places in this document and include statements and information regarding our intent, belief or current expectations primarily with respect to market and general economic conditions, future costs, expenditures, available harvest levels and our future operating performance. Such statements and information may be indicated by words such as “estimate”, “expect”, “intend”, “believes”, and similar words and phrases. Readers are cautioned that any such forward-looking statements and information are not guarantees and may involve known and unknown risks and uncertainties, and that actual results may differ from those expressed or implied in the forward-looking statements or information as a result of various factors, including general economic and business conditions, product selling prices, raw material and operating costs, changes in foreign currency exchange rates, changes in government regulation, fluctuations in demand and supply for our products, industry production levels and our ability to execute our business plan and misjudgements in the course of preparing forward-looking statements or information. The information contained in this Annual Information Form, including, without limitation, the information set forth under the heading “Business of the Company” and “Risk Factors” and the information contained in our MD&A for the year ended March 31, 2006 identifies important factors that could cause such differences. All subsequent written and oral forward-looking statements and information attributable to us or persons acting on our behalf are expressly qualified in their entirety by such cautionary statements.

WEX Pharmaceuticals Inc.
Annual Information Form
For The Fiscal Year Ended March 31, 2006
Dated: June 28, 2006
Corporate Structure
Incorporation
WEX Pharmaceuticals Inc. (“WEX” or “the Company”) was incorporated under the Canada Business Corporations Act (“CBCA”) on June 3, 1987. On October 25, 2004 WEX changed its name from International WEX Technologies Inc. to WEX Pharmaceuticals Inc. The Company’s common shares are listed on the Toronto Stock Exchange under the symbol “WXI”.
The Company’s registered office is at 2100-1075 West Georgia Street, Vancouver, British Columbia, V6E 3G2 and its head office is at 1601 — 700 West Pender Street, Vancouver, British Columbia, V6C 1G8.
Inter-Corporate Relationships
The following table illustrates WEX Pharmaceuticals Inc.’s principal subsidiaries, jurisdiction of incorporation and percentage of voting securities currently held directly or indirectly by the Company.

	Incorporated	Ownership
Subsidiaries	under the laws of:	(direct & indirect)

WEX Medical Corporation (“WEX-Med”)	BC, Canada	100%

Ä WEX Medical Limited (“WEX-HK”)	Hong Kong	100%

Ä Nanning Maple Leaf Pharmaceutical Co. Ltd. (“NMLP”)	China	97%

IWT Bio Inc. (“IWT”)	Canada	100%

International WEX Technologies Corp.	Delaware, USA	100%

Acro Pharm Corp.	Barbados	100%
The expressions “WEX” “the Company” and “we” or “us” or “our” include WEX Pharmaceuticals Inc. and its subsidiaries where the context requires.

General development of The Business
WEX Pharmaceuticals Inc. is a company dedicated to the discovery, development, manufacture and commercialization of innovative drug products to treat moderate to severe acute and chronic pain, symptom pain relief associated with addiction withdrawal from opioid abuse and medicines designed for local anaesthesia. The Company’s platform technology is built upon Tetrodotoxin (also referred to as “TTX”) involving a naturally-occurring sodium channel blocking compound found primarily in the puffer fish or blowfish (or “fugu” as it is known in Japan).
Dollar amounts in this Annual Information Form are denominated in Canadian dollars unless otherwise indicated.
From 1992 to March 31, 2006, through various private placements of common shares (including the exercise of options and warrants) and the issuance of convertible debentures, the Company raised a net total of $54,776,051 and $6,781,735 [$5.1 million US] respectively.
As at March 31, 2006, the Company’s accumulated deficit was $65.6 million.
Corporate History
On March 15, 1988, WEX Medical Instrumentation Company Limited was formed in Hong Kong to handle research and manufacturing of medical devices. The Company was assigned the U.S. manufacturing and marketing rights to a patented electronic heart monitoring device (the “HD-3”). The manufacturing and sales of the device stopped in 1994. Repairs and after sales support ceased after the year 2000. In 1994, the Company began to focus on the research and development of potential uses and applications of Tetrodotoxin. On January 30, 2002, Wex Medical Instrumentation Company Limited changed its name to Wex Medical Limited (“WEX-HK”). The Company’s office is located at Unit A2, 13th Floor Loyong Court — 212-220 Lockhart Road, Wanchai, Hong Kong, China.
On February 20, 1989 WEX Medical Instrumentation (Canada) Ltd. was incorporated under the Company Act (British Columbia) as an investment holding company. On September 26, 1990 Wex Medical Instrumentation (Canada) Ltd. changed its name to Wex Medical Corporation (“WEX-Med”) and became the parent company of WEX-HK by acquiring all of its issued shares.
In 1992, with a view to raising capital for expansion, WEX-Med organized a reverse take-over of Overbridge Farms International Ltd., a company incorporated on June 3, 1987 under the CBCA, the shares of which were listed on the Alberta Stock Exchange. As part of the transaction, the name of Overbridge Farms International Ltd. was changed to Wex Technologies Inc. On August 8, 1996 the Company changed its name to International Wex Technologies Inc. and subsequently in October 2004 the name of the Company was changed to WEX Pharmaceuticals Inc. (“WEX”).
In August 2005 Frank (Hay Kong) Shum resigned as Chief Executive Officer and Dr. Edge Wang became President and Chief Executive Officer of the Company. The Company then went through a restructuring primarily affecting its Vancouver and Hong Kong offices to better align WEX’s resources with its business needs. Headcount was reduced by about 35% in both its headquarters in Vancouver and its Hong Kong office.

In March 2006 the Canadian Phase IIb/III study of Tectin™ was prematurely terminated as recommended by the Data Monitoring Committee (DMC). The primary objective of the DMC was to evaluate the unblinded results on the primary efficacy outcome, review the safety data and make recommendation to the trial sponsor regarding continuation or early termination of the study. The DMC did not have any serious concern about the safety profile of Tectin™. Based on the results of the planned intent-to-treat (ITT) and efficacy population, the results of the primary efficacy outcome alone (i.e., reduction in pain intensity of at least 30% from baseline) will not be able to succeed in demonstrating efficacy of drug over placebo leading to the recommendation to terminate the current trial.
However, the DMC emphasized in their letter that their conclusion “should not be taken to exclude the possibility that the drug is an effective analgesic, or indeed, that an analgesic signal might be discerned from the existing data if other analyses are performed”.
In light with the DMC’s recommendations, the Company has developed a strategic plan to make a detailed analysis of the data generated by the study. Decreased intake of opioids and analgesics, and quality of life (QoL) parameters such as physical functioning or emotional functioning (general activity, walking ability, normal work, mood, sleep, etc.), which were not examined by the DMC, will be evaluated in this analysis. The analysis is expected to be completed in July 2006. The Company will then consult the concerned regulatory agencies regarding further clinical development for Tectin™ in refractory, malignant cancer pain.
Due to the unfavorable interim analysis of the Canadian Phase IIb/III study the Company further reduced its workforce in North America by more than 50% for an expected cost saving of approximately $1,000,000 per year in direct salaries and related costs to allow for the continued development of its lead product candidate Tectin™.
Acquisition
In September 2002, the Company concluded an agreement with Tianjin Fairwood Furniture Mfg. Co. Ltd. for the purchase of its interest in Nanning Maple Leaf Pharmaceutical Co., Ltd. (“NMLP”) in exchange for the issue of 2,598,425 of the Company’s common shares (representing as of March 31, 2006 approximately 7% of the total number of shares outstanding) at an agreed price of $2.54 per common share. As a condition of the approval by the TSX Venture Exchange (“TSX VE”) to the transaction, Tianjin Fairwood Furniture was required to place all its shares in escrow with CIBC Mellon Trust Company. These shares are to be released over a five year period. As a result of this purchase the Company now owns 97% of NMLP. (46% is held directly by WEX and 51% is held indirectly through WEX’s wholly owned subsidiary WEX-HK.)
Other Subsidiaries
IWT Bio Inc. (“IWT”) was incorporated on November 14, 2003 under the Canada Business Corporations Act with its registered office in Quebec, Canada to carry out regulatory and clinical trial activities for the Company in Canada. IWT’s office is currently located at Suite 2500, 1000 de la Gauchetiere Street West, Montreal, Quebec, H3B O2A.
International WEX Technologies Corp. was incorporated on June 17, 2003 in the state of Delaware. The Company was set up as the US registered office for USA FDA clinical trial activities. The registered office is located at the Corporate Trust Center, 1209 Orange Street, Wilmington, New Castle, USA 19801. The Company is also registered in the state of California, U.S.A.
Acro Pharm Corp. was incorporated on May 2, 2003 in Barbados and is currently inactive.

Description of the Business
Overview
The Company is dedicated to the discovery, development, manufacture and commercialization of innovative drug products to treat moderate to severe acute and chronic pain, symptom pain relief associated with addiction withdrawal from opioid abuse and medicines designed for local anaesthesia. The Company has three product candidates derived from the Company’s research in Tetrodotoxin in various stages of clinical development. The main products under development are outlined in the following section.
In addition the Company owns and operates a drug manufacturing facility in Nanning, China. This facility manufactures Tetrodotoxin for use by the Company in its clinical trials. The facility’s excess capacity is used to manufacture generic drugs which are sold only in China.
Platform Technology and Product Development Programs
The Company’s platform technology, built upon Tetrodotoxin, involves a naturally-occurring sodium channel blocking compound found primarily in the puffer fish. WEX is one of the first companies to be involved in the extraction, refinement and manufacture of Tetrodotoxin in a pharmaceutical grade. The Company’s knowledge gained over years of experience in biochemical analysis provides a valuable insight into the way Tetrodotoxin can be used as a pharmacological probe for studying and treating various types of pain.
WEX’s TTX platform has a variety of applications. The Company’s principal business strategy is currently concentrating on developing TTX in three therapeutic indications addressing the analgesic, detoxification and anaesthetic markets.
1.
Analgesia (pain killer) market — The Company’s trade name Tectin™ is Tetrodotoxin to be used for the management of malignant or non-malignant chronic pain. Tectin™ is currently under clinical investigation for inadequately controlled moderate to severe palliative cancer-related pain. In the future Tectin™ will be investigated in the management of other pain indications.

2.
Detoxification market — The Company’s second trade name Tetrodin™ is Tetrodotoxin to be used for the management of pain and other symptoms associated with opiate withdrawal including such drugs as heroin, methadone and cocaine.

3.	Anaesthesia market — The Company’s third trade name Tocudin™ is Tetrodotoxin for use as a local anaesthetic.
Tetrodotoxin — Platform Technology
History
Tetrodotoxin (TTX) is a purified, non-protein extracted from the puffer fish. The poisonous qualities of the puffer fish are referenced in early Chinese herbal writings. Non-poisonous parts of the fish were used as a general health tonic.
TTX appears to be produced by symbiotic bacteria found not only in puffer fish, but also in newts, frogs, clams, crabs, starfish and the Australian blue-ringed octopus. Marine animals containing TTX can generally be found within the waters between the Tropics of Cancer and Capricorn.

Symptoms of intoxication can occur within fifteen minutes to several hours after ingestion of puffer fish, depending on the amount ingested. The symptoms begin with paresthesias, floating feeling, nausea, vomiting, epigastric pain and hypotension. Severe poisoning can result in arrhythmia, seizures, dyspnea and cyanosis. Death can occur within four to six hours from paralysis of the respiratory nerves and musculature. The puffer fish is considered a delicacy in Japan. Licensed chefs are trained to prepare the fish for consumption, but even with these precautions, cases of poisoning are still reported periodically in Asia. The condition, however, is treatable with modern ventilatory support and survivors do not suffer permanent neurological disturbance or other health problems.
Mechanism of Action
Tetrodotoxin (TTX) was named from the order of fish with which it is most commonly associated: tetraodontiformes, meaning four large teeth. TTX is a prototypical voltage-gated sodium channel blocker that has been widely used as a neuropharmacologic probe. Sodium channel blockers prevent the diffusion of sodium through the sodium channel, thereby suppressing the depolarization and propagation of action potentials in nerve cells.
The flow of sodium ions into nerve cells is a necessary step in the conduction of nerve impulses in excitable nerve fibres and along axons. Normal axon cells have high concentrations of K+ ions and low concentrations of Na+ ions and have a negative potential. Stimulation of the axon results in an action potential which arises from a flow of Na+ ions into the cell and the generation of a positive membrane potential. Na+ ions flow through cellular membranes employing the sodium ion channel.
The sodium channel itself is made up of a single peptide chain with three subunits (a, b1, b2) with a molecular mass of 300kDa. The large a subunit contains four homologous domains (I to IV); each domain contains six trans-membrane helices. The Na+ selective transmembrane pore is formed when the four domains fold into a cluster with the pore at the center. TTX blocks the pore by binding with high affinity (Kd=10 nM) to the external mouth of the channel and as a result, it impedes the entry of Na+ into the nerve cell and blocks the conduction of nerve impulses along nerve fibres and axons. The TTX molecule, much larger than the sodium ion, acts like a cork in a bottle, preventing the flow of sodium until TTX slowly diffuses off.
It is believed that TTX binding to the external mouth of the Na+ channel results from the interaction of the positively charged guanidinium group on the TTX molecule and the negatively charged carboxyl residues that are circularly placed around the extracellular mouth of the channel. TTX is rather specific in blocking the Na+ channel and therefore, the flow of Na+, while having no effect on K+ ions. TTX is rather selective to nerve and skeletal muscle Na+ channels and not cardiac Na+ channels.
Tetrodotoxin (TTX) has been used extensively as a basic tool in scientific research. For several decades, pharmacologists have recognized that blockage of the sodium channel caused both sensory and motor paralysis of the area innervated. Injectable amide anaesthetics used to produce nerve block such as bupivacaine, lidocaine and procaine elicit their antinociceptive effect by reversibly blocking the Na+ channel by binding to the intracellular S6 segment of the IV domain. Antiseizure drugs, such as phenytoin, carbamazepine, lamotrigine and valproic acid, enhance Na+ channel inactivation and by blocking sodium entry elicit an antineuralgic effect. The potent antinociceptive effect of TTX (up to 3,200 times as potent as morphine in the rat) is associated with its high affinity binding to the Na+ channel attributable to the formation of ion pairs and hydrogen bonds between the functional groups of TTX and the pore.

Drug Master File
A Drug Master File (“DMF”) is a submission to the regulatory agencies that may be used to provide confidential detailed information about facilities and processes used in the manufacturing, processing and packaging of an active pharmaceutical ingredient (“API”).
In December 2000, the Company filed a Drug Master File for Tetrodotoxin, an active pharmaceutical ingredient with the Health Products and Foods Branch of Health Canada (“HC”) which is updated every two years (the last update was done in December 2004). In March 2001 a similar application was filed with the Food and Drug Administration (“FDA”) in the USA which is updated annually (the last update was done in March 2006). The Company is currently in the process of filing a DMF for Tetrodotoxin in Europe with the European Medicines Evaluation Agency (“EMEA”) which is expected to be completed by fall 2006.
Therapeutic use of Biological Toxins
The use of organic or biological toxins for medicinal purposes is a phenomenon that has long been known. In early Chinese and Greek medical writings there are references to the therapeutic use in very small doses of poisonous substances. Tubocurarine, the pure alkaloid isolated from the South American arrow poison curare, was first employed fifty years ago as a muscle relaxant for patients under general anaesthesia. Synthetic analogues with less harmful side effects have subsequently been developed.
Drugs derived from biological toxins are among some of the newest therapeutic developments in pain control:
•
Purified botulinium toxin or Botox®, the cause of food poisoning, a potent bacterial toxin, is being used to treat myofascial pain and neuromuscular spasms. Its muscle relaxant properties are also used as a cosmetic to counteract wrinkles.

•	Ziconotide, a calcium channel antagonist synthesized from the cone snail venom peptide has been approved to treat severe chronic pain in U.S. and Europe.

•
NMED-160 presently in Phase II clinical trials for treatment of chronic pain. The product candidate is being developed by Neuromed and works by blocking N-type calcium channels located in the membrane at the synapse between two communicating neurons.

Analgesia (pain killer) Market — Tectin™
Clinical pain is any unpleasant sensation that occurs as a result of injury or disease. Pain can have a protective role by warning of imminent or actual tissue damage, which can help prevent injury. Pain can also trigger a biological response that helps to preserve or regenerate damaged tissue. In this respect, pain is usually a normal, predictable response to events such as surgery, trauma and illness.
There has been an increasing focus on pain management in the healthcare industry. Recently published guidelines of the World Health Organization and the United States Agency for Health Care Policy and Research encourage the use of stronger analgesic therapy for treating cancer pain. Starting in 1991, the American Board of Medical Specialties designated the treatment of pain as a recognized specialty for physicians. Several professional associations, such as the American Board of Pain Medicine, the American Academy of Pain Management and the American Academy of Pain Medicine are dedicated to the advancement of the specialty of Pain Medicine. In the U.S., pain management has also drawn attention from policy makers. In 2003, the National Pain Care Policy Act was introduced in the U.S. Congress. The legislation would make pain care research, education and treatment a priority in the U.S. federally funded healthcare programs and facilities.

Types of Pain
•	Mild Pain — Includes common pains, such as headaches or joint pain, at one time or another. People typically treat mild pain with over-the-counter drugs such as aspirin, ibuprofen, and acetaminophen.

•
Moderate Pain — Pain resulting from minor surgery or arthritis are examples of moderate pain. Physicians typically prescribe opioid painkillers to treat moderate pain. Opioid painkillers come in three varieties: weak opioids, strong opioids and synthetic opioids. Weak opioids, such as hydrocodone or codeine, are generally used to treat patients with moderate pain.

•
Severe Pain — Patients experiencing severe pain often suffer from a serious underlying illness, such as AIDS or cancer. Severe pain can also result from major surgery, nerve damage or undetermined causes. Patients experiencing severe pain often require a strong opioid, such as morphine, methadone or fentanyl, to achieve adequate pain relief.

Pain Intensity
Pain can be classified in terms of its duration as either acute or chronic. Acute pain, such as pain resulting from knee surgery, is brief and rarely results in long-term consequences. Most acute pain subsides within hours, or days. Chronic pain persists long after an injury has healed and typically results from a chronic illness or appears spontaneously and persists for undefined reasons. Examples of chronic pain include chronic lower back pain and pain resulting from bone cancer or advanced arthritis. The effect of chronic pain tends to be more pervasive than that of acute pain. Chronic pain often affects a patient’s mood, personality and social relationships. As a result, patients with chronic pain commonly suffer from both their state of physical pain as well as a general decline in their quality of life.
Based upon its presumed cause and sensory characteristics, pain may also be classified into three broad categories: somatic pain, visceral pain and neuropathic pain. Somatic pain can be produced by injuries to skin, muscle, bones or joints and is typically characterized as a sharp pain that is localized to an area of injury. Visceral pain can be produced by distortion injury or inflammation of internal organs and is typically characterized by diffuse, poorly localized, dull and vague pain. Neuropathic pain can be produced by injuries or inflammation of nerves and is typically characterized by diffuse, burning pain. Patients may simultaneously experience more than one type of pain.
Pain Management Market
The medical effort to treat pain, known as pain management, addresses a large market. Clinical pain is a worldwide problem with serious health and economic consequences. For example, in the United States and Europe:
•
According to the U.S. National Institute of Health the effects of pain result in approximately $100 billion of costs annually in medical expenses, lost wages and other costs. A study cited by the American Pain Foundation found that 50 million workdays were lost to pain in 1995; and

•	Studies cited by the American Pain Foundation indicate that over 75 million Americans suffer serious pain each year, but only 1 in 4 receives adequate treatment.

Drugs are one of the key elements in the treatment of pain. The worldwide market for pain drugs totalled $50 billion in 2005 and is expected to increase to $75 billion by 2010 (according to Professor K.K. Jain’s June 2006 report on “Pain Therapeutics — Drug, Markets and Companies”). The pain management market has grown significantly in recent years and is expected to continue to grow significantly due to a number of factors, including:
•	a rapidly aging population;

•	patients’ demand for effective pain relief;

•	increasing recognition of the therapeutic and economic benefits of effective pain management by physicians and healthcare providers and payers; and

•	longer survival times for patients with painful chronic conditions, such as cancer and AIDS.
Narcotics such as morphine are considered the most effective analgesics and are widely used to treat patients with moderate-to-severe pain. These narcotics produce pain relief by stimulating opioid receptors in the central nervous system, which consists of the brain and spinal cord. Advances in narcotics during the past 20 years have primarily been in improved methods for the delivery of existing narcotics rather than the discovery of new drugs. Patients who suffer severe pain may simultaneously receive more than one formulation of narcotics and may receive other classes of analgesic medications.
Non-narcotic analgesics, including acetaminophen and Non Steroidal Anti-Inflammatory Drugs (“NSAIDs”), such as ibuprofen, are widely used to treat mild-to-moderate pain. NSAIDs are thought to produce analgesia by inhibiting activity of cyclooxygenase enzymes (COX-1 and COX-2), thereby reducing inflammation at the site of injury or disease. Some NSAIDs require a prescription and others are available as over-the-counter medications. Recent advances in NSAID analgesia have focused on reducing adverse “gastrointestinal” (“GI”) side effects.
Although morphine and other narcotics are considered the most effective analgesics, some patients who use them do not obtain complete pain relief. For some, they are totally ineffective. Narcotic analgesics also produce a wide range of adverse side effects that may include narcotic bowel dysfunction, sedation, nausea, vomiting, constipation, decreased respiratory function, addiction and death. In addition, due to their potential for abuse, narcotics are strictly controlled by regulatory agencies in Canada and the United States under the Controlled Drugs and Substances Act (Canada) and the Controlled Substances Act (U.S.), including strict registration, record-keeping and reporting requirements, security controls and restrictions on prescriptions.
Although NSAIDs are generally effective for mild or moderate pain, many patients are unable to tolerate NSAID’s because of GI side effects. Traditional NSAIDs can produce significant adverse effects on the stomach and GI tract, including GI ulcers and bleeding.
Market Potential for Tectin™
Drug therapy is the cornerstone of cancer pain management. Pain is the most common symptom of advanced or late-stage cancer. Pain studies indicate that 30% to 50% of cancer patients currently receiving cancer treatment experience chronic pain, and 75% to 90% of people with advanced diseases also experience similar pain (Oncology Journal, May 1999, R.K. Portenoy). Cancer causes pain in many different ways: a tumour physically pressing on an organ, cancer cells migrating inside bones damaging their structure or cancer growing directly into a nerve. Some pain results from the treatment of cancer itself. Chemotherapy can sometimes cause neuropathy and radiation therapy can damage healthy tissue, which may be painful, especially if the intestine is radiated, leading to painful cramping and diarrhea. By the time most cancers reach a late stage, the original tumour has often spread locally or metastasized to cause pain in other regions of the body. For this reason, late stage cancer is most often viewed as a systemic disease, instead of a local disease.

In Canada, in the year 2006, an estimated 153,100 new cases of cancer and 70,400 deaths from cancer are expected to occur (National Cancer Institute of Canada — Canadian Cancer Statistics 2006). In the US, the new cases of cancer for the year 2006 are estimated to be approximately 1.4 million, while deaths from these diseases are estimated to number 564,830 (American Cancer Society — Cancer Facts & Figures 2006). As the aim of palliative care maintains an acceptable quality of life, effective pain management medications and strategies are paramount.
For moderate pain, usually an opioid (codeine or propoxyphene preparations) is prescribed, sometimes in addition to an NSAID. If pain persists, a higher dose of the opioid drugs (oxycodone, meperidine, or butorphanol) may be prescribed. Morphine, oxymorphone, hydromorphone, methadone and fentanyl are examples of opioids reserved for severe pain.
Opioids function by binding to one of three opioid receptor sites in the central nervous system. The agonist binding at the mu, kapa, or delta receptor site inhibits production of adenylcyclase, an enzyme necessary in the chemical cascade of reactions in pain transmission. The benefits of using opioids and the risks associated with their use vary among individuals.
Side effects include mild to severe sedation, euphoria, and reduced anxiety, which usually increases as opioid potency increases. One of the major problems for patients taking opioids is constipation due to reduced GI motility. Nausea and vomiting are also common. Respiratory and severe depression is also seen at very high doses that could lead to death in overdose situations. Tolerance to opioids can pose a problem, as it can occur in as little as a few days and increased dosage may be necessary for successful pain management.
Detoxification Market — Tetrodin™
All drugs of abuse interfere with the normal neurological pathways that are responsible for transmitting signals in the brain, particularly the pathway that involves the neurotransmitter dopamine. The dopamine pathway in the brain controls euphoria and pain. All addictive substances impact dopamine directly or indirectly. Heroin stimulates and binds directly to a receptor in the brain called the opiate receptor. Stimulation of the opiate receptor by heroin causes cells to release dopamine. Excess levels of dopamine over-stimulate the dopamine receptors of nearby cells, triggering feelings of euphoria.
When brain cells are repeatedly exposed to addictive substances, levels of dopamine and other neurotransmitters are chronically modified, creating a chemical imbalance. As a result of this chemical imbalance, an abuser’s neurological pathways demand the presence of the addictive substance and the abuser becomes addicted. Once addicted, the substance abuser will use the substances more frequently to induce euphoria at the expense of normal activities. The substance abuser will also increase the amount of the substance taken, because an increased concentration of the drug becomes necessary to obtain the same level of euphoria.
Clinical Aspects of Addiction
The clinical aspects of addiction are summarized as follows:
•
Acute Effects of Drug Overdose — Drug overdose affects multiple organs and biological systems. In 1995, the Drug Abuse Warning Network, a drug abuse data collection system in the United States, estimated that 531,800 emergency room episodes occurred in the United States as a result of drug overdoses.

•
Chronic Toxicity of Substance of Abuse — As brain chemistry is modified on a chronic basis, substance abusers may suffer multiple psychiatric and neurological disorders such as depression and psychotic behavior. Permanent neurological damage may occur.

•
Acute Withdrawal Syndrome — Withdrawal is a condition resulting from sudden discontinuation of a substance to which a person is addicted. Heroin withdrawal can result in irritability, pain, nausea, vomiting, cramps and muscle aches. Withdrawal from cocaine can result in irritability, sleeplessness and depression.

•
Lifelong Risk of Relapse — The ultimate goal of medical treatment for addicts is to achieve a drug-free state called abstinence. However, several studies found that for patients who have achieved abstinence, the rate of relapse is higher within the first three months of therapy and still remains a significant risk over the patient’s lifetime. Relapse can be very severe and many patients experience multiple cycles of detoxification, abstinence, relapse and overdose. Due to the long-term risk of relapse, drug addicts are lifelong patients.

Current Opiate Addiction Care
Current therapy relies heavily on psychosocial therapy because few medications are available. Psychosocial therapy, which consists of regular counselling sessions, is the cornerstone of addiction care, but has limited success because it does not address the biological basis of addiction.
There are two types of medications for long-term therapy and addicts. Substitution therapy is the use of a pharmaceutical product that mimics the abused substance. Abstinence therapy is the use of a medication to help the addict abstain from substance use and cure addiction.
Substitution therapy is used for heroin addicts whose dependence is too severe to permit abstinence therapy. It consists of medications which are chemically related to heroin and which bind to and stimulate the opiate receptor. These medications prevent withdrawal symptoms and maintain the state of addiction, but in a medically-controlled environment. Substitution therapy is not a cure for addiction. However, there are significant medical and social benefits, such as reducing the risk of contracting infections and decreasing propensity to commit crime. Substitution therapy can be used as a temporary therapy for patients who can then be detoxified and become abstinent or as a long-term therapy for severe addicts who are unresponsive to abstinence therapies.
Abstinence therapy is medically more desirable than substitution therapy, as it can effectively reduce dependence and may restore normal brain functions. However, there are few medications available to promote abstinence and medication non-compliance is a major limitation. According to a report (“DAS Report”) published by California based Drug Abuse Sciences, Inc. (updated July, 2002), an estimated 80% of patients fail to take their medication on a daily basis as prescribed and typically relapse into severe alcohol and heroin abuse. A small number of alcoholics and heroin addicts receiving abstinence treatment typically remain abstinent after one year.

The existing medications are summarized in the following table:

Product			Substance of	Dosage Regimen/
First Applied	Technology	Usage	Abuse	Limitation
Methadone (1975)	Binds to and stimulates opiate receptor	Substitution Therapy	Heroin and other opiates	Requires daily therapy at a licensed clinic

Buprenorphine (1995)	Binds to and stimulates opiate receptor	Substitution Therapy	Heroin and other opiates	Requires daily therapy

LAAM (1993) (Levo-alpha-acetyl-methadol)	Binds to and stimulates opiate receptor	Substitution Therapy	Heroin and other opiates	Requires therapy three times per week at clinic

Naltrexone (1984)	Blocks opiate receptor	Abstinence Therapy	Alcohol and heroin	Daily/non-compliance
The opiate agonists, methadone, buprenorphine and LAAM are the three substitution medications. Methadone binds to the opiate receptor triggering a stimulation of the dopamine pathway. It decreases the use of heroin, but maintains dependence. Licensed methadone clinics dispense methadone and typically require the patient to visit several times per week. LAAM is structurally related to methadone, has similar effects and is administered three times per week at the clinic. Buprenorphine therapy may result in significant diversion of use and potential lethal overdoses, as the patient is responsible for administration.
The main product available to promote and maintain abstinence from heroin is naltrexone, which is available as an oral daily tablet. Naltrexone is an opiate antagonist that blocks the opiate receptor, thereby decreasing the effects of and desire to use heroin and promoting a heroin-free state when used on a continual basis. The effectiveness of naltrexone is limited by patient non-compliance. To avoid prescribing therapies which will not be used, physicians typically prescribe this medication only to the small subset of their patients who are highly motivated to comply.
Market Potential for Tetrodin™
We believe that substance abuse involving opiates and their derivatives, including heroin, is one of the major problems in the world. Its eradication at source is an important goal of the Drug Enforcement Administration (“DEA”). Billions of dollars are spent in North America each year on control at source, medical care and social programs to control and support addicts and their families. Estimating the size of the global market for Tetrodin™ is however rendered difficult by a number of factors, including the unwillingness of certain countries to recognize the extent of the problem; the inclusion in statistics only of addicts in treatment, as opposed to the total number of those addicted who might benefit from treatment. Recent estimates published by the World Health Organization (“WHO”) point to the existence of over 210 million known addicts worldwide. The following table summarizes the potential market size in several principal markets.

Region	U.S.	European Union		China		Total
Opiate Addicted Population	2.6 million(1)	3.5 million	(3)	3.0 million	(4)	9.1 million
Population Receiving Treatment	1.1 million(2)	375,000	(3)	1.0 million		1.6 million

(1)	“Global Illicit Drug Trends”, published in 2000 by the United Nations Drug Control Policy Agency, estimated (at p. 186) that in the U.S. hard-core heroin abusers amount to 980,000 people.

(2)
The 2001National Household Survey on Drug Abuse reports that 1.1 million people are receiving treatment for an illicit drug problem at a specialty facility. The survey also reports that the estimated number of persons aged 12 or older needing treatment for an illicit drug problem was 6.1 million in 2001.

(3)	European Monitoring Centre for Drugs and Drug Addiction 2000 Annual Report and the 1999 Annual Report estimate that approximately 25% of persons addicted actually received treatment.

(4)	Xinhua News Agency, the official Chinese government news agency, reported (February 9, 2001) that the number of registered drug addicts receiving treatment exceeded 860,000.

Anaesthesia Market — Tocudin™
Tocudin™ is the Company’s third TTX platform application under development. Early indications are that Tocudin™ may have a potential for use in local anaesthesia and sedation.
Local anaesthesia usually involves the injection of a local anaesthetic drug with a needle. There are some other ways of delivering local anaesthetic drugs, but currently injection is still the most common method of delivery. Local anaesthetics work by blocking nerve impulses. At a cellular level, this occurs by blocking sodium channels in the nerve membranes. When sodium channel is blocked in this way, the nerve cannot conduct an impulse and therefore no sensation can be transmitted. Different local anaesthetic drugs differ in their side effects, dosages and duration of action.
Regional anaesthesia involves the injection of local anaesthetic drugs in such a way that a large number of nerves are blocked. This results in large regions of the body being without sensation. This is similar to local anaesthesia, but takes advantage of certain attributes of the body in order to have a larger effect. There are many different methods depending on which area of the body needs to be affected. In the case of spinal anaesthesia, for example, local anaesthetic drugs are injected into the fluid surrounding the spinal cord. The drug is able to spread in this fluid and, therefore, a small amount of the drug can affect a large number of nerves. A spinal anaesthetic can result in the loss of sensation of the entire lower half of the body and is often used for surgery on the legs or lower abdominal area.
Sedation can be accomplished with a variety of medications. Most of the time, these medications are given through an intravenous line directly into the bloodstream of the patient. Less commonly, inhaled gases or medications injected into muscles, can be used to provide sedation. Ultimately, even those forms of delivery depend on the drug reaching the patient’s bloodstream and then affecting the brain.
Some types of surgery, such as ocular surgery, require the patient to remain conscious and a general anaesthesia cannot be used. In addition, unlike general anaesthesia in which medications are used that affect the brain in a way that causes unconsciousness and which generally require a hospital setting, many surgical procedures requiring only a local or regional anaesthetic can be carried out in an office setting. Office-based surgery and anaesthesia are two of the fastest growing venues in medicine today (Dr. M.E. Koch and Dr. R.C. Goldstein — “Office-Based Anaesthesia: State of the Art” — published 1998).
Currently Tocudin™ is in early pre-clinical studies and further development, analysis and assessment of market potential is required before proceeding to the next stage.
Business Strategy
The Company’s goal is to become an integrated pharmaceutical company with research, development, manufacturing and distribution capabilities (either on our own or through licensing agreements with others) focusing on the management of acute and chronic moderate to severe pain and the treatment of opiate withdrawal symptoms. Our primary focus is to explore the TTX platform and its possible applications.

To achieve this goal, we intend to pursue two principal routes:
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to initially develop the three indications of tetrodotoxin (TTX), Tectin™, Tetrodin™ and Tocudin™, through Phase II or possibly Phase III clinical trials, before seeking an alliance with major strategic partners in the pharmaceutical industry to assist in filing, registration, worldwide marketing and distribution and further, to use our experience in biochemical analysis and neuro-biology to further identify and develop other biological toxins;

•
The Company’s main focus is to commercialize Tectin™ to manage advanced cancer pain followed by other pain indications. The Company’s strategy was to select an application for an unmet medical need. As the management of advanced cancer pain currently falls into this category, the Company believes that this will facilitate the regulatory approval process to achieve early commercialization of Tectin™ for this indication. Tectin™ is in Phase IIb development in Canada and China for the management of advanced cancer pain. An interim analysis was performed in March 2006 after 73 patients (half the projected total patient sample size) were enrolled and completed the study. Data was reviewed by the Data Monitoring Committee (DMC) and following their recommendation the study was discontinued on the basis of primary efficacy outcome (reduction in pain intensity of at least 30% from baseline). Based on the results of the planned intent-to-treat (ITT) and efficacy population, the results of the primary efficacy outcome alone will not be able to succeed in demonstrating efficacy of drug over placebo leading to the recommendation to terminate the study. However, the DMC emphasized in their letter that their conclusion “should not be taken to exclude the possibility that the drug is an effective analgesic, or indeed, that an analgesic signal might be discerned from the existing data if other analyses are performed”.

In light with the DMC’s recommendations, the Company has developed a strategic plan to make a detailed analysis of the data generated by the study. Decreased intake of opioids and analgesics, and quality of life (QoL) parameters such as physical functioning or emotional functional (general activity, walking ability, normal work, mood, sleep, etc.), which were not examined by the DMC, will be evaluated in this analysis. The analysis is expected to be completed in July 2006. The Company will then consult the concerned regulatory agencies regarding further clinical development for Tectin™ in refractory, malignant cancer pain. Development and commercialization of TTX platform drugs for other pain indications may involve lengthy regulatory approval processes, clinical trials and substantial resources. See sections titled — “Description Of The Business — Clinical Trials — Tetrodotoxin” and “Risk Factors”.

•
Tetrodin™ is the Company’s second application for management of pain and other symptoms associated with opiate withdrawal. Tetrodin™ has completed a Phase IIa clinical trial for methadone maintenance patients in Canada. The Company has postponed development and testing of its opiate addiction withdrawal drug in China until ownership of a Chinese patent is resolved. In addition, due to limited resources and the Company’s primary focus on the commercialization of Tectin™ for advanced cancer pain, the Company will not pursue the development of the Tetrodin™ drug until further resources are available or a partnership or collaboration is entered into to proceed beyond the Phase IIa clinical trial stage. See sections titled — “Decription Of The Business — Intellectual Property and Trademarks” and “Risk Factors”.

•
Tocudin™ is the Company’s third application for potential use as a local anaesthetic. The development of this drug is currently in the pre-clinical stage and further development and commercialization plans are pending allocation of additional resources to perform further clinical studies.

•
to enhance the relationships established over a number of years with medical research institutions in Canada and China along with the Company’s work in the drug development and clinical trial process in order to identify and acquire the rights to commercialize new drug discoveries in the area of pain management in the future.

Marketing
The Company plans to fund the cost of clinical trials from capital funding at least until the beginning of Phase III for Tectin™ and Phase IIa for other applications. In the later stage of clinical trials, the strategy will be to seek out strategic alliances or partnerships with established pharmaceutical firms, such as the licensing and product development arrangements we have concluded with Laboratorios del Dr. Esteve, S.A., with a view to attracting financial participation for the clinical development and regulatory approval and/or to take advantage of their product distribution systems in Europe. Such strategic alliances or partnerships could take several forms ranging from traditional licensing or royalty arrangements to joint equity participation.
Licensing, Distribution and Research Collaboration
Europe — Laboratorios del Dr. Esteve, S.A.
On November 27, 2002 the Company concluded a license, collaboration and distribution agreement with a Barcelona-based pharmaceutical company, Laboratorios del Dr. Esteve, S.A. (“Esteve”) for the European rights to all our product candidates derived from Tetrodotoxin. Esteve is a family owned company dating back to 1929 with over $1.2 billion in annual sales and approximately 2,500 employees. The Company’s relationship with Esteve is governed by three principal agreements:
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a €42,000,000 (approximately $60,000,000) License and Collaboration Agreement dated November 27, 2002 under which, for an initial license fee of €1,000,000 (approximately $1,550,000 at the time), the Company granted to Esteve the exclusive right, in Europe, to develop, promote, market and sell the Company’s product candidates derived from Tetrodotoxin. Esteve is permitted certain sublicense rights, subject to payment of a portion of the consideration received from sub licensees to WEX. Further milestone license payments may be made depending on the progress made towards securing European Medicines Evaluation Agency (“EMEA”) approvals. Also, in consideration of the rights granted under this agreement, Esteve will pay the Company an annual royalty on certain net sales in the licensed territory.

The parties’ collaboration will include development and commercialization program for WEX’s product candidates. Subject to the Company first obtaining positive Phase IIa results from our Tectin™ clinical studies in Canada (which were completed by the Company in late 2004 and accepted by Esteve in early 2005) Esteve will be responsible for clinical studies conducted in Europe in accordance with the decisions of a joint committee up to a maximum of €25,000,000 (approximately $35,000,000). Any joint development costs in excess of the €25,000,000 limit are to be shared on an equal basis. Either party can withdraw from its obligations to participate in the development of any indication if positive results are not achieved within a reasonable time-frame.
In addition to the clinical activities noted above, WEX has engaged Esteve to perform various non-clinical work required for obtaining U.S. FDA and/or Canadian HC regulatory approval. The cost for such work will be the responsibility of the Company.

On March 9, 2005 the Company and Esteve signed a legally binding Revised Collaboration Letter to make certain amendments to the previously executed License and Collaboration Agreement dated November 27, 2002 and the letter dated July 28, 2003 relating to the Company’s product candidates Tectin™, Tetrodin™ and Tocudin™. The amendments expand the existing collaboration to include additional co-development work. Both parties agree that to achieve commercialization of Tectin™ in the most expeditious manner it is necessary to effectively utilize their combined resources.
Under the amended agreement WEX and Esteve will jointly be responsible for patent portfolio expansion and certain development work, including non-clinical work, required to meet regulatory requirements. Employees of both companies will jointly manage co-development work covered by the agreement. Also as part of the amended joint development strategy, a future milestone payment for €1M has been eliminated. This reduces the overall License and Collaboration Agreement obligations from €42,000,000 to €41,000,000. In addition, as recognition for Esteve’s contribution of expertise, in the areas of non-clinical and clinical development know-how and support to the Company’s intellectual property portfolio, which management believes will facilitate the Company’s efforts to obtain Canadian HC and U.S. FDA regulatory approval, the Company has agreed to pay Esteve a modest royalty on future sales of product candidates derived from Tetrodotoxin in markets outside Esteve’s licensed territory, excluding Canada and China.
In April 2005, WEX received a payment from Esteve of €2,000,000 (approximately $3,136,200) for research and development work done for the recently completed Tectin™ Phase IIa trial in Canada.
Esteve will pursue development in Europe and is planning to commence a double blind placebo controlled study in Europe later this year.
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a Supply Agreement dated November 27, 2002 under which, during the term of the License and Collaboration Agreement, Esteve has agreed to purchase exclusively from WEX all its requirements of the drug substance, Tetrodotoxin and drug product candidate. The Company intends to manufacture the drug substance and drug product at a facility (which may be owned or operated under contract) in China to cGMP (Current Good Manufacturing Practices) standards. In addition, the Company agreed to have available an alternative site for manufacturing outside China. In March 2004 the Company signed a manufacturing agreement with Sabex Holding Ltd., based in Montreal, Canada. See section titled — “Description Of The Business — Research, Development and Manufacturing of Tetrodotoxin” for details; and

•
a Securities Purchase Agreement dated November 27, 2002 under which Esteve subscribed the sum of €1,000,000 (approximately $1,550,000 at the time) for 673,913 of the Company’s common shares, (approximately 2% of the Company’s total common shares outstanding as at March 31, 2006), at the price of $2.30 per share, representing a 15% premium over the average closing price during the 90 days prior to November 22, 2002. Esteve agreed for a five-year period, not to sell on the TSX Exchange more than 5% per year of its total number of shares. The parties have a general understanding that the Company may request that any such sale be further deferred on the basis of the effect such a sale might have on the stability of the market for our shares.

License fees comprise initial fees and payments derived from collaborative licensing arrangements. Non-refundable payments are recognized upon the achievement of specified milestones when the payment is substantive in nature, the achievement of the milestone was not reasonably assured at the inception of the agreement and the Company has no further significant involvement or obligation to perform under the arrangement. Initial fees and payments received which require the ongoing involvement of the Company are deferred and amortized into income on a straight-line basis over the estimated period of the ongoing involvement of the Company.
North America and Rest of World (excluding Europe)
As at March 31, 2006 the Company has no licensing agreements for North America and the rest of the world other than Europe as outlined above and Sandoz Canada’s first right of refusal to acquire an exclusive license for the Company’s injectable products in Canada. See section titled — “Manufacturing of Tetrodotoxin — North American — Manufacturing” for details.
The Company has various research collaborations with various institutions in Canada and China
China — Distribution of Tetrodin™
On June 26, 1998, NMLP and WEX-HK entered into a distribution agreement for Tetrodin™ with the Beijing Drug Dependence & Prevention Servicing Centre, a government-owned entity, under which the Centre is granted exclusive marketing rights for Tetrodin™ in China. The contract is for ten years and provides for a minimum purchase of product in the first year of approximately US$14,400,000 (approximately $16M), increasing at 15% every year for the following 3 years of the contract, including all extended years. The contract will not come into effect until the Company’s Tetrodin™ product candidate is approved by the regulatory agencies in China and the Company is in possession of the Temporary New Drug License. The Company has completed a Phase IIa clinical trial for Tetrodin™ for methadone addiction in Canada. In 1999, the Company performed a Tetrodin™ study in China on a compassionate basis for heroin addiction however as at March 31, 2006, the Company has not commenced formal clinical trials for Tetrodin™ in the Chinese market. Due to the lack of clinical trial activity in China which could take years to complete, it is unlikely that the Company will realize any revenues from the above noted distribution agreement in the foreseeable future, if any. As the Company has currently committed its limited resources to focus on the commercialization of the Tectin™ product candidate for the initial indication of uncontrolled cancer pain, commencement date for the Tetrodin™ clinical trial in China is not determinable at this time.
Other Research Collaborations
An important aspect of the Company’s product development in China is the establishment of research collaborations. These collaborations provide access to research and clinical facilities that would be difficult and expensive to establish in-house. In China, NMLP has entered into research and/or consulting agreements with several medical and pharmacological research organizations in China for research into expanding potential indications for TTX. In each case NMLP is responsible for funding the costs associated with such research. NMLP has the intellectual property rights to any results, data and/or technology developed under these research agreements. In some cases, the inventors of any technology resulting from these studies may be listed in patent applications to be filed. In Canada, the Company is also carrying on research projects with certain Canadian Institutions under the same terms.

Regulatory Requirements
A variety of legislation governs the manufacture and sale of pharmaceutical products.
When a company wishes to market a new drug, it must present substantial scientific evidence of the product’s safety, efficacy and quality as required by the Food and Drugs Act and Regulations in Canada, or the Food and Drug Administration in the U.S. A company must submit a complete dossier to the regulatory authorities in each of the countries where they wish to market a product, and each authority may require additional studies to meet their local specific regulatory requirements prior to the granting of marketing approval. In Canada, the authority having jurisdiction over the review and approval of new drugs is the Health Products and Foods Branch of Health Canada (“HC”). The Food and Drug Administration (“FDA”), the European Medicines Evaluation Agency (“EMEA”) and the State Food and Drug Administration (“SFDA”) have similar jurisdiction in the United States, Europe and China respectively.
The purpose of the pre-clinical studies is to determine the pharmacology, toxicity and metabolism of a new drug in animals before it is administered to humans. All of the data collected during the pre-clinical studies must then be presented to the regulatory authority in the country concerned to obtain formal approval to perform clinical studies in humans. This process is called an Investigational New Drug (“IND”) application in the United States or a Clinical Trial Application (“CTA”) in Canada.
Clinical drug development is often described as consisting of four temporal phases (Phase I-IV). Each Phase may be required to be undertaken in different stages, with the results of each stage being reviewed before approval is given for the next stage.
Phase I (Human Pharmacology Stage) starts with the initial administration of investigational new drugs into healthy volunteers. The objectives are to explore drug metabolism and drug interactions, to estimate the initial safety and tolerability at an early stage.
Phase II (Therapeutic Exploratory Stage) seeks to determine the dose and regimen for Phase III trials, and to provide basis for confirmatory studies design, endpoints and methodologies. Studies in Phase II are typically conducted on a group of patients who are selected according to relatively narrow criteria, leading to a relatively homogeneous population and are closely monitored.
Phase III (Therapeutic Confirmatory Stage) is used to confirm the therapeutic benefit, to refine the understanding of the benefit/risk relationship in general or with respect to special populations, or to demonstrate that a drug is safe and effective for use in the intended indication and recipient population. This type of study is considered as Pivotal. However, in some situations, it could be used in Phase IIb/III stage.
Phase IV (Post-Marketing Approval) begins after drug approval. These studies may or may not be considered necessary for approval but are important for optimizing the drug use.
HC or the FDA may hold or interrupt clinical studies if the safety of the subjects is compromised. Once the Phase III has been completed, the company will prepare a registration dossier which includes the technical (chemistry, manufacturing and controls) as well as the pre-clinical and clinical studies demonstrating the quality, efficacy and safety of the product for market authorization. This application is known as a New Drug Application (“NDA”) in the United States or as a New Drug Submission (“NDS”) in Canada.
Drug manufacturing is also regulated. Companies are required to ensure that they comply with GMP (Good Manufacturing Practice) regulations, which are quality standards that require the control of production activities, raw-material procurement, complaint handling, product recalls and labelling.
The Chinese SFDA’s regulatory system for new drugs provides several categories for approval, one of which (Class 1) relates to new drugs first approved in China resulting from research and development in China and intended for distribution in the West. If first approved in China, Tectin™ and Tetrodin™ would, to our knowledge, be the first drugs in this category to be approved by the SFDA. Class 2 relates to new drugs already approved in the West for which approval is sought in China. It is a requirement of approval for the manufacture and distribution of any new drug in China that the applicant has manufacturing capacity in China operating in accordance with approved GMP standards. NMLP currently meets this requirement. Generally, the SFDA’s approval process will follow procedures broadly similar to the process in other Western countries, such as Canada and the United States.

Fast-Track or Priority Review Procedure
The FDA, HC and other regulatory agencies have fast-track designation programs or Priority Review which are intended to accelerate the review process of new drugs used for the treatment of serious or severe debilitating diseases or conditions for which there is no currently available therapy.
Clinical Trials — Tetrodotoxin
Pre-Clinical Studies Involving TTX
Commencing a decade ago, principally in the research facilities operated by NMLP and in medical research institutions under agreements with NMLP, TTX was tested in animal models for the experimental treatment of opioid withdrawal. These observations led to the study of TTX at clinical doses as a systemic analgesic in various species and to the discovery that the compound is up to 3,200 times as potent as morphine in rats.
Comprehensive primary and secondary pharmacology and toxicology studies had been performed according to Good Laboratory Practices (“GLP”) through Clinical Research Organizations (“CRO”) in Canada and Europe. The results qualified the Company to file and maintain active Investigational New Drug (“IND”) status with Health Canada and China’s regulatory bodies.
TTX Product Applications — Clinical Trials — Stages of Development
We have chosen for our initial focus and regulatory approval three potential therapeutic indications from TTX. These are summarized in the table below.

Stage of Development
Potential Applications	Disease Focus	in Canada(1)
Tectin™	Moderate to severe pain	Phase IIb/III(2)(3)
Tetrodin™	Opiate Addiction Withdrawal	Phase IIa(2)(4)
Tocudin™	Anaesthesia	Pre-clinical

(1)	For a description of the stages of development in the drug approval process, see section titled “Description of Business — Regulatory Requirements”.

(2)	Phase I clinical trials completed in 2001. Phase IIa Tectin™ clinical trial completed in 2003.

(3)	Phase IIb/III clinical trial for Tectin™ commenced in 2004 and were terminated in 2006 after an interim analysis as per the recommendation of the DMC (Data Monitoring Committee)

(4)	Phase IIa clinical trial for Tetrodin™ approved by HC in 2002. The protocol was updated and submitted to Health Canada in August 2004. The study was completed in Jan 2005.

Tectin™ — Results of Clinical Trials — China
Overview
The Company’s leading potential application, Tectin™, is designed for the analgesic (pain killer) market, specifically targeting inadequately controlled pain in patients with advanced cancer. The Company’s initial research into tetrodotoxin (TTX) focused on the indications of opiate addiction withdrawal, but in the early phase of pharmacological studies of TTX, it became apparent that the prime factor in its ability to reduce or eliminate the severe symptoms of withdrawal, was its ability to reduce pain. The Company pursued further research on the ability of TTX to alleviate pain and obtained preliminary positive results.
Studies in China
In addition to pre-clinical studies, small quantities of TTX were made available to selected hospitals and clinics in China and a limited amount of testing was undertaken through compassionate-use by patients suffering from chronic malignant pain. A total of 11 patients who experienced metastatic cancer (liver, stomach and rectal) and who complained of high levels of pain despite opioid treatment reported substantial improvements in pain relief and quality-of-life measurements were also markedly improved. No signs of addiction occurred during or after the treatment. These patients reported continued pain relief lasting up to three weeks. The Phase II clinical development for Tectin™ was approved in China in February 2004 and commenced in July 2004. The first part of the dose-ranging preliminary study results was disclosed in October 2005. The study has been terminated due to the unfavourable interim analysis in the Canadian Phase IIb/III study.
Tetrodin™ — Results of Clinical Trial — China
Overview
Our second potential application Tetrodin™ is designed to treat heroin and other opiate addiction to substances such as morphine, opium and methadone.
We believe that treatment with Tetrodin™ can effectively reduce or eliminate the pain and other symptoms associated with withdrawal while the body eliminates the opiate residue to the point where it is no longer detectable in the bloodstream. Following initial detoxification, continued treatment with Tetrodin™ could ensure that the physical dependence will be reduced to a minimum.
Preliminary Studies in China
Prior to 1995, the regulatory system governing the approval for the manufacture and marketing of new drugs in China was administered at the provincial level and considerable pre-clinical testing of Tetrodin™ was undertaken in compliance with provincial regulations. Pre-clinical research found Tetrodin™ to be a non-addictive agent that is significantly more effective than clonidine for the treatment of withdrawal in primate models of opioid addiction. In 1995, the State Food & Drug Administration (“SFDA”), an agency of the Chinese central government was formed and new regulations required pre-clinical testing to meet new and enhanced standards.
The Company completed a number of additional pre-clinical tests and submitted the results, which validated previous findings, to the SFDA (State Food and Drug Administration).
In addition to pre-clinical studies, small quantities of Tetrodin™ were made available to selected Chinese state-run addiction clinics for compassionate use and a certain number of opioid addicted patients were treated. Treatment began with a period in which the patient was given a low dosage of Tetrodin™ by one intra-muscular injection a day for three to seven days. The studies indicated that, over the next 72 hours, the body eliminated the remaining opiate residue to the point where it was no longer detectable in the bloodstream. For up to a week following the initial detoxification, the patients continued treatment with reduced levels of Tetrodin™ injections to ensure that the physical dependence was reduced to a minimum.

Some minor effects, such as numbness in the fingertips, tingling of the lips and, in some cases, vomiting, were observed from treatment with Tetrodin™, but these symptoms generally disappeared within two hours of receiving treatment.
Clinical Trials in China
An application analogous to an IND application in Canada was submitted to the Chinese SDA (now SFDA) in December 1999. The IND review and approval was postponed to 2002 because of a reform of China’s drug administration and drug registration procedures. On March 13, 2002 the Company received an approval letter for a new drug clinical trial issued by the State Drug Administration. The Phase I clinical trial was conducted in the National Clinical Pharmacology Center, from May 2002 to July 2003. This study, including the archiving of essential documents, was conducted in compliance with guidelines issued by the State Drug Administration of China.
Forty nine healthy volunteers participated in a sequential design, randomized, double-blind, acute single ascending dose study and twenty-five healthy volunteers participated in an open label, ascending multiple dose study.
All participants completed the study; none were withdrawn or discontinued of the study. The results showed that TTX is well-tolerated in acute single intramuscular doses of up to 55 μg (micrograms). The intensity of the reported adverse events was generally mild or moderate. At the highest doses, numbness of lips, fingers, and toes typically occurred. Tetrodotoxin was found to have no adverse cardiovascular effect at any dose level. Blood, urine, kidney and ECG results were all in the normal range for all subjects.
In January 2005, the Company received an approval letter for Phase II clinical trials on opiate withdrawal from the State Drug Administration agency in China. Due to limited resources and until ownership of a Chinese patent is resolved, the Company has postponed development, testing and has not commenced phase II clinical trials for Tetrodin™. See sections titled “Description of Business — Business Strategy”; “Intellectual Property and Trademarks” and “Risk Factors”.
Tectin™ and Tetrodin™ — Results of Clinical Trials — North America
The Phase I clinical studies in North America were applied both to Tectin™ and Tetrodin™. The trials were conducted by Ventana Clinical Research Corporation (“Ventana”) of Toronto at Sunnybrook Women’s Hospital in Toronto.
The Phase Ia clinical trial was completed by Ventana in January 2001 and the Phase Ib & Ic in June 2001. A subsequent Investigational New Drug (“IND”) application for Phase IIa clinical trials was filed with Health Canada in July 2001 and a No Objection Letter (“NOL”) letter was received at the end of August 2001. The Phase IIa was a dose-ranging study with up to 6 dose levels in chronic cancer patients whose severe pain was inadequately controlled by current opioid therapies. A Phase IIb/III pivotal trial for Tectin™ was filed in November, and a NOL letter was received at the end of December 2003.
In December 2003 the Company received permission from Health Canada to commence an open-label compassionate-use clinical trial in various types of pain other than those associated with cancer.
The Phase I trial in healthy volunteers was broken down into two parts. The first study, WEX-001, “A Sequential Design, Randomized, Double-Blind, Acute Single Ascending Dose study of the Tolerance of Intramuscular Tetrodotoxin in Healthy Volunteers”, tested single doses of the active drug in an ascending manner from very small to high doses, in the microgram range. Each dose was tested in separate groups of eight subjects with six receiving active drug and two receiving placebo. Measures included 12-lead and telemetric ECG, vital signs, neurological examination, a cold-pressure pain test, a digit-symbol substitution test and subjective scales. All doses, including the highest dose given, were well tolerated. The most commonly reported side effects were numbness and tingling at peripheral sites such as the fingers, toes and lips.

The second study, WEX-002, “A Randomized, Double-Blind, Placebo-Controlled Study of Multiple-Dose Tolerance of Intramuscular Tetrodotoxin in Healthy Volunteers”, was completed on June 18, 2001. During this study, TTX was tested intramuscularly in doses of 7.5 μg up to 48 μg every four hours, four times per day, for four days. Each dose was tested in a separate group of 8 subjects, 6 receiving active drug and 2 receiving placebo. Based on this study, the maximum tolerated multiple dose of TTX in healthy normal volunteers was determined to be 36 μg intramuscularly every four hours, four times daily for 4 to 7 days.
The Phase IIa study, WEX-003, “An Open, Multi-Dose Efficacy and Safety Study of Intramuscular Tetrodotoxin (Tectin™) in Patients with Severe Cancer-Related Pain” was completed during the first quarter of 2004. This Phase IIa trial involved patients with advanced cancer disease who had not achieved adequate pain relief employing current established drug therapies.
Twenty-four patients received a total of 31 treatment sessions. Fifty-five percent (17/31) resulted in a full or partial analgesic response based on objective criteria (> 33% reduction in pain intensity as reported in the Brief Pain Inventory). Seventy-one percent (22/31) of the subjects were considered to have benefited from Tetrodotoxin treatment based on both objective criteria and clinical judgement. Onset of analgesia was cumulative, beginning about the third treatment day, and often persisting for many days beyond the final injection. Two subjects had complete analgesic response up to at least Day 15.
The Company released its final results of the Phase IIa trial at the 2nd Joint Scientific Meeting of the American Pain Society and Canadian Pain Society held in Vancouver, Canada in May 2004.
The Phase IIb/III study, WEX-014, “A Multicentre, Double Blind, Placebo-Controlled, Parallel-Design Trial of the Efficacy and Safety of Subcutaneous Tetrodotoxin (Tectin™) for Moderate to Severe Inadequately Controlled Cancer-Related Pain” began in May 2004 and was conducted at 29 centres across Canada.
In June 2005, the Company received a No Objection Letter (“NOL”) from Health Canada to amend the Phase IIb/III clinical trial protocol for Tectin™ in moderate to severe inadequately controlled cancer-related pain. The patients’ recruitment rate was lower than anticipated with about 35% of the required patients enrolled and dosed. The Company determined the amendments necessary in order to complete the study in a timely manner without compromising objectives and patient safety. The amended protocol simplified the study, increased patient eligibility, lessened the burden on patients and as a result, reduced the workload required by the physicians and their clinical teams. This was expected to help accelerate patient recruitment. WEX’s clinical team met personally with each participating centre to introduce the amended protocol and facilitated its smooth implementation.
An interim analysis was performed in March 2006 after 73 patients (half the projected total patient sample size) were enrolled and completed the study. Data was reviewed by the Data Monitoring Committee (DMC) and following their recommendation the study was discontinued. The DMC concluded that, based on the efficacy analysis, tetrodotoxin would not prove its primary endpoint, a statistical difference from placebo in pain reduction. However, the DMC emphasized in their letter that their conclusion “should not be taken to exclude the possibility that the drug is an effective analgesic, or indeed, that an analgesic signal might be discerned from the existing data if other analyses are performed”.

In light with the DMC’s recommendations, the Company has developed a strategic plan to make a detailed analysis of the data generated by the study. Decreased intake of opioids and analgesics, and quality of life (QoL) parameters such as physical functioning or emotional functioning (general activity, walking ability, normal work, mood, sleep, etc.), which were not examined by the DMC, will be evaluated in this analysis. The analysis is expected to be completed in July 2006. The Company will then consult the concerned regulatory agencies regarding further clinical development for Tectin™ in refractory, malignant cancer pain.
The continuation study WEX-014OL, “A Multicentre, Open-Label, Long-Term Efficacy and Safety Continuation Study of Subcutaneous Tetrodotoxin (Tectin™) for moderate to Severe Cancer-Related Pain” which was designed to allow those patients originally enrolled in the Phase IIb/III trial to receive treatment with Tectin™ in order to further study drug efficacy and safety has also been discontinued.
A study on the efficacy and safety of Tetrodin™ alleviating Naloxone-precipitated withdrawal in Methadone maintained subjects was completed in December 2004. The results of the study suggest that the use of a four-day pre-treatment regimen of 30 μg of subcutaneous tetrodotoxin, two times a day, prior to the initiating of withdrawal symptoms with naloxone, does not alleviate the withdrawal symptoms, as assessed in 14 methadone-maintained subjects. However, the results are not conclusive since the study included a relatively small number of subjects with a large variation in response, a small carryover effect was observed from one treatment period to the next and in this pre-treatment study design tetrodotoxin was not administered while subjects were experiencing withdrawal symptoms.
A significant finding from this study was that the safety profile of tetrodotoxin was similar to that observed in previous studies and that the administration of naloxone following tetrodotoxin versus placebo treatment did not produce different safety profiles.
Most importantly, the experience with this study has helped the Company to better understand tetrodotoxin’s mechanism of action, such that tetrodotoxin treatment may only be effective when administered during the withdrawal period. Hence, it is possible that in a larger study with a different treatment regimen, tetrodotoxin may prove to have clinical efficacy in this indication.
The Company will continue to focus its efforts on the commercialization of Tectin™ for pain management and therefore, will not pursue the development of Tetrodin™ in Canada until further resources are available or a partnership/collaboration is entered into.
In May 2006 the U.S. FDA (Food and Drug Administration) approved an IND (Investigational New Drug) application to initiate a clinical trial of Tectin™, derived from tetrodotoxin (“TTX”), under a US-IND number.
This will be a randomized, pharmacokinetic trial to assess the kinetics of TTX after a single subcutaneous dose in healthy volunteers, data which are required by regulatory agencies to understand the fate of the drug in the body. As the dose of TTX administered to humans is very small, no established method was sensitive enough to detect the product in biological fluids and, therefore, no kinetic data were available. Recently, an analytical method sensitive enough to assay TTX in human samples of blood and urine has been developed. This will allow the Company to proceed with this study and obtain information about TTX kinetics, data crucial to the successful development of the product.

Tectin™ — Clinical Trials — Europe
The Phase IIb study ESTEVE-TTX-201, “A Randomized, Double-blind, Placebo controlled, Multiple-dose, Parallel clinical trial to establish the minimum effective dose of Tetrodotoxin and investigate the treatment schedule for moderate to severe uncontrolled cancer-related pain” has been deferred until new endpoints are determined. This will help expedite the development while minimizing costs.
Tocudin™ — Pre-Clinical Studies
Tocudin™ is currently in early pre-clinical studies discovering its anaesthetic properties. An IND application leading to a Phase I clinical study is not planned to be filed until at the earliest 2007. All pre-clinical testing for Tocudin™ is being done in China by NMLP. It is the Company’s plans to perform clinical trials in Canada.
Research, Development and Manufacturing
China
Additional research and development and manufacturing activities are conducted by NMLP at its facilities in Nanning, GuangXi province. Standard Operating Procedures (“SOP”), in both Chinese and English, have been established for the extraction, process, analytical methods and manufacturing systems used in the plant. The plant has been upgraded to meet Chinese GMP (Good Manufacturing Practice). Activities are focused on three principal areas: first, the manufacturing of active pharmaceutical ingredient and the finished product of TTX based product candidates; second, the screening and discovery of new compounds for various therapeutic areas; and third, a qualified pharmacology laboratory to perform various animal studies for research and patent purposes. We believe that there are certain cost-effective advantages in having R&D/manufacturing operations in Nanning, China, such as competitive cost of doing business and availability of qualified personnel (i.e. research scientists and experienced pharmaceutical management team).
Manufacturing of Tetrodotoxin
Through NMLP’s proprietary processing equipment, tetrodotoxin (“TTX”) is extracted from the liver, ovaries and intestines of the puffer fish (parts that are not edible and are discarded as waste) and then refined using NMLP’s proprietary process. The puffer fish is found in abundance in the China Sea and other warm waters in Asia. While no commitments have been made to purchase the puffer fish waste, we have held discussions with a number of potential suppliers, and we believe we will experience no difficulty in obtaining sufficient raw material at reasonable prices.
China — Manufacturing Facility
It is the Company’s intention that the Nanning facility will be used to manufacture our TTX-based product candidates, for sale in China. At present, the facility operates to GMP standards in China and has manufactured the clinical materials used in Phase I/II clinical trials in Canada to date. In order to meet GMP standards for finished products required for export to world markets, the Company’s current manufacturing facility will need to be upgraded or a new facilities will need to be constructed, if the Company elects to manufacture product in China for export around the world. In light of China’s membership in the World Trade Organization (“WTO”), it is expected that GMP standards in China will eventually be harmonized with international standards. The timing of the harmonization of China’s GMP standards with international standards is not determinable at this time. If FDA and international GMP standards for drug products cannot be met in China, the Company will need to build a manufacturing facility in a more suitable country or contract manufacturing of the TTX drug to a third party to meet the required international GMP standards. The Company will finalize its manufacturing strategy as the TTX product candidates advance further in the commercialization process.

In November 2005 the Company received a positive response from the U.S. Food and Drug Administration (FDA) in regard to the Chemistry, Manufacturing and Controls (CMC) section of its upcoming Investigational New Drug Application (IND) dossier for Tectin™. The FDA indicated that they have no concerns with the CMC at this time.
In March 2006 the Company received an inspection report of its manufacturing plant in China. This inspection was conducted by an independent research organization at the request of our co-development partner, Laboratorios del Dr. Esteve S.A., to ensure that the facilities met GMP (Good Manufacturing Practices) requirements.
The report concluded that the manufacturing facilities of Nanning Maple Leaf Pharmaceuticals (“NMLP”), a 97%-owned subsidiary of the Company, are physically and organizationally of a high quality standard and was found to conform to GMP codes. Furthermore, any deficiencies observed at NMLP were determined to be minor and not likely to compromise the purity of the API (Active Pharmaceutical Ingredient) produced, or its safety and efficacy in clinical use.
North America — Manufacturing
In March 2004, an agreement was signed with a subsidiary of Sabex Holdings Ltd. (“Sabex”), to manufacture WEX’s clinical lots of Tetrodotoxin for Canada, the United States and Europe. The agreement provides Sabex with a first right of refusal to acquire an exclusive license for WEX’s injectable products in Canada. Subsequent to the signing, the Company was informed in June 2004 that Sabex Holdings Ltd. was acquired by Sandoz, a Novartis AG Company. With this agreement, WEX has in place a North American cGMP facility for manufacturing of its product candidates. This arrangement reduces regulatory risk for North American and European jurisdictions as this GMP plant is approved by regulatory agencies such as: FDA/HC/EMEA. In addition, management believes this contract manufacturing arrangement will satisfy requirements of its existing corporate partner and other potential licensing partners for an uninterrupted supply of current GMP-quality clinical and commercial goods.
Manufacturing of Other Products
NMLP also carries on some limited manufacturing of therapeutic pharmaceuticals, ranging from therapeutic drugs to generic pharmaceuticals and traditional Chinese remedies.
A number of drugs are licensed by China’s State Food and Drug Administration (“SFDA”) and are manufactured by NMLP which are currently for sale exclusively in China. The generic drugs include: Cerebropretein Hydrolysate — a biological drug developed by NMLP in 1996. It contains 18 amino acids, in which seven kinds are essential amino acids in human and small molecular polypeptide. This product can cross the blood-brain barrier rapidly, stimulate protein synthesis and hypophysis hormone release and adjust glucose and oxygen utilization in the brain. It alleviates lipid peroxide reactions and improves the recovery for unbalanced calcium stabilization in neurons. It promotes neurofibril growth and increases the supply of blood and oxygen in the area of cerebral injury as well. This product targets cerebral thrombosis, encephalorrhagia and their sequelae, inadequate blood supply in cerebra, pre-senile and senile dementia, atelencephalia, cerebral palsy, newborn asphyxia, parkinsonian syndrome, attention deficit disorder in children, and epilepsy. In addition, it can be used as adjunct medicine for acute intoxication of hypnotic, organophosphorus, alcohol and carbon monoxide; Clindamycin Phosphate injection for respiratory and dermal infection (which is currently manufactured by a third party); and various other generic drugs for various medical indications.
NMLP holds a National Pharmaceutical Manufacturing License to produce health care and pharmaceutical products for China and the international market, both on its own account and for foreign companies planning to produce or package product(s) for sale in China.

The Nanning facility is capable of producing most of the standard sizes and containers of products being sold in China. Current licensed pharmaceutical products are packaged in 10 millilitre, 5 millilitre and 2 millilitre ampoules and annual production throughput is a potential total of 30,000,000 units per year. The Company signed a licensing agreement in March, 2004 with a Canadian company for worldwide rights to market Capsaicin Cream, (in mild, regular, and forte strength formulations), a topical vanilloid compound to relieve neuralgia and pain associated with osteoarthritis, rheumatoid arthritis and diabetic neuropathy. A Drug Identification Number (DIN) for each strength was issued under WEX’s name from Health Canada in March 2004 which permits WEX to market the drug in Canada. After further evaluation of marketing studies in China and Canada and high costs, the Company decided not to proceed with marketing of this product.
Intellectual Property and Trademarks
Intellectual Property
The Company and the pharmaceutical industry in general attach great significance to patents and the protection of industrial secrets for new technologies, products and processes. Accordingly, the Company’s success depends, in part, on our ability to obtain patents or rights thereto in order to protect its commercial secrets and carry on its activities without infringing the rights of third parties.
WEX’s strategic approach is to build a portfolio that provides broad protection of our basic platform technology, as well as a tiered patent claim structure to provide back-up patent positions in commercially significant areas. The Company will seek to protect our proprietary technology by filing patent applications, unless it is believed that keeping an invention a trade secret is preferable. The Company’s policy is to require all employees, consultants, members of advisory boards and parties to collaborative agreements to enter into agreements which typically provide that, among other things, specified information obtained or developed during the relationship remain confidential and that any work produced belongs to the Company or NMLP, as applicable. The Company intends to seek patent protection for our proprietary discoveries, in addition to the United States and China, in Canada, Europe, Japan and other countries which might offer a significant potential market for our products.
As of June 29, 2006, WEX held the rights to 91 patents or patent applications filed in 31 jurisdictions including the European and Eurasian regional jurisdictions which correspond to 16 patent families.
As no patent protection is available for native compounds such as the TTX compound derived from the puffer fish, the Company’s intellectual property portfolio includes patents to protect therapeutic uses, dosages; manufacturing and purification of TTX; derivatives; combinations; formulations and administration processes such as: the use of Tetrodotoxin or analogues for the treatment of drug dependence; the systemic administration of Tetrodotoxin and analogues for the treatment of pain; the use of Tetrodotoxin or analogues and a local anaesthetic for producing local anaesthesia and analgesia in nerve tissue; compositions of and use of Tetrodotoxin or analogues with an opioid analgesic for the treatment of pain; compositions of and use of Tetrodotoxin or analogues with a cyclooxygenase inhibitors such as aspirin for the treatment of pain; formulations of Tetrodotoxin or analogues for the treatment of pain or drug dependence; methods and apparatus for extracting Tetrodotoxin; and methods of purifying Tetrodotoxin.
One of our European patent applications is under appeal following the Examiner’s decision to refuse the original proposed patent claim. The ultimate outcome of the appeal is uncertain at this time.

In November 2005 the Company requested its U.S. Patent No. 6,407,088 “Method of Analgesia” be re-examined in light of prior art discovered during an extensive search conducted by the Company. The re-examination is intended to introduce such changes to the scope of the patent as may be necessary to ensure that it is valid and enforceable.
Patent No. ZL95190556.2 — The Company has been notified that based on a court ruling (the “Ruling”) the Chinese Patent Office (“CPO”) has changed registered ownership of the drug withdrawal Patent No. ZL95190556.2 “Use of Amino Quinazoline Hydride Compound and its Derivative for Abstaining from Drug Dependence” in China from the Company’s subsidiary, Nanning Maple Leaf Pharmaceuticals (“NMLP”) to one of the two inventors and a third party who alleges to have been an employer of the other inventor. The patent was granted in China on January 22, 2000. Before granting, two inventors assigned their interest in the invention covered by the patent to NMLP. Subsequently the alleged former employer of one of the inventors claimed its employee did not have the rights to assign the invention to NMLP and that the patent belonged to it. WEX filed an appeal of the Ruling and the Court subsequently dismissed the appeal. The Company disagrees with the Ruling and considers that the prior assignment of interest to NMLP in the invention was valid and therefore that WEX has at least part-ownership rights to the patent. Even though the Company is currently investigating other legal and business options, until the ownership of the patent is resolved and as a result of financial and other considerations, the Company has decided to temporarily postpone development and testing of its opiate addiction withdrawal drug in China. The Company recognizes its intellectual property leadership in this area and will continue to file new patents in the area of drug withdrawal to strengthen its patent position. This development does not affect other tetrodotoxin related therapeutic indications or other research projects and the Company will continue to focus financial and operational resources on the development of Tectin™ for the treatment of moderate to severe cancer related pain through clinical development in North America, China and Europe. As with the patent positions of other pharmaceutical and biopharmaceutical firms, we have no assurance that our pending patent applications will result in the issuance of further patents or, for the patents that are issued, whether they will provide significant proprietary protection or will be circumvented or invalidated. See section titled “Risk-Factors — Risks Related to Intellectual Property”.
Trademarks
We have applied to register certain trade names for our products. The name Tectin™ is the trademark name for the Company’s investigational pain medication; the name Tetrodin™ is the trademark name for the Company’s drug in clinical testing for addiction withdrawal from opioid abuse; and the name Tocudin™ is the trademark name for the Company’s drug in pre clinical studies for use as a local or regional anaesthetic.
Tectin™ is currently registered in the U.S., and in China. The opposition to it in the European Community has been settled. It is opposed to in Canada. Tetrodin™ is registered in the U.S. and allowed in China and in Canada. It is opposed to in the European Community. Tocudin™ is currently registered in the European Community, allowed in Canada, and pending in the U.S. and China.

Competition
Tectin™
Pain management drugs, particularly NSAIDs, are numerous and have many manufacturers. See section titled “Description of Business — Analgesia (pain killer) Market — Overview of Pain Management Industry — Pain Management Market”. The tables below indicate the principal companies and their therapeutic drugs for various pain categories:
Competition — Pain Therapeutics

Company	Drug	Indication	Stage	Mechanism
Élan	Prialt (Ziconotide)	Severe chronic pain	Launched	Calcium channel blocker
Pfizer	Lyrica (Pregabalin)	Postherpetic neuralgia	Approved	Calcium channel blocker
Avanir	Neurodex (Quinidine)	Diabetic neuropathy	Phase III	NMDA blocker
Newron	Ralfinamid (Ralfinamid)	Neuropathic Pain	Phase II	Sodium channel blocker
Neuromed	NMED-160	Chronic pain	Phase II	Calcium channel blocker
The foregoing table should not be construed as identifying all our potential competitors.
In addition, we are aware of a large number of companies that are developing therapies for multiple pain indicators. We have identified at least 30 therapeutic potential applications for various palliative, acute and chronic pain indicators that are currently in pre-clinical studies or in clinical trials. Only two of these, Ziconotide and NMED-160 are non-opioid and could be considered as potential competitors. Ziconotide is more than 1,000 times stronger than morphine but administration of the drug is done by means of a spinal pump injection administered intrathecally.
Tetrodin™
To the best of our knowledge, there is no comparable product to Tetrodin™ currently commercially available anywhere in the world. The following is a summary of the principal alternative treatments for opiate addiction of which we are aware:
•
Methadone is a synthetic opiate which, rather than diminishing the cravings for an opium-based drug (such as heroin or morphine) merely replaces the drug of choice. It is currently the most commonly used treatment for heroin addiction and has been used for the last 30 years. However, methadone users can become dependent upon the drug for the rest of their lives and experience withdrawal symptoms much like those with heroin when they attempt to cease using the drug.

•
LAAM has been approved by the FDA for use against heroin addiction and only needs to be administered three to four times per week, rather than daily, like methadone. Tests done by John Hopkins University School of Medicine (November, 2000) indicated that LAAM is just as effective as high dosages of methadone, but with a lower frequency of administration. The decreased number of visits reduces the inconvenience to the patient and increases the number of patients that a treatment center could treat at one time. LAAM is also addictive, and cessation of use, results in typical withdrawal symptoms. Treatment can be expected to continue for up to the patient’s lifetime.

•	See section titled “Detoxification Market — Overview of Addiction Care Industry”.
Human Resources
In August 2005 Frank (Haykong) Shum stepped down from his position as CEO of the Company. Dr. Edge Wang replaced Mr. Shum on an interim basis until December 2005 at which time was named the President and CEO of the Company.

In September 2005 the company undertook a restructuring to reduce its costs. In connection with the restructuring the headcount was reduced by approximately 35% in both its headquarters in Vancouver and its Hong Kong Office.
In March 2006 the Company undertook a further reduction in workforce by reducing the head count in North America by an additional 50%, for an expected cost saving of approximately $1,000,000 per year in direct salaries and related costs, to extend its financial resources.
The Company currently employs 77 people in total: 7 people are located at WEX’s corporate office in Vancouver, British Columbia, and 1 in Montreal, Quebec; WEX-HK employs 1 person in its Hong Kong office; and NMLP employs 67 people at its facilities in Nanning, China and 1 at NMLP’s branch office in Beijing, China. Forty-four of the NMLP employees have technical or scientific backgrounds and qualifications.
None of our employees are governed by a collective agreement. We believe our relationship with our employees is in good standing.
Facilities
The Company’s corporate office is located in Vancouver, British Columbia, at Suite 1601, 700 West Pender Street, Vancouver, British Columbia, V6C 1G8. The 5,516 square feet premises are held under a lease expiring on December 31, 2009. The Company’s subsidiary IWT Bio Inc.’s office is located in Montreal, Canada.
Our Hong Kong subsidiary, WEX-HK, is located in a modern office complex at Unit A2, 13th Floor, Loyong Court, 212-220 Lockhart Road, Wanchai, Hong Kong, China, where it occupies 474 square feet under a lease expiring on March 12, 2008.
NMLP, our principal operating subsidiary, occupies 64,000 square feet of office space and laboratory and manufacturing premises at 9 East Huo Ju Road, Nanning, GuangXi, China held under a lease expiring December 31, 2006. The current processing equipment, filling areas, quality control lab, research lab and all other work and support areas occupy approximately five floors. There is ample room for adding to or expanding the production equipment to increase capacity in the future. We also have an office at Suite 1007, HuaPu International Plaza, No. 19, ChaoYang Men Wai Avenue, Beijing, China, 100020, which administers the clinical trial activities in China held under a lease expiring March 31, 2007.
Management believes that these premises are adequate for our current needs.
Risk Factors
Investment in our Common Shares involves a high degree of risk and should be regarded as speculative due to the nature of our business and because our product applications are still in research and development. In addition to the other information contained in this Annual Information Form, the following factors should be considered carefully by investors when evaluating an investment in the Company’s securities.
WEX’s business entails significant risks and an investment in the Company’s shares should be considered speculative for a variety of reasons. Such an investment should only be undertaken by persons who have sufficient financial resources to enable them to assume such risks. In addition to the usual risks associated with investment in a business, the following is a general description of certain significant risk factors, which should be considered.

Risks Related to The Company’s Business
Early Stage Development
We have a history of significant losses and a significant accumulated deficit. Other than some minor revenue from generic drug sales we have not generated any product revenue from our TTX products. We may never achieve or maintain profitability.
Our business is at an early stage of development. We have not completed the development of any product candidates and, accordingly, we have not begun to market or generate revenues outside China from the commercialization of our branded product candidates. Our branded product candidates will require significant additional clinical testing and investment prior to commercialization. A commitment of substantial resources to conduct time-consuming research and clinical trials will be required if we are to complete the development of any of our product candidate applications. There can be no assurance that any of our product candidates will meet applicable regulatory standards, obtain required regulatory approvals, be capable of being produced in commercial quantities at reasonable costs or be successfully marketed. It may take hundreds of millions of dollars to successfully develop a pre clinical or early clinical compound into a marketed drug. It may be several years before any of our branded product candidates are commercially available. Additional financing may not be available to the Company or may not be available on favourable terms.
As at March 31, 2006, the Company has incurred losses amounting to a net deficit of $65.6 M and the Company expects to incur further losses.
Limited Operating History
We have limited business operations and such operations are unrelated to the activities on which we are now primarily focused. We have a history of operating losses and have accumulated a substantial deficit. We are unlikely to realize any earnings or pay dividends in the immediate or foreseeable future.
We have not yet developed any pharmaceutical products that have received regulatory approval other than the few generic drugs sold in China. The successful commercialization of our product candidates is crucial to our success. Successful product development in the pharmaceutical industry is highly uncertain and very few research and development products produce a commercial product.
To be successful, the Company’s product candidates must be developed and manufactured in commercial quantities in compliance with regulatory requirements and at acceptable costs. In order to develop and manufacture our product candidates in commercial quantities, if we elect to do so, we will need to develop our own laboratory and manufacturing facilities to international cGLP and cGMP standards or contract with third parties to manufacture our product candidates. No assurance can be given that we will be able to make the transition to commercial production.
The marketing and penetration of target markets for our drug product candidates may also be challenging. We intend to rely substantially on the exploitation of our product candidates that are currently in development for our future earnings. If any of these product candidates does not become commercially saleable for whatever reason, our future earnings or ability to generate revenues will suffer. If the product candidates become commercially saleable, our future financial performance will then depend on the successful introduction and customer acceptance of our product candidates.

Clinical Trials
The results of pre-clinical studies, initial and later stage clinical trials are not necessarily predictive of future results, and our current product candidates may not have favorable results in later testing or trials.
Pre-clinical tests and Phase I and Phase II clinical trials are primarily designed to test safety and to understand the side effects of our product candidates at various doses and schedules. Success in pre-clinical or animal studies and early clinical trials does not ensure that later large-scale efficacy trials will be successful nor does it predict final results. Favorable results in early trials may not be repeated in later trials. A number of companies in the life sciences industry have suffered significant setbacks in advanced clinical trials, even after positive results in earlier trials. Clinical results are frequently susceptible to varying interpretations that may delay, limit or prevent regulatory approvals. Negative or inconclusive results or adverse medical events during a clinical trial could cause a clinical trial to be delayed, repeated or terminated. In addition, failure to construct appropriate clinical trial protocols could result in the test or control group experiencing a disproportionate number of adverse events and could cause a clinical trial to be repeated or terminated. Pre-clinical data and the clinical results may not predict results from studies in larger numbers of subjects drawn from more diverse populations, and also may not predict the ability of our product candidates to achieve their intended goals, or to do so safely. We will be required to demonstrate through larger scale clinical trials that our product candidates are safe and effective for use in a diverse population before we can seek regulatory approvals for their commercial sale. There is typically an extremely high rate of attrition from the failure of product candidates proceeding through clinical trials. To date, long term safety and efficacy have not yet been demonstrated in clinical trials for any of our product candidates. If results fail to demonstrate sufficient safety and efficacy in ongoing clinical trials, we will experience potentially significant delays in, or be required to abandon development of, those product candidates. In particular, our business and future revenues will depend on the detailed results of our product candidates supporting the regulatory standards in the applicable countries.
Our share price could decline significantly if those clinical results are not favorable, are delayed or are perceived negatively. The results may not be favorable or viewed favorably by us or third parties, including investors, equity research analysts and potential collaborators. Share prices for life sciences companies have declined significantly in certain instances where clinical results were not favorable, were perceived negatively or otherwise did not meet expectations. Unfavorable results or negative perceptions regarding the results of clinical trials for any of our product candidates could cause our share price to decline significantly as it did when the Company received a recommendation from the Data Monitoring Committee in March 2006 to prematurely discontinue the Canadian Phase IIb/III study of Tectin™ following an unfavourable interim analysis.
Clinical Trials – Costs and Uncertainties
Clinical trials for the Company’s product candidates are expensive, time consuming and their outcome is uncertain. In order to obtain regulatory approval for the commercial sale of any of our product candidates, we are required to complete extensive clinical trials to demonstrate its safety and efficacy. The timing of the commencement, continuation and completion of clinical trials may be subject to significant delays relating to various causes, including: our inability to manufacture under the applicable regulatory standards or obtain sufficient quantities of materials for use in clinical trials; delays arising from our collaborative partnership with Esteve in Europe; delays in obtaining regulatory approvals to commence a study, or government intervention to suspend or terminate a study; delays, suspension, or termination of the clinical trials due to the institutional review board or independent ethics board responsible for overseeing the study to protect research subjects at a particular study site; delays in identifying and reaching agreement on acceptable terms with prospective clinical trial sites; slower than expected rates of patient recruitment and enrollment; uncertain dosing issues; inability or unwillingness of medical investigators to follow our clinical protocols; variability in the number and types of subjects available for each study and resulting difficulties in identifying and enrolling subjects who meet trial eligibility criteria; scheduling conflicts with participating clinicians and clinical institutions; difficulty in maintaining contact with subjects after treatment, resulting in incomplete data; unforeseen safety issues or side effects; lack of efficacy during the clinical trials; our reliance on clinical research organizations to conduct clinical trials, which may not conduct those trials with good clinical or laboratory practices; or other regulatory delays.

Clinical Trials – Delay in Enrolment of Patients
If the Company encounters difficulties enrolling patients in our clinical trials, our trials could be delayed or otherwise adversely affected. Clinical trials for our product candidates require that we identify and enroll a large number of patients with the medical indication under investigation. We may not be able to enroll a sufficient number of patients to complete our clinical trials in a timely manner. Patient enrollment is a function of many factors including: design of the protocol; the size of the patient population; eligibility criteria for the study in question; perceived risks and benefits of the drug under study; availability of competing therapies; efforts to facilitate timely enrollment in clinical trials; patient referral practices of physicians; and availability of clinical trial sites. If we have difficulty enrolling a sufficient number of patients to conduct our clinical trials as planned, we may need to delay or terminate ongoing clinical trials.
Reliance on Strategic Partner(s)
Our strategy is to enter into various arrangements with corporate and academic collaborators, licensors, licensees and others for the research, development, clinical testing, regulatory approval, manufacturing, marketing and commercialization of our product candidates. Currently the Company has entered into a license and collaboration agreement and a supply agreement with Esteve to assist in the development of the Company’s TTX product candidates, obtain European regulatory approval and market the product candidates in Europe. This strategic collaboration is essential to the development of our technology and potential revenue from Europe and we have little control over or access to information regarding our collaborators’ activities with respect to our product candidates. The Company is currently developing the product candidates for the rest of the world excluding Europe. The Company may at some future point in time decide to license its product candidates to other strategic partners for research, development, clinical testing, regulatory approval, manufacturing, marketing and commercialization.
Our strategic partners and collaborators may fail to successfully develop or commercialize our technology to which they have rights for a number of reasons, including: failure of a strategic collaborator to continue, delays, lack of funding, research, development and commercialization activities; the pursuit or development by a strategic collaborator of alternative technologies, either on its own or with others, including our competitors, as a means for developing treatments for the indications targeted by our programs; the preclusion of a strategic collaborator from developing or commercializing any product, through, for example, litigation or other legal action; and the failure of a strategic collaborator to make required milestone payments, meet contractual milestone obligations or exercise options which may result in the termination of applicable licensing arrangements.
Lack of Manufacturing Experience
We have not yet commercially manufactured any branded / new pharmaceutical products except for minor volumes of the TTX drug for R&D and clinical trial requirements and minor volumes of generic drugs which are manufactured under Chinese Good Manufacturing Practices (“GMP”) at the Company’s facility located in Nanning, China. These generic drugs are sold in China only. The Company has entered into an agreement with Sabex (a GMP facility) located in Montreal Canada, to manufacture the final TTX drug for use in clinical trials in North America and Europe.

The Company currently does not have a large scale commercial manufacturing or marketing experience for our product candidates except for the limited generic drug manufacturing operations in China. To be successful, our product candidates must be manufactured in commercial quantities in compliance with international regulatory requirements and at acceptable costs. In order to manufacture our product candidates in commercial quantities, the Company may elect to develop its own manufacturing facilities that meet international standards or contract with third parties to manufacture our TTX product candidates.
The Company may elect to perform manufacturing operations internally. Developing our own commercial scale manufacturing facilities would require raising substantial additional funds and hiring and retaining additional management and technical personnel who have the necessary manufacturing experience. In addition, if the Company decides to manufacture its pharmaceutical product candidates, the manufacturing process will need to comply with current Good Manufacturing Practices (“cGMP”) in Canada, U.S., Europe and/or other jurisdictions. We can give no assurance that we will be successful in developing commercial scale manufacturing facilities or obtain necessary approvals in a timely manner or at all.
If the Company contracts with third-party manufacturers to produce commercial quantities of our potential product candidates, we do not know whether satisfactory arrangements will be reached with such parties. If we are not able to reach such an arrangement the commercialization of our product candidates could be delayed. If third parties cannot deliver commercial quantities in a timely manner or they run into financial difficulties, our revenues could be significantly reduced.
No assurance can be given that we will be able to make the transition to commercial production.
Supply of the Puffer Fish
Tetrodotoxin involves a naturally-occurring sodium channel blocking compound found primarily in the puffer fish. These fish are found in the warm water oceans off the coasts of Asia, Central America and the Middle East. The Company is using a certain species of the puffer fish for its current clinical trials. The Company believes it has a sufficient supply of the puffer fish to meet current clinical trial requirements in Europe and North America.
Once the TTX products become commercialized and the Company’s current stock is utilized, additional supply of the puffer fish will be required to produce the TTX drug for commercial sales. The Company is currently securing additional crude TTX. In addition, the Company is engaged in researching and developing a cost effective synthesis of the TTX drug to scale up production in order to eliminate the need for the natural source supply. There can be no assurance that adequate supply of the currently tested species of the puffer fish will be available in ample quantities and at reasonable prices to meet future commercialization demands. Also there can be no assurance that a cost effective synthesis of the TTX drug can be developed to meet future commercial needs. Currently, the TTX drug can only be obtained on a cost effective basis from the puffer fish. Synthetic production of the TTX drug may not be commercially viable or available in the foreseeable future.
If adequate supply is not available on a timely basis and available at a reasonable price, the commercialization of the TTX product candidates could be delayed thus affecting the Company’s ability to generate revenues.

Lack of Marketing, Selling and Distribution Experience
The Company may be unsuccessful in the marketing, selling and distributing of its future product candidates, if any, as we have no experience in marketing and selling of pharmaceutical products. In order to achieve commercial success for any approved products, we may have to develop an effective marketing and sales force or enter into arrangements with third parties to market and sell our products.
If we develop our own marketing and sales capabilities, we will be competing with other companies that currently have experienced and well-funded marketing and sales operations. To the extent that we enter into co-promotion or other marketing and sales arrangements with other companies, any revenues received will be dependent on the efforts of others, and we do not know whether these efforts will be successful.
In Europe we licensed to Esteve the rights to market the TTX product candidates in Europe, if and when approved for marketing by the various applicable European regulatory authorities, and we intend to rely on Esteve for this activity. Should our arrangement with Esteve be terminated for any reason, we would need to find a new collaborative partner or undertake the marketing for Europe on our own. This could result in delays and/or the need for additional funding.
Other than the Esteve agreement for Europe, and Sabex’s first right of refusal for Canada, the Company has no similar arrangement for the commercialization and marketing of the TTX product candidates in the rest of the world. Accordingly, if we are able to commercialize any of our other product candidates, we would either have to develop a marketing capability (including a sales force) or attempt to enter into a joint venture, license, or other arrangement with third parties to provide the financial and other resources needed to market such products. The details of such an agreement may be significantly different than the current agreement with Esteve. We currently do not employ any sales personnel other than a small sales staff in China handling minor sales of our generic products in the China market. We have no experience in hiring and managing such personnel on an international or large scale basis. Our ability to develop our own marketing capability is untested. Our ability to negotiate favorable terms in connection with additional arrangements to market our product candidates, if and when approved, through joint venture, license or other arrangements is unknown at this time.
Failure to develop a direct sales and marketing force or enter into appropriate arrangements with other companies to market and sell our product candidates will reduce our ability to generate revenues.
Lack of Market Acceptance of Drug Products
If the Company successfully develops its product candidates, they may not achieve market acceptance and we may not be able to sell them. Even if we do develop a safe and effective product and obtain the necessary regulatory approvals, the process will take years, and by the time this occurs, because of the competitive and dynamic nature of the drug development industry, there is a risk that at such time, any such product: will not be economical to market, reimbursable by third party payors, or marketable at prices that will allow us to achieve profitability; will not be successfully marketed or achieve market acceptance; will not be preferable to existing or newly developed products marketed by third parties; or will infringe proprietary rights held by third parties now or in the future that would preclude us from marketing any such product. The degree of market acceptance of products developed by the Company, if any, will depend on a number of factors, including the establishment and demonstration in the medical community of the clinical efficacy and safety of our product candidates and their potential advantage over alternative treatment methods, and similar acceptance by public and private third party payors. There is no assurance that physicians, patients, the medical community in general or payors will accept and utilize or reimburse any products that may be developed by us. In addition, by the time our products, if any, are ready to be commercialized, what we believe to be the market for these products may have changed. Any estimates referenced herein of the number of patients who have received or might have been candidates to use a specific product may not accurately reflect the true market or market prices for such products or the extent to which such products, if successfully developed, will actually be used by patients. Our failure to successfully introduce and market our products that are under development would have a material adverse effect on our business, financial condition and results of operations.

Technological Change and Competition
We are engaged in a rapidly changing field. There are other products and therapies that will compete directly with the products that we are seeking to develop in the markets which currently exist as well as the markets that are being developed. Competition from fully integrated pharmaceutical companies and more established biotechnology companies is intense and is expected to increase. Most of these companies have significantly greater financial resources and expertise in discovery and development, manufacturing, preclinical and clinical testing, obtaining regulatory approvals and marketing than us. Smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large pharmaceutical and established biotechnology companies. Many of these competitors have significant products that have been approved or are in development and operate large, well funded discovery and development programs. Academic institutions, governmental agencies and other public and private research organizations also conduct research, seek patent protection and establish collaborative arrangements for therapeutic products and clinical development and marketing. In addition to the above factors, we will face competition based on product efficacy and safety, the timing and scope of regulatory approvals, availability of supply, marketing and sales capability, reimbursement coverage, price and patent position. There is no assurance that our competitors will not develop more effective or more affordable products, or achieve earlier patent protection or product commercialization, than we are able to do.
Other companies may succeed in developing products earlier than we do, obtaining approvals for such products more rapidly than we do, or in developing products that are more effective than products we propose to develop. While we will seek to expand our technological capabilities in order to remain competitive, there can be no assurance that research and development by others will not render our technology or products obsolete, or non-competitive, or result in treatments superior to any therapy developed by us, or that any therapy developed by us will be preferred to any existing or newly developed technologies.
Foreign Currency Exposure
We may incur losses associated with foreign currency fluctuations. The Company’s operations are reported in Canadian dollars and in some instances operations are conducted in currencies other than the Canadian dollar and fluctuations in the value of foreign currencies relative to the Canadian dollar could cause us to incur currency exchange losses. In addition to the Canadian dollar, we currently conduct some operations in Euros, U.S. dollars, Hong Kong dollars and Chinese Renminbi. Exchange rate fluctuations may reduce our future operating results.
In the year ended March 31, 2006, the Company reported a foreign exchange loss of $328,610 due to foreign currency fluctuations. We have not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk, and therefore we are subject to foreign currency transaction and translation gains and losses. We purchase goods and services in Canadian dollars, Euros, U.S. dollars, Hong Kong dollars and Chinese Renminbi and currently earn a significant portion of our license and milestone revenues in Euros. Foreign exchange risk is managed primarily by satisfying foreign denominated expenditures with cash flows or assets denominated in the same currency.

If the Company can commercialize its products, we may face exposure to adverse movements in foreign currency exchange rates. The Company intends to generate revenue and expenses internationally which are likely to be denominated in Canadian, U.S., Euros and other foreign currencies. Our intended international business will be subject to risks typical of an international business including, but not limited to, differing tax structures, a myriad of regulations and restrictions, and general foreign exchange rate volatility. A decrease in the value of such foreign currencies relative to the Canadian dollar could result in losses from currency exchange rate fluctuations. To date we have not generated sufficient revenues to warrant the necessity of hedging against risks associated with foreign exchange rate exposure. Although we may do so in the future, we cannot be sure that any hedging techniques we may implement will be successful or that our business, results of operations, financial condition and cash flows will not be materially adversely affected by exchange rate fluctuations.
Foreign Country Risks
The value of the Company’s investment in NMLP is dependent on continued political, economic and social stability in China. Although the Chinese government has been advancing economic reform policies for over 20 years, unforeseen circumstances, such as a change in leadership or social disruption, may affect the government’s ability to continue such policies.
Although the rights of foreign investors have been protected by legislation in China since at least 1982, the legal and judicial system in China is still being developed. Enforcement of existing laws and private economic rights, including intellectual property rights, can be inconsistent and the outcome of litigation can be uncertain due to factors such as cultural differences, the relatively short history of private economic rights and the relative inexperience of the judiciary. Legal interpretations can also be subject to policy considerations.
The Chinese government imposes controls on foreign exchange. Since 1994, a controlled floating exchange rate system has been in place based on market supply and demand. Any devaluation of the Chinese Renminbi against the Canadian dollar would have an adverse effect on the financial performance and asset values of NMLP’s assets when measured in Canadian dollars. (The exchange rate as at March 31, 2006 was RMB 6.87 = $1.00.) While, at present, NMLP’s sales revenues are not material, if significant sales of our TTX-based drug products in China are achieved and funds denominated in Renminbi were to be repatriated, there can be no assurance that the supply of foreign exchange would meet the demand, and that such funds would be able to be converted to Canadian dollars or any other freely convertible currency at any particular time. Also, there can be no assurance that Chinese taxes, if any, would not be withheld on any Renminbi funds repatriated.
Need for Additional Financing
The Company must raise substantial additional funding to continue the research and development of its technologies; there is no assurance that we will be able to secure financing or that such financing will be obtained on favourable terms. Any failure or delay in obtaining additional capital may curtail the development or commercialization of TTX or any future products and would have a material adverse effect on our business.
We expect that our future need for additional capital will be substantial. The extent of this need will depend on many factors, some of which are beyond our control, including: our ability to develop and obtain regulatory approval for TTX and any future products; our ability to establish marketing and sales capabilities and the costs of launching TTX and any future products for our targeted indications; the extent of costs associated with protecting and expanding our patent and other intellectual property rights; market acceptance of TTX products and any future products for our targeted indications; future payments, if any, we receive or make under existing or future collaborative arrangements; the timing of regulatory approvals needed to market products for our targeted indications; the need to acquire licenses for new products or compounds; and compliance with rules and regulations implemented by the Canadian and US Securities and Exchange Commissions, Canadian provincial securities regulatory authorities, the Toronto Stock Exchange.

Except for certain milestone payments expected from our European partner, Esteve, we have no committed sources of additional capital. These milestone payments from Esteve are subject to Esteve achieving various European regulatory approvals for specific pain indications. These European regulatory approvals are not expected for a few years. No assurance can be given that Esteve will be able to successfully complete its European clinical trials and achieve the various European regulatory approvals for specific pain indications enabling these milestone payments to be made to the Company.
The Company currently has cash to fund operations for the next few months and is evaluating several financing options including a rights offering, private placement and tax assisted financing. Additional funds may not be available to us in the future due to poor capital market conditions or on favorable terms, if at all, and we may be required to delay, reduce the scope of, or eliminate research and development efforts or clinical trials for TTX or other future product candidates. We may also be forced to curtail or restructure our operations, obtain funds by entering into an arrangement with licensing partners or collaborators on unattractive terms or relinquish rights to technologies or product candidates that we would not otherwise relinquish in order to continue our operations.
Potential Clinical Trial and Product Liability
Our business exposes us to potential product liability risks which are inherent in the testing, manufacturing, marketing and sale of therapeutic products. Human therapeutic products involve an inherent risk of product liability claims and associated adverse publicity. While we will continue to take appropriate precautions, there can be no assurance that we will be able to avoid significant product liability exposure.
We currently have clinical trial insurance coverage for clinical trials in Canada to a maximum of $3 million per incident and an aggregate $5 million. The Company has no clinical trial coverage in the U.S. as the Company has no clinical trial activities in the U.S. at this time. Clinical trial insurance coverage for the European clinical trials is the responsibility of our partner, Esteve.
Currently clinical trial insurance for clinical trial activities is not available in China. Consequently, the Company has no insurance coverage for clinical trial activities in China. Patients who participate in the Company’s clinical trials in China, sign a consent form releasing any liability claims against the Company, however, there can be no assurance that the Company will not be exposed to potential liability claims for clinical trials in China.
In addition, the Company currently, does not have product liability insurance coverage in Canada, China and Europe to cover the product liability risks related to the use of its TTX drug. The Company is currently not selling the TTX drug on a commercial basis, however, the Company may need to purchase product liability insurance coverage for the TTX drug which is to be sold to Esteve for the upcoming European Clinical Trials to be conducted by Esteve.
Clinical trial and product liability insurance, if available, for these markets, is expensive, difficult to obtain and may not continue to be available on acceptable terms, if at all. An inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential clinical trial and product liability claims could prevent or inhibit the commercialization of our current or potential products.
A product liability claim brought against the Company or a product withdrawal could have a material adverse effect upon us and our financial condition.

Hazardous Materials; Environmental Matters
Our discovery and development processes involve the controlled use of hazardous materials. We are subject to a variety of laws and regulations in Canada and in China governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by such laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result and any such liability could exceed our resources. We are not specifically insured with respect to this liability. Although we believe that we are in compliance in all material respects with applicable environmental laws and regulations and currently do not expect to make material capital expenditures for environmental control facilities in the near-term, there can be no assurance that we will not be required to incur significant costs to comply with environmental laws and regulations in the future, or that our operations, business or assets will not be materially and adversely affected by current or future environmental laws or regulations.
Inability to Manage Future Growth
The Company’s inability to manage our future growth could impair its business, financial condition, and results of operations. The Company’s future growth, if any, may cause a significant strain on its management and operational, financial and other resources. The Company’s ability to manage its growth effectively will require the implementation and improvement of its operational, financial, manufacturing and management information systems and to expand, train, manage and motivate its employees. These demands may require the hiring of additional management personnel and the development of additional expertise by management. Any increase in resources devoted to research, product development and sales, marketing and distribution efforts without a corresponding increase in our operational, financial and management information systems could have a material adverse effect on our business, financial condition and results of operations.
The Company’s current intellectual property (“IP”) patents and patent applications are currently located in the parent company and its various subsidiaries. If the Company’s is successful in commercializing its products and generates substantial revenues and earnings, various tax planning and restructuring of the Company’s patent portfolio would assist in maximizing after tax earnings. The IP restructuring should be done early in a company’s development cycle. Due to funding and resource constraints, the Company has not been able to address these issues. The cost and efforts to restructure could be significant. There is no assurance that the Company can efficiently complete this task.
Legislative actions, potential new accounting pronouncements and higher insurance costs
Future changes in financial accounting standards may cause adverse, unexpected revenue fluctuations and affect our financial position or results of operations. New pronouncements and varying interpretations of pronouncements have occurred with greater frequency and are expected to occur in the future, and we may make or be required to make changes in our accounting policies in the future. Compliance with changing regulations of corporate governance and public disclosure may result in additional expenses. Changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for companies such as ours, and insurance costs are increasing as a result of this uncertainty. The financial impact and additional costs to comply, if necessary, with various new regulations including the U.S. Sarbanes-Oxley 404 may impact the Company’s future financial position or results of operations. Also, if the Company is unable to comply with these regulations it will impair its ability to raise additional capital funding and maintain compliance with the various securities agencies and listing on the Toronto Stock Exchange. Due to the international complexities of the Company’s operational structure, the costs and staff resources to implement these new regulations are anticipated to be significant and time consuming over the next few years. If adequate funding and resources are not available on a timely basis, there can be no assurance that the Company will be able to comply with these regulations by the required deadline, if at all.

Reliance on Management and Key Personnel
The Company’s operations are highly dependent upon the efforts and abilities of its senior management, scientific, technical and support personnel. The recruiting and retention of qualified personnel in the healthcare industry is very difficult in today’s competitive business environment. The loss of the service of any one of these people may materially affect our ability to operate efficiently, grow and could have a material adverse effect upon our business and prospects. The Company does not carry “key person” life insurance on any of its officers, employees or consultants. Any delay in replacing such persons, or an ability to replace them with persons of similar expertise, would have a material adverse effect on the Company’s business, financial condition and results of operations.
In addition, our ability to manage growth effectively will require us to implement and improve our management systems and to recruit new skilled employees and independent contractors on a full and part-time basis. There can be no assurance that we will be able to successfully attract and retain skilled and experienced personnel. The recruitment and retention of additional operational, development and scientific personnel will be critical to the Company’s success.
Risks Related to Intellectual Property
Proprietary Technology
No patent protection is available for native compounds such as the TTX compound derived from the puffer fish. Although certain know-how and technology may not be patentable, the Company’s intellectual property portfolio includes patents to protect therapeutic uses, dosages, manufacturing and purification of TTX; derivatives; combinations; formulations and administration processes.
As the development of our product candidates continues and increases, the potential uses of our product candidates may overlap with other products and, as a result, may increasingly become subject to claims of infringement. To date, we are unaware of infringement claims made or being made against us or of any such products. As we continue the development of our product candidates, there can be no assurance that third parties will not assert infringement claims against us in the future or require us to obtain a licence for the intellectual property rights of third parties. There can be no assurance that such licenses, if required, will be available on reasonable terms, or at all.
Our success will depend, in part, on our ability to obtain patents, maintain trade secret protection and operate without infringing on the proprietary rights of third parties or having third parties circumvent our rights. The patent positions of biotechnology and pharmaceutical companies can be highly uncertain and involve complex legal and factual questions. Thus, there can be no assurance that any patent applications we may make will result in the issuance of patents, that we will develop additional proprietary products that are patentable, that any patents issued to us will provide us with any competitive advantages or will not be challenged by any third parties, that the patents of others will not impede our ability to do business or that third parties will not be able to circumvent our patents. Furthermore, there can be no assurance that others will not independently develop similar products, duplicate any of our products or, if patents are issued to us, design around the patented products developed by us.

We may be required to obtain licenses from third parties to avoid infringing patents or other proprietary rights. No assurance can be given that any licenses required under any such patents or proprietary rights would be made available, if at all, on terms acceptable to us. If we do not obtain such licenses, we could encounter delays in the introduction of products or could find that the development, manufacture or sale of products requiring such licenses could be prohibited.
A number of pharmaceutical/biotechnology companies and research/academic institutions have developed technologies, filed patent applications or received patents on various technologies that may be related to or affect our technologies or patent applications. Such conflict could limit the scope of the patents, if any, that we may be able to obtain or result in the denial of our patent applications. In addition, if patents that cover our activities are issued to other companies, there can be no assurance that we would be able to obtain licenses to these patents at a reasonable cost or be able to develop or obtain alternative technology. If we do not obtain such licenses, we could encounter delays in the introduction of products or could find that the development, manufacture or sale of products requiring such licenses could be prohibited. In addition, we could incur substantial costs in defending ourselves in suits brought against us on patents we might infringe on, or in filing suits against others to have such patents declared invalid. To protect our rights, we will require employees, consultants, advisors and collaborators to enter into confidentiality agreements. The Company has intellectual property patents filed in many jurisdictions around the world including countries in North America, Europe, South America and Asia which includes China. Under Chinese law intellectual property created by an employee belongs to the employer. There can be no assurance, however, that these agreements or reliance on general legal provisions of employment law in China will provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure.
Also, there can be no assurance that patents filed in China will be protected under Chinese law. Although the rights of foreign investors have been protected by legislation in China since at least 1982, the legal and judicial system in China is still being developed. Enforcement of existing laws and private economic rights, including intellectual property rights, can be inconsistent and the outcome of litigation can be uncertain due to factors such as cultural differences, the relatively short history of private economic rights and the relative inexperience of the judiciary. Legal interpretations can also be subject to policy considerations.
Patent No. ZL95190556.2 - The Company has been notified that based on a court ruling (the “Ruling”) the Chinese Patent Office (“CPO”) has changed registered ownership of the drug withdrawal Patent No. ZL95190556.2 “Use of Amino Quinazoline Hydride Compound and its Derivative for Abstaining from Drug Dependence” in China from the Company’s subsidiary, Nanning Maple Leaf Pharmaceuticals (“NMLP”) to one of the two inventors and a third party who alleges to have been an employer of the other inventor. The patent was granted in China on January 22, 2000. Before granting, two inventors assigned their interest in the invention covered by the patent to NMLP. Subsequently the alleged former employer of one of the inventors claimed its employee did not have the rights to assign the invention to NMLP and that the patent belonged to it. WEX filed an appeal of the Ruling and the Court subsequently dismissed the appeal. The Company disagrees with the Ruling and considers that the prior assignment of interest to NMLP in the invention was valid and therefore that WEX has at least part-ownership rights to the patent. Even though the Company is currently investigating other legal and business options, until the ownership of the patent is resolved and as a result of financial and other considerations, the Company has decided to temporarily postpone development and testing of its opiate addiction withdrawal drug in China. The ultimate outcome of this matter is uncertain at this time. There can be no assurance that this matter will be resolved on a timely matter or that the outcome will be resolved on a favourable basis for the Company.

The Company’s success will depend on its ability to obtain patent protection, the protection of which may be unpredictable and costly or obtain patents licenses for its technology and products. Further, our business may be adversely affected by competitors who independently develop competing technologies, especially if we obtain no, or only narrow, patent protection.
Risks Related to Regulatory Matters
Regulatory Environment
A variety of legislation governs the pharmaceutical industry in Canada, the United States, Europe and other countries where we intend to have our product candidates marketed. We have not received HC, FDA or EMEA approval for the marketing of any of our product candidates. The Company’s clinical trials and regulatory approvals for Europe are the responsibility of our collaboration and licensing partner, Esteve. The time that it may take to obtain such approvals in the various markets cannot be predicted with any accuracy. The costs of obtaining regulatory approval can be costly and time consuming, cause unanticipated delays, or prevent the receipt of the required approvals to commercialize the Company’s product candidates.
The products and processes we are currently developing require significant development, testing and the investment of significant funds prior to their ultimate commercialization. There can be no assurance that any of such products or processes will actually be developed. There can be no assurance that clinical trials will be completed successfully within any specified period of time, if at all. Furthermore, clinical trials may be delayed or suspended at any time by us or by the HC, FDA, EMEA or regulatory agencies in other countries if it is determined at any time that the test subjects or patients are being exposed to unacceptable health risks. Any failure or delay in obtaining regulatory approvals would adversely affect our ability to utilize our technology and adversely affect our operations. Furthermore, no assurance can be given that our product candidates will prove to be safe and effective in clinical trials or that they will receive the requisite regulatory approval. Moreover, any regulatory approval of a drug which is eventually obtained may entail limitations on the indicated uses for which that drug may be marketed. Furthermore, approvals may be withdrawn if problems occur following initial marketing or if compliance with regulatory standards is not maintained. Similar restrictions are imposed in foreign markets other than the United States and Canada. Potential investors should be aware of the risks, problems, delays, expenses and difficulties, which we may encounter in light of the extensive regulatory environment in which our business is carried on.
We have incurred, and expect to continue to incur, substantial clinical research and other costs in connection with obtaining regulatory approvals for our pharmaceutical product candidates in Canada, the United States, Europe, China and other jurisdictions. While we are not aware of any pending or threatened governmental action against us in any country, any enforcement action by regulatory authorities with respect to past or any future regulatory non-compliance could have a material adverse effect on our business, financial condition and results of operations.
There can be no assurance that we will be able to achieve or maintain regulatory compliance on all or any of our current or future products or that we will be able to timely and profitably produce our products while complying with applicable regulatory requirements. Failure to achieve or maintain such compliance could have a material adverse effect upon our business, financial condition and results of operations.
Certain regulatory authorities can institute proceedings to detain or seize products, issue a recall, enjoin future violations, assess civil and criminal penalties against us, our officers and employees or require us to make substantial changes to our manufacturing operations. Any of such actions could have a material adverse effect on our business, financial condition and the results of our operations.

While we believe we are in compliance with all existing regulations, there can be no assurance that a violation of such laws will not occur, or that any such violations will not have a material adverse effect on our business, financial condition or the results of our operations.
Obtaining regulatory approval, if any, for our product candidates, will still be subject to extensive post-market regulation. If we or our collaborators/partners receive regulatory approval for our drug candidates, we will also be subject to ongoing HC, FDA, EMEA or applicable regulatory agencies in other countries obligations and continued regulatory review, such as continued safety reporting requirements, and we may also be subject to additional regulatory post-marketing study monitoring and reporting obligations, all of which may result in significant expense and limit our ability to commercialize our product.
If any of our product candidates receive regulatory approval, the applicable regulatory agencies in each country may still impose significant restrictions on the indicated uses for which the product candidate may be marketed, impose other restrictions on the distribution or sale of the product candidate, or impose ongoing requirements for potentially costly post-approval studies. For example, in the U.S., advertising and promotional materials must comply with FDA rules in addition to other potentially applicable federal and state laws. The distribution of product samples to physicians in the U.S. must comply with the requirements of the U.S. Prescription Drug Marketing Act. In addition, regulatory agencies subject a product, its manufacturer and the manufacturer’s facilities to continual review and periodic inspections, and require ongoing compliance with detailed regulations governing current Good Manufacturing Practices, or GMP. The subsequent discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, may result in restrictions on the marketing of that product or suspension of manufacturing operations, and could force withdrawal of the product from the market. Holders of approved applications must obtain approval from regulatory authorities for product, manufacturing, and labeling changes, depending on the nature of the change. In the U.S., sales, marketing, and scientific/educational grant programs must comply with the U.S. Medicare-Medicaid Anti-Fraud and Abuse Act, as amended, the U.S. False Claims Act, also as amended, and similar state laws. Pricing and rebate programs must comply with the Medicaid rebate requirements of the U.S. Omnibus Budget Reconciliation Act of 1990, as amended, and the U.S. Veteran’s Health Care Act of 1992, as amended. If products are made available to authorized users of the U.S. Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. All of these activities are also potentially subject to federal and state consumer protection and unfair competition laws. Failure to comply with applicable legal and regulatory requirements may result in: issuance of warning letters by the FDA or other regulatory authorities; fines and other civil penalties; criminal prosecutions; injunctions, suspensions or revocations of marketing licenses; suspension of any ongoing clinical trials; suspension of manufacturing; delays in commercialization; refusal by the FDA or other regulators to approve pending applications or supplements to approved applications filed by us or our collaborators; refusals to permit products to be imported or exported to or from the U.S.; restrictions on operations, including costly new manufacturing requirements; and product recalls or seizures. Other regulatory agencies in other countries may have similar restrictions.
The policies of HC, FDA, EMEA and other regulatory authorities may change and additional government regulations may be enacted that could prevent or delay regulatory approval of our drug candidates or further restrict or regulate post approval activities. We cannot predict the likelihood, nature or extent of adverse government regulation that may arise from future legislation or administrative action in any of the markets for which the Company is seeking regulatory approval. If we are not able to maintain regulatory compliance, we might not be permitted to market our drugs and our business could suffer.

In order to market any products in Canada, U.S., Europe, China and other countries, the Company and its collaborators must establish and comply with numerous and varying regulatory requirements of the applicable countries regarding safety and efficacy. Approval procedures vary among countries and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries might differ from country to country. The regulatory approval process in other countries may include all of the risks associated with HC, FDA, and EMEA approval as well as additional presently unanticipated risks. Regulatory approval in one country does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country may negatively impact the regulatory process in others. Failure to obtain regulatory approval in other countries or any delay or setback in obtaining such approval could have the same adverse effects associated with regulatory approval in the U.S., including the risk that our product candidates may not be approved for all indications requested and that such approval may be subject to limitations on the indicated uses for which the product may be marketed.
Failure to comply with applicable regulatory requirements can result in, among other things, warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, refusal of the government to renew marketing applications and criminal prosecution.
Risks Related To Company’s Securities
Volatility
The price for the Company’s common shares has been volatile, is likely to continue to be volatile and could decline substantially. For example, in the 12 months ending March 31, 2006 shares of our common stock traded on the Toronto Stock Exchange have closed at a high of $2.95 and at a low of $0.35. See section titled “Market for Securities” for further details.
The Company’s share price could fluctuate significantly in the future for the following reasons: future announcements concerning us or our competitors; quarterly variations in operating results; the introduction of new products or changes in product pricing policies by us or our competitors; an acquisition or loss of a significant partner or suppliers; changes in estimated operating results by analysts; changes in third-party reimbursement practices; regulatory developments; intellectual property developments; reports of results of clinical trials; the commencement of material litigation against the Company and/or its partners/collaborators; or fluctuations in the economy or general market conditions.
In addition, stock markets in general, and the market for shares of pharmaceutical and life science companies in particular, have experienced extreme price and volume fluctuations in recent years that may be unrelated to the operating performance of the affected companies. These broad market fluctuations may cause the market price for the Company’s common shares to decline. The market price of our common shares could decline below its current price and may fluctuate significantly in the future. These fluctuations may or may not be related to our performance or prospects. Also, the Company’s trading volume during specific periods may be low resulting in additional downward pressure on the share price of the Company’s stock.
In the past, market investors have often instituted securities class action litigation after periods of volatility in the market price of a company’s securities. If one of our shareholders files a securities class action suit, we could incur substantial legal fees and our management’s attention and resources could be diverted from operating our business in order to respond to the litigation.

Dilution
The Company issues treasury shares to finance its research and development activities. With the share price at a historical low and the urgent need for equity financing there will likely be substantial dilution if we are successful in raising additional capital. Control of the Company may also change and shareholders may suffer dilution of their investment when such transactions occur.
Laws and provisions in our notice of articles and Shareholder Rights Plan (“SRP”) which was approved by shareholders at the 2005 Annual General Meeting, could delay or deter a change in control.
Under the Canada Business Corporations Act (“CBCA”), some business combinations, including a merger or reorganization or the sale, lease or other disposition of all or a substantial part of our assets, must be approved by at two-thirds of the votes cast by our shareholders in aggregate. Shareholders may also have a right to dissent from the transaction, in which case, we would be required to pay dissenting shareholders the fair value of their common shares provided they have followed the required procedures.
In addition, the shareholder rights plan (“SRP”) approved by shareholders at the 2005 Annual General Meeting (“AGM”), would result in a substantial dilution to an acquirer unless either the acquirer makes a bid to all shareholders, which is held open for at least 60 days and is accepted by shareholders holding at least 50% of the outstanding common shares, or the bid is otherwise approved by our board of directors.
Limitations on the ability to acquire and hold our common shares may be imposed by the Competition Act (Canada). This legislation permits the Commissioner of Competition to review any acquisition of a significant interest in our company. This legislation grants the Commissioner jurisdiction to challenge such an acquisition before the Competition Tribunal if the Commissioner believes that it would, or would be likely to, result in a substantial lessening or prevention of competition in any market in Canada. The Investment Canada Act (Canada) subjects an acquisition of control of a company by a non-Canadian to government review if the value of our assets as calculated pursuant to the legislation exceeds a threshold amount which, for a World Trade Organization member, is $250 million in 2005. A reviewable acquisition may not proceed unless the relevant minister is satisfied or is deemed to be satisfied that there is likely to be a net benefit to Canada from the transaction. Each of these matters could delay or deter a change in control that would be attractive to, and provide liquidity for, shareholders, and could limit the price that investors are willing to pay in the future for our common shares.
Dividends and Dividend Policy
We have not paid dividends since our incorporation. We currently intend to retain any future earnings, if any, for use in our business and do not anticipate paying any dividends in the foreseeable future.
Description of Share Capital
Share Capital
WEX’s authorized capital consists of an unlimited number of common shares, of which, as of the date hereof, 35,059,451 common shares are issued and outstanding.
All the common shares rank equally as to voting rights, participation in a distribution of our assets on liquidation, dissolution or winding-up and the entitlement to dividends. The holders of the common shares are entitled to receive notice of all meetings of shareholders of WEX (other than meetings of holders of another class of shares) and to attend and vote the shares at such meetings. Each of the common shares carries with it the right to one vote.

In the event of our liquidation, dissolution or winding-up or other distribution of our assets for the purpose of winding up our affairs, the holders of common shares will be entitled to receive, on a pro rata basis, all of our assets remaining after payment of all of our liabilities. The common shares carry no pre-emptive, exchange or conversion rights.
Provisions as to the modification, amendment or variation of the rights attached to the common shares are contained in the CBCA. Generally, substantive changes to WEX’s share capital require the approval of WEX’s shareholders by special resolution (at least two-thirds of the votes cast).
An annual meeting of WEX’s shareholders must be held once in every calendar year not later than 18 months after incorporation and thereafter not later than 15 months after the last preceding annual meeting, but no later than six months after the end of the preceding financial year, and at such place as our Board of Directors may determine in accordance with the CBCA. The holders of not less than 5% of WEX’s issued shares that carry the right to vote at a meeting may requisition the Board of Directors to call a meeting of shareholders for the purposes stated in the requisition. The Board of Directors may also whenever they think fit, convene a special meeting of shareholders. The quorum for the transaction of business at any meeting of shareholders of WEX is two persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxy holder or representative for a shareholder so entitled. The only persons entitled to be present at a meeting of shareholders are those persons entitled to vote thereat, the directors and auditors of WEX and others who are entitled or required under the CBCA or our articles or bylaws to be present at a meeting of shareholders.
Warrants
In July 2005, the Company extended the expiry date of outstanding warrants for an additional one year period, subject to shareholder approval where required. In August 2005, the shareholders approved the extension of warrants held by an insider.
As of the date hereof, 3,838,788 Warrants to purchase common shares are issued and outstanding. Each warrant entitles the holder to purchase one common share, subject to certain adjustments, at varying exercise prices. The warrants are non-transferable and have a maximum five-year term that expiring on varying dates prior to January 31, 2007, subject to early termination provisions.
Stock Options
WEX has an Option Plan which permits the granting of options to eligible participants to purchase up to a maximum of 9,300,000 common shares, as amended on June 27, 2005, which have been reserved for issuance under the Option Plan. As of the date hereof, 3, 485,946 options are granted and outstanding. The Company has 3,027,488 common shares available for future issuance under the current plan as of the date hereof.
The Option Plan provides that the Board of Directors may from time to time grant options to acquire common shares to any participant who is an employee, officer or director of WEX or its affiliates or a consultant to WEX or its affiliates. The exercise price for options granted pursuant to the Option Plan will be determined by the Board on the date of the grant, which price may not be less than the market value. Market value is defined as the closing price of the common shares on the TSX on the trading day immediately preceding the date the option is granted and if there is no closing price the last sale prior thereto. The term of the options granted under the Option Plan is determined by the Board, which may not exceed a maximum of five years from the date of grant. Pursuant to the Option Plan, additional terms and conditions, including vesting requirements, may be imposed by the Board on options granted under the Plan.

The total number of common shares that may be reserved for issuance to any one participant pursuant to options granted under the Option Plan in any one year may not exceed 5% of the common shares outstanding (on a non-diluted basis) on the grant date of the options. The maximum number of common shares that may be issued to insiders of WEX pursuant to options granted under the Option Plan within any one-year period, when taken together with the number of common shares issued to such insiders under WEX other previously established or proposed share compensation arrangements, may not exceed 10% of the issued and outstanding common shares on a non-diluted basis at the end of such period and, in the case of any one insider and his associates, may not exceed 5% of such issued and outstanding common shares. The maximum number of common shares that may be reserved for issuance under options granted to insiders under the Option Plan together with the number of common shares reserved for issuance to such insiders under WEX’s other previously established or proposed share compensation arrangements may not exceed 10% of the issued and outstanding common shares on a non-diluted basis at the grant date of the options.
Convertible Debenture
On June 14, 2004, the Company’s wholly owned subsidiary WEX Medical Limited issued unsecured convertible debentures in the aggregate amount of US $5.1 million with a term of 5 years. The debentures bear interest at 5.5% per annum payable semi-annually. The debentures are convertible at any time at the option of the holder at a conversion price of $5 per common share based on the Canadian dollar equivalent of the debenture of approximately $7,072,000. The Company has the option to request a conversion at any time if the Company’s common shares have traded for ten consecutive days at a price of at least $7.50 per common share.
In August 2005, the Company announced that it was in discussions with holders of its unsecured convertible debentures in the aggregate principal amount of US$5.1 million that were issued in June 2004. The debenture holders alleged that WEX breached certain representations and warranties regarding the ownership of the drug withdrawal Patent No ZL95190556.2 “Use of Amino Quinazoline Hydride Compound and its Derivative for Abstaining from Drug Dependence” in China (the “Chinese Drug Withdrawal Patent”) and believed it was entitled to call for early redemption of the debentures.
In December 2005, the company announced that it had finalized the negotiations with the debenture holders in the aggregate principal amount of US$5.1 million.  Under the amended terms, the Company agreed to repay the debentures in a series of instalment payments over the next two years. An initial payment of US$1.02 million was made prior to December 31, 2005 and the final payment will be made on December 31, 2007. The remaining terms of the debentures, including interest and conversion terms, remain unchanged. As of the date hereof the remaining aggregate principal amount of the debentures is US$4,080,000 which is equivalent to $4,761,768.

Market for Securities
Our common shares are listed and posted for trading on the Toronto Stock Exchange (TSX) under the symbol “WXI”.

Month/Year	HIGH	LOW	TSX Trading Volume

April 2005	2.95	2.60	283,535
May 2005	2.70	2.16	186,156
June 2005	2.54	1.40	575,851
July 2005	2.15	1.51	677,774
August 2005	2.00	1.50	1,219,245
September 2005	1.69	1.00	370,954
October 2005	1.40	1.03	346,427
November 2005	1.85	1.10	518,567
December 2005	1.68	1.15	442,817
January 2006	1.78	1.05	569,188
February 2006	1.90	1.50	448,732
March 2006	1.55	.35	3,381,688
Escrow Securities
As at March 31, 2006, the following common shares are held in escrow relating to the acquisition of additional interest in NMLP.

	Number of Securities
Designation of Class	held in Escrow	Percentage of Class

Common Shares	1,559,054	4.4%
These shares are being released from escrow, on a pro-rata basis, based on the time-release requirement over a period of five years as determined by the TSX. During the year ended. As at March 31, 2006, 1,559,054 [March 31, 2005 — 1,818,897] common shares are held in escrow to be released every six-months in the amount of 259,843 shares, with the balance to be released on November 12, 2007. However, the escrowed shares were not released in November 2005 since the Company is currently enquiring into possible alleged irregularities in previous transactions involving NMLP shares and, if so, whether the rights of the beneficiaries of the escrow agreement are affected. The enquires are ongoing and it is not possible to predict when they will be concluded or what the outcome of such enquiries might be. The escrow agreement is managed by CIBC Mellon Trust located at 1066 West Hastings Street, Suite 1600, Vancouver, British Columbia, V6E 3X1.
Directors and Officers
The Directors and Executive Officers of the Corporation, as a group, own directly or indirectly, or exercise control or direction over 16.8% of the Common shares of the Corporation, being the only voting securities of the Corporation. As a group, they also hold options exercisable for a total 4.7% of the Common shares and warrants exercisable for 2.3% of the Common shares of the Corporation on a fully diluted basis.

The names, province or state, and country of residence of each of our directors and executive officers, their position and offices held with the Company and principal occupations are as follows:

Name and Province or State
and Country of Residence	Principal Occupation	Position with the Company
Dr. Edge Wang, PhD, MBA California, USA	President and Chief Executive Officer of the Company	Director, President and Chief Executive Officer, Secretary (Director since August 12, 2005. Interim CEO from August 16, 2005 until December 20, 2005 and President and CEO since December 20, 2005)

Michael (Guang) Luan(2)(3) Beijing,, China	Businessman	Director and Chairman of the Board (Director and Chairman of the Board since April 13, 2005)

Pierre Lapalme,(2) Québec, Canada	Corporate Director	Director (since May 2, 2003)

Peter H. Stafford, Q.C.(3) BC, Canada.	Associate, Fasken Martineau DuMoulin LLP Legal Consultants	Director (since September 27, 2001)

Dr. Benjamin Chen(1)(3) CA, USA	Merchant Banking	Director (since January 26, 2006)

Pierre Cantin, MBA(1) Montreal, Canada	Vice President, Investments, Life Science, SGF	Director (since January 26, 2006)

Simon Anderson, CA(1) BC, Canada	Chartered Accountant	Director (since December 16, 2005)

Dr. Howard Cohen, MD(2) TX, USA	Physician	Director (since December 9, 2005)

Arlyn Miller, BBA CO, USA	Businessman	Director (since January 26, 2006)

Dr. Anh Ho Ngoc, PhD Quebec, Canada	Consultant	Chief Scientific Officer/ V.P. Regulatory Affairs (Chief Scientific Officer since September 27, 2001; V.P Regulatory affairs since December 20, 2005)

Don Evans BC, Canada	V.P. Corporate Communications of the Company	V.P. Corporate Communications (since February 12, 2004)

Bill (Deyin) Chen, MSc, MBA, CPA Shanghai, China	Certified Public Accountant	Chief Financial Officer (since April 25, 2006)

(1)	Member of the Audit Committee

(2)	Member of the Corporate Governance and Nominating Committee

(3)	Member of the Compensation Committee

Profiles of Directors and Officers
Set out below are profiles of our directors and officers.

	Common
Name	Shares Held	Principal Occupation and Related Experience

Dr. Edge Wang San Francisco, California President/ Chief Executive Officer and Director	Nil
President and Chief Executive Officer of the Company; was elected as a member of the Board of Directors in August, 2005 and became the Interim CEO shortly afterwards.  Dr. Wang has served as Co-CEO of Oligos Etc., Inc. and was a Partner at Global Financial Group focusing on private equity fund raising and investment consulting.  Dr. Wang has extensive experience both in Silicon Valley and China. As the founder and president/CEO of Yangling SWAN Biosciences Company, Ltd, he concentrated on technology transfer and development successfully.  He has more than 10 years of experience in biotech R&D and management in Silicon Valley working with such firms as Affymax, Perkin–Elmer, and BioCircuits.  In 2002, in addition to his entrepreneurial activities in China, he served as the Resident Country Director in China for Mercy Corps to raise and to manage fund for microfinance projects, working closely with people from government, corporations, investment, and individual entrepreneurs.  He serves as the current president of the Society of Chinese Bioscientists in America-Northern California, Board Director of China Center for Small & Medium-Sized Business Development at Beijing University, and Board Director of China Foundation for Poverty Alleviation. He holds a B.S. and M.S. from Jilin University, a Ph.D. from the University of Missouri–Columbia,  post-doctoral training at University of Wisconsin, and an M.B.A. from Northwestern Polytechnic University.

Michael (Guang) Luan Beijing, China Director and Chairman of the Board	2,644,800
Mr. Luan has been involved in numerous successful real estate developments and is an investor and the co-coordinator of a syndicated US$50 million bond fund in the United States. Up until May 2005 Mr. Luan was the Chairman and CEO of Beijing Fushuntai Investment Management Co. Ltd., a private investment company that makes strategic investments in various international ventures and has been a director of several public companies over the past 10 years. Mr. Luan is a significant shareholder of the Company and brings to the Board his extensive business experience and commitment to achieve WEX’s strategic plan to commercialize its products in the most expeditious manner.

Common
Name	Shares Held	Principal Occupation and Related Experience

Dr. Benjamin Chen San Francisco, California Director	Nil
Managing Director of Burrill and Company.  Dr. Chen received his academic training at the University of Wisconsin-Madison and Stanford University. Upon completing his postdoctoral training, he joined the biotechnology industry and, over the course of his career, has been an R&D executive with biotech and multinational pharmaceutical companies. Ben has built talented scientific teams around programs in Immunology, Genomics, Virology, Gene Therapy and Cell Biology, at Roche Diagnostics, Sentinel Biosciences, Progenesys and SyStemix—a Novartis Company, collectively. Ben played a key role in the IPO of the first biotech start-up that he joined and the acquisition of SyStemix and Sentinel Biosciences by Novartis and Roche Diagnostics. Through his involvement with biotech start-ups, multinational pharmaceutical companies and the merchant bank activities at the firm, Ben has accumulated experience in assessing technology, in transfer discovery into clinic, in raising venture investment and in establishing strategic partnerships between companies: biotech/biotech and biotech/Pharma. His current merchant bank activities expand beyond North America and reach Europe, the Asia-Pacific, and the Middle East.

Pierre Cantin Montréal, Québec Director	Nil
Senior executive with a successful background in leading and completing profitable financial transactions, with a particular experience in venture capital, mergers and acquisitions and lending, has pro-actively sought and invested in a number of biotechnology companies in therapeutic areas such as: age-related diseases, diabetes Type II, oncology, pain, virology.  Currently Mr. Cantin is with SGF as Vice President, Investments within the Life Sciences Group.  Previously Mr. Cantin was with CPC as a Strategic Consultant in Life Sciences and Venture Capital.  Mr. Cantin served as Senior Partner of Biotechnology and Life Sciences of CDP Capital Technology Ventures from 2001-2004.  Prior to 2001 he was Senior Vice President, Life Sciences, KPMG Corporate Finance.  From 1994 to 1997 Mr. Cantin was Senior Account Manager, Life Sciences, Royal Bank of Canada.  Mr. Pierre Cantin was awarded his M.B.A from HEC in 1993 and obtained his B.Ed from McGill University in 1981.

Common
Name	Shares Held	Principal Occupation and Related Experience

Pierre Lapalme Montréal, Québec Director	10,000
Mr. Lapalme served as President and CEO of Ethypharm North America, a global delivery systems company, from 1994 to June 2003. From 1979 to 1990 Mr. Lapalme was President and CEO of Rhone-Poulenc Pharma Canada and Rhone-Poulenc Pharmaceuticals North America. He was appointed Sr.VP and General Manager of Rhone Poulenc Rorer North America in 1990 and served in that position until 1994. From 1995 to march 2005 Mr. Lapalme was Chairman of the Board of Diagnocure Inc a biotechnology company specializing in the development of cancer diagnostic tests. He continues to serve as special advisor to the President. He serves on the Board of First Horizon Pharmaceuticals, a Georgia, USA , based specialty pharma company, is Chairman of the Board of Biomarin Pharmaceutical Inc. a Novato California based Biotechnology company. Mr. Lapalme also serves on the Board of Algorithme Pharma a privately held CRO and Confab Laboratories a private pharmaceuticals manufacturer. He is a former Board member of the National Pharmaceutical Council USA and of the Pharmaceutical Manufacturers Association of Canada. Mr. Lapalme attended University Of Western Ontario and INSEAD France.

Peter H. Stafford, Vancouver, BC Director	Nil
Associate Counsel — Fasken Martineau DuMoulin LLP, Barristers and Solicitors (“Fasken Martineau”). Mr Stafford joined one of the predecessor firms of Fasken Martineau in 1966 and was a senior partner and former Chair of the Busines Law department of the firm’s Vancouver office. During 1985-86 Mr Stafford was Vice-President and General Counsel of the Bank of British Columbia, and from 1987-89 was Vice-President and Chief Counsel of Kaiser Resources Ltd. a finance and investment company. He rejoined Fasken Martineau as a partner in 1989. From November 2003 until his retirement in February 2006 Mr Stafford was based in the Johannesburg office of Fasken Martineau. He is now a part-time consultant to the firm. Mr Stafford’s experience is in the areas of corporate and securities law, including mergers and acquisitions, and he has lectured and presented papers on corporate, banking and securities law for a number of professional organizations.

Simon Anderson Vancouver, B.C. Director	Nil
Chartered accountant with over 19 years experience in the financial markets,  Mr. Anderson brings extensive expertise to WEX in the areas of corporate finance, financial consulting, mergers and acquisitions and securities markets valuation. For the last ten years, Mr. Anderson has been Vice-President of MCSI Consulting Services Inc., a company that provides consulting expertise in the areas of regulatory compliance, exchange listings, securities valuation and financial operations. Previously, he was with BDO Dunwoody Chartered Accountants and Consultants, and with Collins, Barrow Chartered Accountants. Currently, Mr. Anderson is also a board member and/or chief financial officer for a number of publicly traded companies trading on the TSX, TSX-V and AMEX exchanges.

	Common
Name	Shares Held	Principal Occupation and Related Experience

Howard Cohen Dallas, Texas Director	115,000
Director of Dallas Mind/Body Medicine.  He is certified by the American Board of Psychiatry and Neurology in Psychiatry (1991), Geriatric Psychiatry (1992), Addiction Psychiatry (1993) and Pain Medicine (2001).  Dr. Cohen lectures at the University of Texas Southwestern Medical School and the University of Texas-Arlington Graduate School of Nursing in pain medicine and psychiatry.  He has also published in the fields of pain medicine and addiction and has consulted for many major pharmaceutical companies and for NASA research projects.

A.J. Miller Denver, Colorado Director	3,023,900
Joined Hamilton Brothers Oil Company in 1965 after being associated with Peat Marwick Mitchell & Co. in Denver from 1962-1965.  Prior to 1991 he was Executive Vice President, Chief Financial Officer and Treasurer of Hamilton Oil Corporation.  From 1991 to 1995 he was Senior Vice President and Treasurer of Hamilton Oil Company Inc., an indirect wholly owned subsidiary of The Broken Hill Proprietary Company Limited.  Mr. Miller has been associated with The Hamilton Companies LLC, a private company that specializes in co-ventures which build up long-term value, since January 1995.  Mr. Miller was also a Director of Tejas Gas Corporation in Houston, Texas, Lutheran Medical Center and Lutheran Medical Center Foundation in Wheat Ridge, Colorado and Exempla Healthcare in Denver, Colorado.  He graduated from the University of Iowa in 1962 with a BBA degree.

Bill Chen Shanghai, China Chief Financial Officer	Nil
Mr Bill Chen is a US certified public accountant with over 10 years diversified corporate finance background including international financial management, merger and acquisition, and debt or equity financing. Mr. Chen worked in various senior positions in Ashland Inc., IBM and Ernst & Young. He built a platform for Ashland Inc. China operations multimillion businesses including two wholly owned chemical plants, four distribution centers, and administration systems integrating global supply chains, treasury and financial management, IT and telecommunications, customer services and human resources management.  Mr. Chen identified the key elements in the financial management of IT outsourcing when he worked in IBM, and facilitated the establishment of three-dimensional business planning and benchmarking model which integrated the geographical regions, sector, and service offerings; he has also added values in the realigning of the business measurement for hardware, software and services divisions by designing and implementing the market-driven internal transfer pricing policy. When he worked in Ernst & Young, he provided to clients the expertise, assurance and business solutions in many disciplines including resources planning, utilizations, baseline service delivery and project management.  Mr. Chen holds a MS degree of engineering, and an MBA.

Don Evans Vancouver, B.C. V.P. Corporate Communications	100
Mr. Evans has served as V.P. of Corporate Communications since February 2004. Mr. Evans joined the Company in October 2002 and in April 2003 became the Investor Relations’ Communication Liaison to the brokerage and institutional industry. Mr. Evans has over 20 years experience in the business and investment community.

	Common
Name	Shares Held	Principal Occupation and Related Experience

Dr. Anh Ho Ngoc Montreal, Quebec Chief Scientific Officer	105,558
Dr. Ho joined the Company in 2000. She orchestrated and designed the novel regulatory strategy for the development of TTX-based products. Under her leadership, the Company filed its 1st IND in Canada and is currently progressing into Phase IIb/III stage. In 2002, Dr. Ho became our Chief Scientific Officer. Besides overseeing our scientific research projects, she also participated in the completion of the licensing agreement with our European partner. Dr. Ho holds a Bachelor’s degree in Pharmacy from the Catholic University of Leuven, Belgium and a Ph.D. degree in Pharmaceutical Sciences from the University of Montreal, Canada. After working as a Research Scientist at the Bureau of Drug Research, Health Canada for 3 1/2 years, she joined the Pharmaceutical Industry occupying different important positions in Regulatory Affairs such as Manager and Director of Department. During a 20-year career, Dr Ho has acquired hands-on experience of Canadian and International drug laws and regulations, as well as solid knowledge of the FDA requirements, Canadian Therapeutic Products Directorate (TPD) and ICH guidelines. During her career, she participated with R&D project teams in the design of clinical trials that fulfilled both national and international requirements; organized numerous pre-IND and pre-NDS meetings with the regulatory agencies; and managed many drug submissions and registrations including IND, NDS, and s/NDS in different therapeutic areas (i.e. oncology, endocrinology and metabolism, central nervous system, antiinfectives, etc.). During the final 3 years of working as a Director of Regulatory Affairs for a multinational company, Dr. Ho was responsible for the development of regulatory strategic planning to reduce time for drug development, in order to bring innovative products to market in a timely and cost efficient manner. Dr. Ho is also a member of the Ordre des Pharmaciens du Quebec and the American Association of Pharmaceutical Sciences (AAPS).

Investigators
Lead Investigator (Phase IIa) and Co-Lead (Pivotal PhaseIIb/III)
Neil A. Hagen, M.D., is an associate professor with tenure in the Division of Palliative Medicine, Dept. of Oncology, Faculty of Medicine, University of Calgary; Senior Leader Medical Services, Tom Baker Cancer Center; Medical Leader at the Foothills Medical Center Palliative Care Services and Head of Division of Palliative Medicine, University of Calgary. Dr. Hagen graduated in Medicine with Distinction First Class Honours and from 1982 to 1989 obtained further degrees in Neuro-Oncology, Adult Neurology and Internal Medicine. He has been recipient of many awards, such as the University of Calgary’s McLeod Distinguished Achievement Award for Excellence in Teaching in 1999. Since 1989 Dr. Hagen has extensively co-authored manuscripts, text book chapters, and abstracts relating to cancer pain reduction, treatments and quality of life which have been published in peer reviewed journals or presented at cancer, pain and palliative care symposiums. Since 1990 Dr Hagen has been actively involved in research on the various types of treatments to enhance palliative care of patients with cancer pain. Since 1994 he has been involved in organizing, chairing and teaching at workshops about cancer pain control. He is also a member of several societies, such as the Canadian Pain Society and the International Association for the Study of Pain (IASP). Dr. Hagen has a very keen interest in cancer patient palliative care, neuro-oncology, neuropathic and chronic non-malignant pain, medical education, pain clinical research and improving delivery of health care.

Co-Lead (Pivotal Phase IIb/III)
Bernard J. LaPointe, M.D., is Chief, Palliative Care Division, Sir Mortimer B Davis Jewish General Hospital Montreal and an Associate Professor, Department of Oncology & Department of Family Medicine at McGill University. Dr. LaPointe graduated in Medicine and obtained his license with the Canadian Medical Association in 1980.
Lead Investigator (Phase I) & Senior Medical Consultant (Phase Ia, Phase Ib&c, Phase IIa, Phase IIb)
Edward M. Sellers, M.D., Ph.D., R.R.C.P.C. is the President and Chief Executive Officer of Ventana and Director of Psychopharmacology and Dependence Research Unit, Centre for Research in Women’s Health, Sunnybrook and Women’s College Health Sciences Centre. Since 1980, Dr. Sellers has been a Professor at the Departments of Pharmacology, Medicine and Psychiatry at the University of Toronto and, since 1994, he has been an Adjunct Scientist at the Centre for Addiction and Mental Health (formerly Addiction Research Foundation) at Toronto where he also served as a Senior Scientist from 1994-1997. Internationally recognized for his clinical pharmacologic research, Dr. Sellers has served as consultant to industry and regulatory bodies internationally for 25 years and has received numerous awards for his work. A member of seventeen scientific societies, he has authored and/or co-authored and published a dozen books, over thirty chapters in books, close to 300 articles and close to 500 abstracts. Since 1974, Dr. Sellers has been a mentor of a number of journal editorial boards and research review committees and currently is a member of the Editorial Boards of the Journal of Clinical Psychopharmacology, Advances in Alcohol and Substance Abuse, Clinical Pharmacology and Therapeutics and Drug and Alcohol Dependence.
Scientific Advisory Board
We have formed an advisory board of clinicians and scientists to provide the necessary guidance to enable our technology to reach its full clinical and commercial potential. The members of the board are:
Dr. Jean Bourgouin, brings to WEX over 25 years experience in global clinical drug development within the pharmaceutical industry in a wide range of clinical and project leadership positions. He joined the Rhône-Poulenc Rorer organization in Canada in 1982 as project leader in the Medical department. Throughout the 1980s and into the 1990s, he held positions of increasing responsibilities, becoming Director, Clinical Research in 1985 and Vice President, Research and Development in 1988. In 1996, he was named Vice President of the company’s Specialties Division, where he oversaw marketing, sales and strategic clinical development for hospital products. In 1997, Dr Bourgouin joined the Hoechst Marion Roussel organization as Executive Vice President Scientific Affairs. When the global Hoechst and Rhône-Poulenc organizations merged to form Aventis in 1999, he took the role of Vice President, Scientific Affairs with responsibilities of all stages of clinical development in Canada as well as registration and market access using health economics, health management and professional education strategies.
Bill Barrable, MHSc, BAH, has been head of the British Columbia Transplant Society BCTS (and Research Institute), since 1994. The BCTS received the Canada Award for Excellence from the National Quality Institute in 2000. He became the Founding Chair of the new Michael Smith Foundation for Health Research in March 2001, and continues in that role. Mr. Barrable holds a Bachelor of Arts (Honours) from Queen’s University, and a Master of Health Science in Healthcare Administration from the University of Toronto.

Dr. Gilles Caillé, M.S., Ph.D., has been a Professor at the Faculté de Médecine, Université de Montréal, for almost 30 years.  Developing an expertise in Pharmacology and Toxicology, he has produced 110 journal publications and has made more than 200 scientific communications internationally, mainly in the fields of pharmacokinetics and drug release formulations.  Besides taking many academic and professional appointments, Dr. Caillé brings his vast expertise to the pharmaceutical/biotech industry as a consultant for many major pharmaceutical companies.  He is also the co-owner of patents for two cardiovascular drugs.
Phil Gold CC, OQ, MD, PhD, FRS©, FRCP©, MACP is the Douglas G. Cameron Professor of Medicine, and Professor of Physiology and Oncology, at McGill University. He has served as Chairman of the Department of Medicine at McGill and Physician-in-Chief at the Montreal General Hospital. He is presently the Executive Director of the Clinical Research Centre of the McGill University Health Centre. Dr. Gold’s early research led to the discovery and definition of the Carcinoembryonic Antigen (CEA), the blood test most frequently used in the diagnosis and management of patients with cancer. The clinical significance and utility of CEA is well established and is a routine test in the diagnosis and management of bowel cancer patients and those with other forms of cancer as well. CEA has also served as the prototype for the discovery of many other human tumor markers.
Dr. Byron Law-Yone M.D. is Medical Director, Addiction Medicine, Baylor Richardson Medical Center, Richardson, Texas. Dr. Law-Yone became a Member of the Royal College of Psychiatrists of London, England in 1971 and in 1978 became a Diplomate at the American Board of Psychiatry and Neurology. In 1988, he was certified by the American Society of Addiction Medicine and, in 1993, he obtained his certification as a Diplomate with added qualification in Addiction Psychiatry from the American Board of Psychiatry and Neurology.
Dr. Kenneth Lee, Ph.D. is currently principal consultant and managing director of Genome & Associates Ltd., an international consultancy company specialized in offering intellectual property (IP) search, marketing management strategic planning services in the fields of biotechnology, botanical drugs, health-care and nutriceuticals. Dr. Li has been a professional member of New York Academy of Sciences since 1997 and obtained his first doctoral degree (docteur de Specialite) in 1974 from Lyon University, France, specialized in the development of solid-phase enzymatic methods for clinical analyses and his Ph.D. in Biochemistry from McGill University, Montreal, Canada in 1978 with a specialty in protein characterization.
Dr. Patrick du Souich, M.D., Ph.D. is currently Professor and Director of Department of Pharmacology, Faculty of Medicine, University of Montreal. Besides numerous awards, Dr. du Souich has over 209 publications to his credit and has presented over 211 papers at national and/or international meetings. He has had numerous clinical appointments and, since 1987, has been the Associate Editor of the Canadian Journal of Physiology and Pharmacology and is currently the Associate Editor of the British Journal of Pharmacology.
Professor Jun-Tian Zhang is a Professor in Pharmacology, Institute of Medical Materials, Chinese Academy of Medical Sciences. His memberships include the Chinese Pharmacological Society and the Scientific Council and Degree Approval Committee of the Chinese Academy of Medical Sciences. More than 200 of his papers have been published in over ten journals.
Dr. Qiang Zhang, Ph.D. is an Associate Dean School of Pharmaceutical Sciences of Peking University and an Associate Professor, Professor, Chief Investigator, Chairman of its Department of Pharmaceutics. At present, he teaches Advanced Biopharmaceutics and Pharmacokinetics to Master and Ph.D. candidates. Dr. Zhang has also received many awards such as Achievements in Science and Technology; Outstanding Talent and Thesis. He has co-authored over 100 publications on absorption, sustained release and polymerization of drugs. Dr. Zhang sits on many committees relating to the pharmaceutical sciences in China.

Dr. D.D. Huang, B.A., LL.B., LL.M., LL.D. is a lawyer qualified in China and Canada and a partner with Genesis Law Firm, a Chinese firm with offices in Beijing and Guangzhou. He is an adjunct professor at Wuhan University Law School, a visiting professor at Qindao University and a special lecturer at the Lam Centre for International Communication at Simon Fraser University.
Members of the Scientific Advisory Board receive no payment as such, but are reimbursed for reasonable expenses incurred in connection with our business. The Board meets annually and, in between meetings, individual members provide advice to us from time to time. We have also retained various members of the Scientific Advisory Board as consultants to provide services on normal commercial terms.
Corporate Governance and Board Committees
Our Board has adopted a written mandate in which it has assumed responsibility for our stewardship and responsibility for overseeing the management of our business. In that regard, our Board carries out its mandate directly or through its committees described below.
The Board has established three committees of directors, being the Corporate Governance Committee, the Compensation and Nominating Committee and the Audit Committee.
Corporate Governance Committee
The Corporate Governance Committee was established for the following purposes:
(a)	to develop and monitor the effectiveness of the Company’s system of corporate governance;

(b)	to assess the effectiveness of directors, the Board and the various committees of the Board;

(c)	to ensure appropriate corporate governance and the proper delineation of the roles, duties and responsibilities of management, the Board, and its committees; and

(d)	to assist the Board in setting the objectives for the Chief Executive Officer of the Company (the “CEO”) and evaluating CEO performance.
The committee is responsible for assessing our overall corporate governance principles.
The Corporate Governance Committee is composed of the following directors:
Pierre Lapalme (Chair)
Michael (Guang) Luan
Dr. Howard Cohen

Compensation and Nominating Committee
The Compensation and Nominating Committee was established to:
(a)	establish procedures for the identification of new nominees to the Board and lead the candidate selection process;

(b)	develop and implement orientation procedures for new directors;

(c)	establish a remuneration and benefits plan for directors, executives and other key employees;

(d)	review the adequacy and form of compensation of directors and senior management;

(e)	establish a plan of succession;

(f)	undertake the performance evaluation of the CEO in consultation with the Chair; and

(g)	make recommendations to the Board.
The Committee is responsible for:
(a)
reviewing and approving corporate goals and objectives relevant to CEO compensation, evaluating the CEO’s performance in light of those corporate goals and objectives, and making recommendations to the Board with respect to the CEO’s compensation level based on this evaluation;

(b)	reviewing compensation policies applicable to non-CEO officers and reviewing and approving non-CEO officer compensation; and

(c)	reviewing executive compensation disclosure before the Company publicly discloses this information.
The committee is responsible for making recommendations on the size and composition of the Board, director recruitment and orientation, and making recommendations regarding compensation and benefit levels of directors.
The Compensation and Nominating Committee is composed of the following directors:
Michael (Guang) Luan (Chair)
Dr. Benjamin Chen
Peter H. Stafford, QC

Audit Committee
The Audit Committee was established to provide oversight of the Company’s financial management and of the design and implementation of an effective system of internal financial controls as well as to review and report to the Board on the integrity of the financial statements of the Company, its subsidiaries and associated companies. This includes helping directors meet their responsibilities, facilitating better communication between directors and the external auditor, enhancing the independence of the external auditor, increasing the credibility and objectivity of financial reports and strengthening the role of the directors by facilitating in-depth discussions among directors, management and the external auditor. Management is responsible for establishing and maintaining those controls, procedures and processes and the Committee is appointed by the Board to review and monitor them. The Company’s external auditor is ultimately accountable to the Board and the Committee as representatives of the Company’s shareholders.
The Committee is responsible for the oversight of financial reporting and disclosure, annual and quarterly review of financial statements, related MD&A and earnings release, and oversight of internal controls and disclosure procedures. The committee also recommends the appointment of our external auditors, reviews the annual audit plan and auditor compensation, approves non-audit services provided by the external auditor, reviews hiring policies regarding former staff and auditors and reviews the adequacy of our risk management policies and procedures.
The Audit Committee has adopted a charter that reflects these and other responsibilities. The charter as most recently approved by the Board of Directors as of the date hereof is attached as Appendix A to this Annual Information Form.
The Audit Committee has adopted a policy that requires, in accordance with applicable law, its pre-approval of all non-audit services to be provided by the Company’s auditors. See “Pre-Approval Policies and Procedures of Non-Audit Services”.
Composition of and Education and Experience of Members of the Audit Committee
The Audit Committee is composed of the following directors:
Simon Anderson (Chair)
Dr. Benjamin Chen
Pierre Cantin
All three members of the Audit Committee are independent and financially literate, based on their experience as executive officers of public and/or private companies and/or their experience in finance and/or as chartered accountants. See “Directors and Officers” for a description of the education and experience of each audit committee member that is relevant to the performance of his responsibilities as an audit committee member.
Audit Committee Oversight
Since the commencement of the most recently completed financial year, there have been no recommendations of the Audit Committee to nominate or compensate an external auditor which were not adopted by the board of directors.
Pre-Approval Policies and Procedures
The specific policies and procedures adopted by the Audit Committee for the engagement of non-audit services are set out in the Charter for the Audit Committee which is attached to this AIF as Appendix A.

External Auditor Services Fees
The aggregate fees billed for professional services rendered by our auditors, Ernst & Young LLP, and other accounting firms for the years ended March 31, 2006 and March 31, 2005 for audit services are as follows:

	2006	2005
Audit Fees	$134,775	$60,000
Audit-Related Fees	—	—
Tax Fees	28,860	3,495
Quarterly Review Fees	202,741	74,223
All Other Fees	17,143	6,208

Total	$383,519	$143,926

Legal Proceedings
In connection with maintaining the value of our various intellectual property and exclusivity rights, we regularly evaluate the activities of others worldwide. Our success will depend, in part, on our ability to obtain patents, or licenses to patents, maintain trade secret protection and enforce our rights against others. Should it become necessary to protect those rights, we will pursue all available strategies, including when appropriate negotiation or litigation in any relevant jurisdiction.
Any failure to obtain and protect intellectual property could adversely affect our business and our ability to operate could be hindered by the proprietary rights of others. See section titled “Description of Business – Intellectual Property and Trademarks”.
Other Legal Matters
The Company has received claims by two former employees, one for indemnity and for wrongful dismissal and the other for wrongful dismissal. The Company intends to defend these claims.
The company is being investigated for a possible breach of prompt disclosure obligations in 2003.
A board member is being investigated for not properly disclosing his qualifications
There are no other outstanding legal proceedings to which we are party, nor, to our knowledge, are any such proceedings contemplated except any noted above.
Interest of Management and Others in Material Transactions
None of our directors, senior officers or principal shareholders, or any associate or affiliate of the foregoing, has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year prior to the date of this AIF that has materially affected or will materially affect us.
Transfer Agents and Registrars
Our transfer agent and registrar is CIBC Mellon Trust located at 1066 West Hastings Street, Suite 1600, Vancouver, British Columbia, V6E 3X1 and 320 Bay Street, P.O. Box 1, Toronto, Ontario, M5H 4A6.

Material Contracts
The Company has entered into the following material contracts since January 1, 2002:
1.
Esteve — November 27, 2002 Licence and Collaboration Agreement; Supply Agreement; Securities Purchase Agreement and the March 9, 2005 binding Revised Collaboration Letter to make certain amendments to the previous agreements –See section titled “Licensing, Distribution and Research Collaboration”.

2.	Windland Enterprises Group Inc — Peru Distributor Agreement dated May 21, 2003

3.	Convertible Debenture — US$5.1M issued by the Company’s subsidiary (WEX Medical Limited in Hong Kong, China) on June 14, 2004.

4.	Sabex — manufacturing and licensing (Canada) agreement dated March 2004.
Other than as disclosed herein, the Company has not entered into any material contracts that are still in effect, other than in the ordinary course of business since January 1, 2002.
Interests of Experts
Our auditor is Ernst & Young LLP, Chartered Accountants, 700 West Georgia Street, Vancouver, British Columbia, V7Y 1C7. Ernst & Young LLP has reported on our fiscal 2005 audited consolidated financial statements, which have been filed with the securities regulatory authorities. Ernst & Young LLP does not hold any registered or beneficial interest, directly or indirectly, in our, or any of our associates’ or affiliates’ securities.
Additional Information
Additional information relating to us may be found on SEDAR at www.sedar.com under our company name WEX Pharmaceuticals Inc.
Executive Compensation
Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of our securities, and securities authorized for issuance under equity compensation plans is contained in the information circular for our annual and special general meeting held on August 15, 2005 or the information circular which will be issued for our 2006 annual and special general meeting.

Undertaking to Provide Documents
We will, upon request to our Corporate Secretary, located at 1601 – 700 West Pender Street, Vancouver, British Columbia, Canada V6C 1G8, provide to any person or company, the documents specified below:
(a) when our securities are in the course of a distribution under a preliminary short-form prospectus or a short-form prospectus:
(i)	one copy of our latest Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated therein by reference;

(ii)
one copy of our comparative financial statements for the most recently completed financial year for which financial statements have been filed, together with the auditors’ report thereon, and one copy of any of our interim financial statements for any period after its most recently completed financial year;

(iii)	one copy of our Information Circular in respect of its most recent annual general meeting; and

(iv)
one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short-form prospectus and are not required to be provided under (i) to (iii) above; or

(b) at any other time, one copy of any of the documents referred to in (a)(i), (ii) and (iii) above, provided that we may require the payment of a reasonable charge if the request is made by a person or company who is not our security holder.
Additional Financial Information
Additional financial information is provided in our consolidated financial statements and MD&A for the twelve months ended March 31, 2006.

Glossary of Terms

Term	Definition

Agonist	A drug that has affinity for and stimulates physiologic activity at cell receptors normally stimulated by naturally occurring substances, thus triggering a biochemical response.

Amide	An organic compound that contains a -CONH2 group. Any of the organic compounds produced when a hydrogen atom of ammonia (NH3) is replaced with a metal.

Amino Acid
A class of organic molecules that contains an amino group and can combine in linear arrays to form proteins in living organisms. There are 20 common amino acids: aline, arginine, aspargine, aspartic acid, cysteine, glutamic acid, glutamine, glycine histide, isoleucine, leucine, lysine, methionine, phenylalanine, proline, serine, threonine, tryptophan, tyrosine and valine. They are key components in all living things from which proteins are synthesized by formation of peptide bonds during ribosomal translation of messenger RNA. There are also several important amino acids, such as the neurotransmitter y aminobutric acid, that have no relation to proteins. Amino acids can now be produced by biotechnology in bulk using fermentation and biotransformation.

Analogues	Similar but slightly different in structure and origin or differs slightly in chemical composition.

Analgesic	Agent that relieves pain without causing loss of consciousness.

Antagonist	A substance that tends to nullify the action of another, as a drug that binds to a cell receptor without eliciting a biological response.

API	Active Pharmaceutical Ingredient

Axon	A usually long and single nerve-cell process that generally conducts impulses away from the cell body.

Canopeptide	Single peptide, well known.

Compound	A homogenous chemical substance made up of two or more elements.

CTA	Clinical Trial Application

DEA	Drug Enforcement Administration, the United States federal government agency responsible for enforcement of drugs regulated by the FDA.

Dopamine	A monoamine C8H11NO2 that is a decarboxylated form of dopa and that occurs especially as a neurotransmitter in the brain.

Term	Definition

Drug
Any substance or mixture of substances manufactured, sold or represented for use in the diagnosis, treatment or prevention of a disease, disorder or abnormal physical state, or its symptoms, in human beings or animals.

Drug Candidate	A compound that has been selected for further development as a new drug.

Efficacy	The ability to produce a desired effect.

EMEA	The European Medicines Evaluation Agency — an agency of the European Union that regulates the quality, safety and effectiveness of biological and pharmaceutical products in the European Union.

FDA	Food and Drug Administration — the United States federal government agency that regulates the quality, safety and effectiveness of biological and pharmaceutical products in the United States.

Formulation	An ingredient or mixture of specific ingredients; that is, drug substances and excipients in specific amounts, defining a given product (e.g. capsule, tablet or parenteral injection).

GI	Gastrointestinal — pertaining to or communicating with the stomach and intestine.

GABA
Gamma aminobutyric acid — an important amino acid which functions as the most prevalent inhibitory neurotransmitter in the central nervous system. The action of gamma aminobutyric acid decreases epileptic seizures and muscle spasms by inhibiting electric signals in this manner. Studies have shown that the site of action in the brain of benzodiazepams, including Valium, is directly coupled to the brain receptor for gamma aminobutyric acid.

GLP cGLP — current	Good Laboratory Practices — a code of laboratory practices published by the regulatory agencies (FDA/HC/EMEA) which provides a high level of control and assurance in a laboratory facility.

GMP cGMP — current
Good Manufacturing Practices — a code of regulations set forth by various Regulatory Agencies (FDA/HC/EMEA) for methods to be used in the manufacture, processing, packing, or holding of a drug to assure that such drug meets the requirements as to safety, and has the identity and strength and meets the quality and purity characteristics that it purports to.

Helices	Plural of helix — something spiral in form.

HC
Health Canada or the Department of Health and Welfare, a federal government department that regulates, through the Health Products and Foods Branch, the quality, safety and effectiveness of biological and pharmaceutical products in Canada.

ICH	International Conference on Harmonization

IND	Investigational New Drug.

Term	Definition

IND Application
An Investigational New Drug Application in the United States to conduct a clinical trial in healthy volunteers or patients. An IND Application must include an Investigator’s Brochure or synopsis of all data pertaining to pre-clinical studies, proposed clinical trials to be conducted, and a complete chemistry and manufacturing document.

Ion	An atom or group of atoms that carries a positive or negative electric charge as a result of having lost or gained one or more electrons.

K+	Potassium ion.

Molecule
The smallest amount of a specific chemical substance that can exist alone — to break a molecule down into its constituent atoms is to change its character — molecule of water, for instance, reverts to oxygen and hydrogen.

Motility	Exhibiting or capable of movement.

Na+	Sodium ion.

NDA/NDS
New Drug Application/New Drug Submission — an application to the FDA (NDA) or to the HC (NDS) for marketing approval for a new therapeutic agent made upon successful completion of clinical trials. The review time for a NDA is typically between 12 and 36 months and encompasses a review of all information related to pre-clinical and clinical studies, chemistry and manufacturing controls.

Neurotransmitter	A substance that transmits nerve impulses across the synapse.

NIDA	United States National Institute on Drug Abuse.

NSAID	Non-Steroid Anti-Inflammatory Drug.

Paresthesia	A pringling, tingling sensation of the skin.

Peptide
Any of various amides that are derived from two or more amino acids by combination of the amino group of one acid with the carboxyl group of another and are usually obtained by partial hydrolysis of proteins.

Pharmacology	The branch of science that studies the mechanism of action or pharmacologic effect of drugs in the body.

Receptor	A structure within a cell or on the surface of a cell that selectively binds a specific substance resulting in a specific physiologic effect.

SFDA
China’s State Food and Drug Administration — an agency of the government of the People’s Republic of China (“China”) that regulates the quality, safety and efficacy of biological and pharmaceutical and natural health products in China.

Term	Definition

Somatic	Relating to the wall of the body. Corporal, pertaining to the body, physical. Visceral, internal organs, particularly intestines.

Symbiotic	The intimate living together of two dissimilar organisms in a mutually beneficial relationship.

Toxicity	A condition that results from exposure to a poison or to poisonous amounts of a substance that does not cause side effects in smaller amounts, but can exert harmful side effects in large doses.

WHO	World Health Organization (United Nations’ Specialized Agency).

Appendix A
WEX PHARAMACEUTICALS INC.
(the “Company”)
AUDIT COMMITTEE
CHARTER
The Audit Committee (the “Committee”) is a committee of the board of directors (the “Board”) of the Company. The role of the Committee is to provide oversight of the Company’s financial management and of the design and implementation of an effective system of internal financial controls as well as to review and report to the Board on the integrity of the financial statements of the Company, its subsidiaries and associated companies. This includes helping directors meet their responsibilities, facilitating better communication between directors and the external auditor, enhancing the independence of the external auditor, increasing the credibility and objectivity of financial reports and strengthening the role of the directors by facilitating in-depth discussions among directors, management and the external auditor. Management is responsible for establishing and maintaining those controls, procedures and processes and the Committee is appointed by the Board to review and monitor them. The Company’s external auditor is ultimately accountable to the Board and the Committee as representatives of the Company’s shareholders.
Duties and Responsibilities
External Auditor
•
To recommend to the Board, for shareholder approval, an external auditor to examine the Company’s accounts, controls and financial statements on the basis that the external auditor is accountable to the Board and the Committee as representatives of the shareholders of the Company.

•
To oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting.

•	To evaluate the audit services provided by the external auditor, pre-approve all audit fees and recommend to the Board, if necessary, the replacement of the external auditor.

•	To pre-approve any non-audit services to be provided to the Company by the external auditor and the fees for those services.

•
To obtain and review, at least annually, a written report by the external auditor setting out the auditor’s internal quality-control procedures, any material issues raised by the auditor’s internal quality-control reviews and the steps taken to resolve those issues.

•
To review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company. The Committee has adopted the following guidelines regarding the hiring of any partner, employee, reviewing tax professional or other person providing audit assurance to the external auditor of the Company on any aspect of its certification of the Company’s financial statements:

(a)	No member of the audit team that is auditing a business of the Company can be hired into that business or into a position to which that business reports for a period of three years after the audit;

(b)
No former partner or employee of the external auditor may be made an officer of the Company or any of its subsidiaries for three years following the end of the individual’s association with the external auditor;

(c)	The CFO must approve all office hires from the external auditor; and,

(d)	The CFO must report annually to the Committee on any hires within these guidelines during the preceding year.
•
To ensure that the head audit partner assigned by the external auditor to the Company, as well as the audit partner charged with reviewing the audit of the Company, are changed at least every five years.

•	To review, at least annually, the relationships between the Company and the external auditor in order to establish the independence of the external auditor.
Financial Information and Reporting
•	To review the Company’s annual audited financial statements with the CEO and CFO and then the full Board. The Committee will review the interim financial statements with the CEO and CFO.
•	To review and discuss with management and the external auditor, as appropriate:
(a)	The annual audited financial statements and the interim financial statements, including the accompanying management discussion and analysis; and,

(b)	Earnings guidance and other releases containing information taken from the Company’s financial statements prior to their release.
•	To review the quality and not just the acceptability of the Company’s financial reporting and accounting standards and principles and any proposed material changes to them or their application.
•
To review with the CFO any earnings guidance to be issued by the Company and any news release containing financial information taken from the Company’s financial statements prior to the release of the financial statements to the public. In addition, the CFO must review with the Committee the substance of any presentations to analysts or rating agencies that contain a change in strategy or outlook.

Oversight
To review the internal audit staff functions, including:
(a)	The purpose, authority and organizational reporting lines;
(b)	The annual audit plan, budget and staffing; and

(c)	The appointment and compensation of the controller, if any.

•	To review, with the CFO and others, as appropriate, the Company’s internal system of audit controls and the results of internal audits.
•	To review and monitor the Company’s major financial risks and risk management policies and the steps taken by management to mitigate those risks.
•
To meet at least annually with management (including the CFO), the internal audit staff, and the external auditor in separate executive sessions and review issues and matters of concern respecting audits and financial reporting.

•
In connection with its review of the annual audited financial statements and interim financial statements, the Committee will also review the process for the CEO and CFO certifications (if required by law or regulation) with respect to the financial statements and the Company’s disclosure and internal controls, including any material deficiencies or changes in those controls.

Membership
•
The Committee shall consist solely of three or more members of the Board, each of whom the Board has determined has no material relationship with the Company and is otherwise “unrelated” or “independent” as required under applicable securities rules or applicable stock exchange rules.

•
Any member may be removed from office or replaced at any time by the Board and shall cease to be a member upon ceasing to be a director. Each member of the Committee shall hold office until the close of the next annual meeting of shareholders of the Company or until the member ceases to be a director, resigns or is replaced, whichever first occurs.

•	The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may from time to time determine.
•
All members of the Committee must be “financially literate” (i.e., have the ability to read and understand a set of financial statements such as a balance sheet, an income statement and a cash flow statement).

Procedures
•
The Board shall appoint one of the directors elected to the Committee as the Chair of the Committee (the “Chair”). In the absence of the appointed Chair from any meeting of the Committee, the members shall elect a Chair from those in attendance to act as Chair of the meeting.

•
The Chair will appoint a secretary (the “Secretary”) who will keep minutes of all meetings. The Secretary does not have to be a member of the Committee or a director and can be changed by simple notice from the Chair.

•
No business may be transacted by the Committee except at a meeting of its members at which a quorum of the Committee is present or by resolution in writing signed by all the members of the Committee. A majority of the members of the Committee shall constitute a quorum, provided that if the number of members of the Committee is an even number, one-half of the number of members plus one shall constitute a quorum.

•	The Committee will meet as many times as is necessary to carry out its responsibilities. Any member of the Committee or the external auditor may call meetings.

•
The time and place of the meetings of the Committee, the calling of meetings and the procedure in all respects of such meetings shall be determined by the Committee, unless otherwise provided for in the bylaws of the Company or otherwise determined by resolution of the Board.

•
The Committee shall have the resources and authority necessary to discharge its duties and responsibilities, including the authority to select, retain, terminate, and approve the fees and other retention terms (including termination) of special counsel, advisors or other experts or consultants, as it deems appropriate.

•
The Committee shall have access to any and all books and records of the Company necessary for the execution of the Committee’s obligations and shall discuss with the CEO or the CFO such records and other matters considered appropriate.

•	The Committee has the authority to communicate directly with the internal and external auditors.
Reports
•	The Committee shall produce the following reports and provide them to the Board:
(a)
An annual performance evaluation of the Committee, which evaluation must compare the performance of the Committee with the requirements of this Charter. The performance evaluation should also recommend to the Board any improvements to this Charter deemed necessary or desirable by the Committee. The performance evaluation by the Committee shall be conducted in such manner as the Committee deems appropriate. The report to the Board may take the form of an oral report by the Chair or any other member of the Committee designated by the Committee to make this report.

(b)	A summary of the actions taken at each Committee meeting, which shall be presented to the Board at the next Board meeting.

Consolidated Financial Statements
WEX Pharmaceuticals Inc.
Years ended March 31, 2006 and 2005

AUDITORS’ REPORT
To the Shareholders of
WEX Pharmaceuticals Inc.
We have audited the consolidated balance sheets of WEX Pharmaceuticals Inc. as at March 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

“Ernst and Young LLP”

Vancouver, Canada,
June 16, 2006	Chartered Accountants

WEX PHARMACEUTICALS INC.
Incorporated under the laws of Canada
CONSOLIDATED BALANCE SHEETS
[See Note 1 – Basis of Presentation]

	(expressed in Canadian dollars)
As at March 31	2006	2005

ASSETS

Current
Cash and cash equivalents [note 4 [a]]	$7,797,673	$10,233,288
Restricted cash [note 5]	23,000	23,000
Short-term investments [note 4 [b]]	100,000	10,581,176
Accounts and other receivables [note 13]	598,088	3,716,189
Investment tax credit receivable	777,873	293,000
Inventories	69,091	81,080
Prepaid expenses, deposits and other [note 7]	274,949	447,193

Total current assets	9,640,674	25,374,926

Deposits [note 7]	80,952	125,000
Property and equipment [note 8]	2,169,309	2,802,823
Intangible assets [note 9]	—	4,079,145

TOTAL ASSETS	$11,890,935	$32,381,894

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities [note 16]	$4,417,849	$3,146,016
Deferred revenue [note 13]	187,778	187,778
Deferred tenant inducements	8,056	—
Capital lease obligations [note 10]	—	27,036
Convertible debentures [note 11]	2,317,611	—

Total current liabilities	6,931,294	3,360,830

Deferred tenant inducements	22,155	214,610
Deferred revenue [note 13]	500,743	688,520
Capital lease obligations [note 10]	—	19,386
Convertible debentures [note 11]	1,850,952	4,295,419

Total liabilities	9,305,144	8,578,765

Commitments and contingencies [notes 17 and 18]

Shareholders’ equity
Share capital [notes 12 [a], [b] and [c]]	62,766,019	62,583,019
Equity component of convertible debentures [note 11]	725,018	2,332,443
Contributed surplus [note 12 [e]]	4,755,188	4,533,117
Deficit	(65,660,434)	(45,645,450)

Total shareholders’ equity	2,585,791	23,803,129

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$11,890,935	$32,381,894

See accompanying notes to the consolidated financial statements
On behalf of the Board:

“Dr. Edge Wang” Director	“Simon Anderson Director

1

WEX PHARMACEUTICALS INC.
CONSOLIDATED STATEMENTS OF
OPERATIONS AND DEFICIT

	(expressed in Canadian dollars)
Years ended March 31	2006	2005

Revenue

Product sales [note 21]	$441,070	$569,739
License fees [notes 13 and 21]	187,777	284,349
Research and collaboration fees [notes 13 and 21]	—	3,136,200

	628,847	3,990,288

Cost of goods sold — product sales	346,447	375,350

	282,400	3,614,938
Expenses
Research and development [notes 12 [e], 14 and 16]	10,640,917	8,635,609
General and administrative [notes 12 [e], 14 and 16]	4,458,438	5,217,778
Amortization	913,301	796,068
Severance and restructuring [note 1]	780,553	—
Write-down in value of intangible assets [note 9]	3,612,957	—

Total operating expenses	20,406,166	14,649,455

Operating loss	(20,123,766)	(11,034,517)

Other
Interest and sundry income	364,975	447,403
Convertible debentures — interest expense [note 11]	(704,491)	(559,700)
Convertible debentures — settlement [note 11]	(830,516)	—
Foreign exchange loss	(328,610)	(517,847)

Total other	(1,498,642)	(630,144)

Loss for the year	(21,622,408)	(11,664,661)

Deficit, beginning of year	(45,645,450)	(33,980,789)
Equity component of convertible debentures settlement [note 11]	1,607,424	—

Deficit, end of year	$(65,660,434)	$(45,645,450)

Basic and diluted loss per common share	$(0.62)	$(0.35)

Weighted average number of common shares outstanding	35,057,056	33,591,889

See accompanying notes to the consolidated financial statements

2

WEX PHARMACEUTICALS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	(expressed in Canadian dollars)
Years ended March 31	2006	2005

OPERATING ACTIVITIES
Loss for the year	$(21,622,408)	$(11,664,661)
Adjustment for items not involving cash:
Amortization of property and equipment	447,113	329,881
Amortization of intangibles	466,188	466,187
Amortization and write off of deferred tenant inducement allowances	(279,375)	(25,337)
Write-down of intangible asset	3,612,957	—
Loss on disposal of property and equipment	141,060	14,894
Stock-based compensation	222,071	2,152,721
Imputed interest expense on convertible debentures	697,669	527,438
Convertible debentures settlement	830,516	—
Foreign exchange loss on convertible debentures	(160,101)	(429,299)
Amortization of deferred financing costs	6,822	3,844
Amortization of deferred revenue	(187,777)	(284,349)

	(15,825,265)	(8,908,681)

Changes in non-cash working capital items:
Accounts and other receivables	3,118,103	(3,517,106)
Investment tax credit receivable	(484,873)	(193,000)
Inventories	11,989	(42,332)
Prepaid expenses, deposits and other	105,422	583,149
Accounts payable and accrued liabilities	1,156,796	2,327,621

Cash used in operating activities	(11,917,828)	(9,750,349)

INVESTING ACTIVITIES
Purchase of short-term investments	(5,205,180)	(10,581,176)
Proceeds from short-term investments	15,686,356	10,000,000
Rental deposit paid	(20,952)	(250,000)
Rental deposit returned	125,000	—
Tenant inducement allowance received	64,095	239,947
Restricted cash	—	209,336
Proceeds from disposal of property and equipment	191,242	—
Purchase of property and equipment	(145,904)	(1,591,104)

Cash provided by (used in) investing activities	10,694,657	(1,972,997)

FINANCING ACTIVITIES
Convertible debentures issued, net of issuance costs	—	6,781,736
Repayment of convertible debentures and interest	(1,349,022)	(276,294)
Proceeds from issuance of share capital, net of issuance costs	183,000	7,278,637
Repayment of amounts due to directors	—	(99,831)
Repayment of capital lease obligations	(46,422)	(29,477)

Cash (used in) provided by financing activities	(1,212,444)	13,654,771

(Decrease) increase in cash and cash equivalents	(2,435,615)	1,931,425

Cash and cash equivalents, beginning of year	10,233,288	8,301,863

Cash and cash equivalents, end of year	$7,797,673	$10,233,288

Supplemental cash flow information [note 20]
See accompanying notes to the consolidated financial statements

3

WEX PHARMACEUTICALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2006 and 2005
1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION
The Company was incorporated under the federal laws of Canada in 1987.
WEX Pharmaceuticals Inc. (“WEX” or the “Company”) is a company dedicated to the discovery, development, manufacture and commercialization of innovative drug products to treat pain. The Company’s principal business strategy is to derive drugs from naturally occurring toxins and develop proprietary products for certain markets. The Company also generates revenues from sales of generic products manufactured at its facility in China.
These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.
At March 31, 2006, the Company had incurred significant losses and had an accumulated deficit of $65,660,434. The Company’s ability to continue as a going concern is uncertain and dependent upon its ability to obtain additional financing and achieve profitable operations. The Company is currently considering financing alternatives. The outcome of these matters cannot be predicted at this time. If the Company is unable to obtain adequate additional financing, management will be required to curtail the Company’s operations. These consolidated financial statements do not include any adjustments to the amounts and classifications of assets and liabilities which might be necessary should the Company be unable to continue in business for the foreseeable future.
During the year ended March 31, 2006, the Company implemented certain restructuring initiatives to reduce costs which resulted in the Company terminating employment of a significant number of employees. In this regard, the Company has recognized restructuring costs of $780,553 [2005 - $nil], which are included in general and administrative expenses, of which approximately $625,000 remains unpaid and are included in accrued liabilities at March 31, 2006.
2. SIGNIFICANT ACCOUNTING POLICIES
The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles which are presented in Canadian dollars. A summary of the significant accounting policies is as follows:
Consolidation
These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Wex Medical Corporation (Canada), International Wex Technologies Corp. (U.S.A.), IWT Bio Inc. (Canada), Acro Pharm Corp. (Barbados), Wex Medical Limited (Hong Kong) and its 97% owned subsidiary Nanning Maple Leaf Pharmaceutical Co. Ltd. (China). The Company’s 100% owned subsidiary Zhuhai Maple Leaf Pharmaceuticals Co. Ltd. (China) was de-registered during the year ended March 31, 2006. All inter-company balances and transactions have been eliminated upon consolidation.
Pursuant to the People’s Republic of China (“PRC”) regulations, the Company’s PRC subsidiary is required to make appropriations to reserve funds, comprising the statutory surplus reserve, statutory public welfare fund and discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”).  Appropriations to the statutory surplus reserve should be at least 10% of after tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the Company’s registered capital.

4

WEX PHARMACEUTICALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2006 and 2005
2. SIGNIFICANT ACCOUNTING POLICIES (continued):
The transfer to this reserve must be made before distribution of dividends to shareholders.  Except for the reduction for losses incurred, any other usage should not result in this reserve balance falling below 25% of the registered capital.  Appropriations to the statutory public welfare fund are at 5% to 10% of after tax net income determined in accordance with PRC GAAP.  The statutory public welfare fund is established for the purpose of providing employee facilities and other collective benefits to the employees and is non-distributable other than in liquidation.  Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors.  These reserves are not available for distribution to owners under general operating conditions.
Use of estimates
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the notes thereto. Actual results may differ from those estimates.
Foreign currency translation
The accounts of the Company and its integrated foreign subsidiaries are translated using the temporal method of translation. Under this method, assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates in effect at the balance sheet date for monetary items and at exchange rates prevailing at the transaction dates for non-monetary items. Revenue and expense items are translated at the average exchange rates prevailing during the period except for property and equipment and intangible asset amortization, which is translated at historical exchange rates. Exchange gains and losses on translation are included in the determination of loss for the year.
Deferred financing charges
Debt issue costs associated with the liability component of the convertible debentures are deferred and amortized on a straight-line basis over the term of the debentures.
Cash equivalents
The Company considers all highly liquid financial instruments with an original maturity of 90 days or less to be cash equivalents. Cash equivalents are recorded at the lower of cost and market.
Short-term investments
The Company considers all highly liquid financial instruments purchased with an original maturity greater than 90 days but less than one year at the time of purchase to be short-term investments. Short-term investments are recorded at the lower of cost and market.
Inventories
Inventories are recorded at the lower of cost and replacement cost with respect to raw materials and at the lower of cost and net realizable value with respect to finished goods. Costs of finished goods, which include direct materials and, when applicable, direct labour costs and overheads, are determined on a first-in-first-out basis.

5

WEX PHARMACEUTICALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2006 and 2005
2. SIGNIFICANT ACCOUNTING POLICIES (continued):
Property and equipment
Property and equipment is recorded at cost. Amortization is provided using the straight-line basis over the expected useful lives of the assets at the following annual rates:

Furniture and office equipment	18% - 20%
Machinery and equipment and motor vehicles	9% - 30%
Computer software	50%
Leasehold improvements are amortized over the term of the lease.
Equipment under construction is not amortized until construction is complete and the asset available for use.
Intangible assets
Intangible assets, which include licenses and rights to technologies, are initially recorded at fair value based on consideration paid. Intangible assets are amortized on a straight-line basis over their estimated useful lives of ten years. Patent costs incurred for the filing of patents and the registration of trademarks for product manufacturing and marketing purposes are expensed in the period incurred.
Impairment of long-lived assets
Long-lived assets, including intangible assets; with finite lives, are reviewed for impairment when events or circumstances indicate that costs may not be recoverable. Impairment exists when the carrying value of the assets is greater than the undiscounted future cash flows expected to be provided by the asset. An impairment charge corresponding to the difference between the fair value of the asset and its carrying value is recorded in income in the period the asset is determined to be impaired.
Convertible debentures
The convertible debentures are a compound financial instrument. Accordingly, the estimated fair value of the conversion feature has been recorded as part of shareholders’ equity. The issuance costs related to the debentures have been allocated on a pro-rata basis between deferred financing costs and the equity portion. The carrying value of the financial liability is being accreted to the principal amount as additional interest expense over the term of the debentures.
Revenue recognition
Product sales
Revenue from product sales is recognized when the product is shipped from the Company’s facilities to the customer provided that the Company has not retained any significant risks of ownership or future obligations with respect to products shipped.

6

WEX PHARMACEUTICALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2006 and 2005
2. SIGNIFICANT ACCOUNTING POLICIES (continued):
License fees
License fees comprise initial fees and milestone payments derived from collaborative licensing arrangements. Non-refundable milestone payments are recognized upon the achievement of specified milestones when the milestone payment is substantive in nature, the achievement of the milestone was not reasonably assured at the inception of the agreement and the Company has no further significant involvement or obligation to perform under the arrangement. Initial fees and milestone payments received, which require the ongoing involvement of the Company, are deferred and amortized into income on a straight-line basis over the period of the ongoing involvement of the Company. Revenues associated with multiple element arrangements are attributed to the various elements based on their relative fair values.
Research and development expenses
Research costs are expensed as incurred. Development costs are expensed as incurred unless such costs meet the criteria under Canadian generally accepted accounting principles for deferral and amortization.
Investment tax credits
The benefit of investment tax credits for scientific research and development expenses are recognized in the year the qualifying expenditure is made providing there is reasonable assurance of recoverability. The investment tax credit reduces the carrying cost of expenditures for research and development expenses to which they relate. The investment tax credits are subject to review and audit by the appropriate taxation authorities. Although the Company has used its best judgment and understanding of the related income tax legislation in determining the amounts and timing of investment tax credits, it is possible that the amounts could change by a material amount in the near term depending on a review and audit by the taxing authorities.
Stock-based compensation
The Company grants stock options to executive officers, directors, employees, consultants and advisory board members pursuant to the stock option plan described in note 12 [d]. The Company records all stock-based awards to the Company’s executive officers, directors and employees granted, modified or settled since April 1, 2003, and all stock-based awards to non-employees granted, modified or settled since April 1, 2002, at fair value using the Black-Scholes option-pricing model
Deferred tenant inducements
Deferred tenant inducements represent a tenant improvement allowance and periods of reduced rent which are being amortized on a straight-line basis over the term of the lease as a reduction in rent expense.
Income taxes
The Company follows the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, measured using substantially enacted tax rates that are expected to be in effect in the year in which the temporary differences are expected to reverse. Future income tax assets are recognized to the extent they are more likely than not to be realized.

7

WEX PHARMACEUTICALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2006 and 2005
2. SIGNIFICANT ACCOUNTING POLICIES (continued):
Leases
Leases entered into are classified as either capital or operating leases. Leases which transfer substantially all the benefits and risks of ownership of the property to the Company are accounted for as capital leases. Capital lease obligations reflect the present value of minimum future lease payments, discounted at the appropriate interest rate. All other leases are accounted for as operating leases and rental payments are expensed as incurred.
Loss per common share
Basic loss per common share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year, excluding contingently issuable common shares. Since the Company’s stock options and warrants are anti-dilutive, diluted loss per common share is equivalent to basic loss per common share.
3. CHANGE IN ACCOUNTING POLICY
Capitalization of patent costs
Effective January 1, 2005, the Company changed its policy with respect to capitalizing costs associated with the preparation, filing and obtaining patents. As a result, such costs, previously capitalized, are now recorded as research and development expenditures in the period in which they are incurred in accordance with the accounting policy stated in note 2.
The change was applied retroactively which had the effect of increasing the loss and basic and diluted loss per common share for the year ended March 31, 2005 by $375,232 [2004 — $277,642] and $0.01 [2004 — $0.01] respectively.
4. CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS
[a]	Cash equivalents
At March 31, 2006, cash and cash equivalents includes $3,018,422 [2005 — $6,203,659] denominated in U.S. dollars, $147,521 [2005 — $2,120,151] denominated in Chinese Renminbi (“RMB”), $2,035,675 [2005 — $652,145] denominated in Hong Kong dollars, $296,376 [2005 — $nil] denominated in Euros and $2,299,679 [2005 — $1,257,333] denominated in Canadian dollars.

8

WEX PHARMACEUTICALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2006 and 2005
4. CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS (continued):
[b]	Short-term investments

2006	Interest Rate	Maturity Date	Amount

Canadian Dollar Investments
Guaranteed Investment Certificate	1.40%	May 2006	$100,000

			$100,000

2005	Interest Rate	Maturity Date	Amount

Canadian Dollar Investments
Guaranteed Investment Certificate	2.45%	December 2005	$4,000,000
Guaranteed Investment Certificate	2.25%	January 2006	2,000,000
Bankers Acceptance	2.51%	December 2005	3,996,776

			9,996,776

Chinese Renminbi Investments
Term Deposit	2.25%	January 2006	584,400

			$10,581,176

5. RESTRICTED CASH
For the year ended March 31, 2006 and 2005 the Company has pledged a guaranteed investment certificate of $23,000 as collateral held against the Company’s credit card facility.
6. FOREIGN CURRENCY
The Chinese Renminbi is not a freely convertible currency. Future exchange rates of Renminbi could vary significantly from the current or historical exchange rates as a result of controls that could be imposed by the PRC government. The exchange rates of Renminbi are affected by changes in PRC government policies. The exchange rates of Renminbi are also affected by economic developments and political changes domestically and internationally and supply and demand for the Renminbi. The Company does not expect these restrictions to affect the free flow of cash in the normal course of business.
In addition, the Company is exposed to foreign currency risks with respect to the U.S. dollar, European euro and Hong Kong dollar due to the Company having certain obligations and holding funds in these foreign currencies. The Company does not engage in foreign currency hedging instruments to mitigate its foreign currency risks.
7. DEPOSITS
The Company paid a deposit of $250,000 during the year ended March 31, 2005 to secure a lease for the Company’s corporate head office in Vancouver, BC. Provided the Company meets certain lease requirements, specified by the landlord, the deposit will be refunded over a period of three years with interest. $125,000 of the deposit was returned in June 2005. The second repayment due in June 2006 in the amount of $65,000 has been recorded as a current asset with the balance due in June 2007 recorded in deposits as at March 31, 2006.

9

WEX PHARMACEUTICALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2006 and 2005
8. PROPERTY AND EQUIPMENT

		Accumulated
March 31, 2006	Cost	Amortization	Net Book Value

Furniture and office equipment	$552,658	$258,463	$294,195
Computer software	9,403	9,403	—
Leasehold improvements	155,274	144,291	10,983
Machinery and equipment	2,075,852	415,029	1,660,823
Equipment under construction	53,560	—	53,560
Motor vehicles	247,277	97,529	149,748

	$3,094,024	$924,715	$2,169,309

		Accumulated
March 31, 2005	Cost	Amortization	Net Book Value

Furniture and office equipment	$598,766	$193,634	$405,132
Computer software	9,403	2,351	7,052
Leasehold improvements	252,229	109,546	142,683
Machinery and equipment	2,078,083	262,046	1,816,037
Motor vehicles	528,121	96,202	431,919

	$3,466,602	$663,779	$2,802,823

Included in property and equipment as at March 31, 2006 are assets held under capital leases with a cost of $nil [2005 — $97,901] and accumulated amortization of $nil [2005 — $44,131].
Amortization expense for the year ended March 31, 2006 amounted to $447,113 [2005 — $329,881].
9. INTANGIBLE ASSETS

	2006	2005

Technology licenses — cost	$5,196,850	$5,196,850
Accumulated amortization	(1,583,893)	(1,117,705)
Impairment write-down	(3,612,957)	—

Net book value	$—	$4,079,145

During the year ended March 31, 2006, management performed a review of the carrying value of its intangible assets which arose from its acquisition of the remaining 46% interest in Nanning Maple Leaf Pharmaceutical Co. Ltd. Following unfavorable clinical results, management has terminated its clinical programs and is reassessing its alternatives. Accordingly, management has determined that future revenue cash flows cannot reasonably be estimated and are uncertain and therefore the net carrying value of the intangible asset has been written down to $nil.
Amortization expense for the year ended March 31, 2006 amounted to $466,188 [2005 — $466,187].

10

WEX PHARMACEUTICALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2006 and 2005
10. CAPITAL LEASE OBLIGATIONS
During the year ended March 31, 2006 the capital leases were cancelled.
Interest expense for the year ended March 31, 2006 amounted to $1,731 [2005 — $3,715].
11. CONVERTIBLE DEBENTURES
On June 14, 2004, the Company’s wholly owned subsidiary, Wex Medical Limited, issued unsecured convertible debentures in the aggregate amount of $6,818,744 (US$5.1 million) with a term of 5 years. The debentures bear interest at 5.5% per annum payable semi-annually. The debentures are convertible at any time at the option of the holder into common shares of the Company at a conversion price of $5 per common share based on the Canadian dollar equivalent of the face value of the debentures at the date of conversion. The Company has the option to request a conversion at any time if the Company’s common shares have traded for ten consecutive days at a price of at least $7.50 per common share.
In accordance with Section 3860 of the CICA Handbook, the Company initially allocated the proceeds from the debentures into a debt component and an equity component. The convertible debentures were initially recorded on the balance sheet as a debt of $4,473,570 (US$3,346,000) which was calculated as the present value of the required interest and principal payments discounted at a rate approximating the interest rate that would have been applicable to non-convertible debt at the time the debentures were issued and is being accreted to the principal amount as additional interest over the terms of the debentures.
An amount of $2,332,443, representing the estimated value of the right of conversion, less related issue costs of $12,728, was included in shareholders’ equity as the equity component of the debentures representing the difference between the debt component and the face value of the debentures.
On December 22, 2005, the Company’s wholly owned subsidiary, Wex Medical Limited and the debentures holder amended the repayment terms of the unsecured convertible debentures.
The debentures, previously repayable at maturity of June 2009, are now repayable at regular intervals commencing in December 31, 2005 and ending December 31, 2007. The remaining terms of the debentures remain the same.
In accordance with Emerging Issues Committee Abstract number 88 of the CICA Handbook, the Company has revalued the convertible debentures based on the amended terms of the debenture agreement as at December 22, 2005 by calculating the net present value of the future cash flows using a discount rate of 20% that would have been applicable to non-convertible debt. Accordingly, $4,020,022 (US$3,456,596) was allocated to debt and the residual of $725,018 (US$623,404) was allocated to the conversion feature. The difference between this revised value of the debt and its book value of the debt before the amendment resulted in a loss of $830,516. The difference between the revised value of the conversion feature and its book value before the amendment resulted in a credit to deficit of $1,607,424.

11

WEX PHARMACEUTICALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2006 and 2005
11. CONVERTIBLE DEBENTURES (continued):
The debentures are repayable in U.S. dollars and are translated to Canadian dollars as follows:

Repayment dates	U.S. Dollars	Canadian Dollars
June 30, 2006	$382,500	$446,416
September 30, 2006	382,500	446,416
December 31, 2006	765,000	892,832
March 31, 2007	637,500	744,026
June 30, 2007	637,500	744,026
September 30, 2007	637,500	744,026
December 31, 2007	637,500	744,026

Total repayments	4,080,000	4,761,768
Imputed equity component	(623,404)	(725,018)
Accretion interest	115,131	134,370
Foreign exchange adjustment	—	(2,557)

Balance March 31, 2006	3,571,727	4,168,563
Less: current portion	(1,985,786)	(2,317,611)

Long-term portion	$1,585,941	$1,850,952

For the year ended March 31, 2006 included in interest expense for the debentures is interest calculated on the face value of the convertible debentures of $309,402 [2005 — $276,294] plus a notional interest amount of $388,267 [2005 — $251,145] representing the accretion of the carrying value of the debentures using a 20% effective interest rate.
12. SHARE CAPITAL
[a]	Authorized
Unlimited number of common shares without par value.
[b]	Issued and outstanding

	Number of
	Common
	Shares
	Outstanding	Amount

Balance, March 31, 2004	31,846,857	$55,161,562

Issued for cash pursuant to:
Stock options exercised	218,920	437,192
Warrants exercised	2,851,674	6,763,445
Agent’s warrants exercised	40,000	78,000
Reallocation of contributed surplus arising from stock-based compensation related to the exercise of stock options	—	142,820

Balance, March 31, 2005	34,957,451	$62,583,019

Issued for cash pursuant to stock options exercised	102,000	183,000

Balance, March 31, 2006	35,059,451	$62,766,019

12

WEX PHARMACEUTICALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2006 and 2005
[c]	Escrow shares
As at March 31, 2006, 1,559,054 [2005 — 1,818,897] common shares are held in escrow relating to the acquisition, in September 2002, of the additional interest in Nanning Maple Leaf Pharmaceuticals Co. Ltd. to be released every six months in the amount of 259,843 shares with the balance to be released on November 12, 2007. The escrowed shares were not released in November 2005 since the Company is currently reviewing the acquisition agreement which was entered into on November 30, 2001 and related documentation prior to releasing any further shares from escrow.
During the year ended March 31, 2006, 259,843 [2005 — 519,686] common shares released from escrow.
[d]	Stock options
The Company has a stock option plan which provides for the granting of up to 9,300,000 stock options to acquire common shares [2005 – 6,220,000] to executive officers, directors, employees, consultants and clinical advisory board members. The stock options available for issuance under the plan vest over various periods and have maximum terms of five years. As at March 31, 2006, the Company has 3,027,488 stock options available for future issuance under the plan.
Stock option transactions are summarized as follows:

	Number of	Weighted
	Options	Average
	Outstanding	Exercise Price

Balance, March 31, 2004	4,678,133	$2.92
Granted	255,000	3.24
Forfeited	(636,000)	2.51
Exercised	(218,920)	2.00

Balance, March 31, 2005	4,078,213	$3.05

Granted	804,333	1.54
Forfeited	(436,600)	3.43
Expired	(858,000)	2.96
Exercised	(102,000)	1.79

Balance, March 31, 2006	3,485,946	$2.71

The following table summarizes the Company’s outstanding options as at March 31, 2006 expiring between June 2006 and January 2011:

	Options Outstanding			Options Exercisable
			Weighted Average
			Remaining
Range of		Weighted Average	Contractual Life		Weighted Average
Exercise Prices	Number of Options	Exercise Price	(years)	Number of Options	Exercise Price
$1.50 — $1.82	1,710,946	$1.69	3.13	1,139,112	$1.76
$2.00 — $2.82	300,000	2.31	1.71	300,000	2.31
$3.65 — $3.83	1,290,000	3.82	2.53	1,290,000	3.82
$5.02 — $5.53	185,000	5.16	2.49	185,000	5.16

	3,485,946	$2.71	2.75	2,914,112	$2.94

13

WEX PHARMACEUTICALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2006 and 2005
12. SHARE CAPITAL (continued):
[e]	Stock-based compensation
For the year ended March 31, 2006, the Company recorded non-cash stock-based compensation expense of $222,071 [2005 — $2,152,721], and recorded a corresponding increase in contributed surplus. This compensation expense is allocated between research and development expenses as to $12,710 [2005 - $704,075] and general and administrative expenses as to $209,361 [2005 — $1,448,646] on the same basis as cash compensation. The fair value of the stock options granted during the year was estimated using the Black-Scholes option-pricing model using the following weighted average assumptions:

	2006	2005
Annualized volatility	53.08%	63.56%
Risk-free interest rate	3.98%	3.78%
Expected life	4.93 years	3.0 years
Dividend yield	0.0%	0.0%
The weighted average estimated fair value of stock options granted during the years ended March 31, 2006 and 2005 was $0.70 and $1.49 respectively.
[f]	Share purchase warrants
As at March 31, 2006, the Company had warrants outstanding for the purchase of 3,838,788 [2005 - 3,838,788 ] common shares, at an average price per common share of $3.85 [2005 — $3.85]. Effective July 13, 2005, the Company received approval from the Toronto Stock Exchange (TSX) to extend the expiry dates of the common share purchase warrants by an additional year, which now expire at various dates from August 5, 2006 to January 30, 2007. Shareholder approval for the expiry extension of 1,810,018 of the warrants was obtained at the Annual General Meeting on August 12, 2005. In addition, at March 31, 2005 the Company had agent’s warrants outstanding for the purchase 109,392 common shares at an average price of $2.27 per common share. All of these agent’s warrants expired unexercised between October 2005 and January 2006.
[g]	Shareholders Rights Plan
On September 9, 2005, the shareholders approved a shareholder rights plan (the “Rights Plan”), which expires at the Company’s annual general meeting in 2008. The Rights Plan was designed to encourage the fair treatment of its shareholders in the event of an unsolicited take-over bid for shares of the Company. The Rights Plan provide the board of directors (the “Board”) and shareholders of the Company with more time to fully consider any unsolicited take-over bid without undue pressure, allowing the Board to pursue, if appropriate, other alternatives to maximize shareholder value and allowing additional time for competing bids to emerge. Under the Rights Plan, holders of common shares are entitled to one share purchase right (“Right”) for each common share held. If any person or group makes a take-over bid, other than a bid permitted under the plan or acquires 20% or more of the Company’s outstanding common shares without complying with the Rights Plan, each Right will entitle its holder (other than the acquiring person and certain related persons) to acquire, for $100, common shares of the Company having a market price of $200.

14

WEX PHARMACEUTICALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2006 and 2005
13. LICENSING INCOME
On November 27, 2002, the Company entered into a license and collaboration agreement with Laboratorios Del Dr. Esteve S.A. (“Esteve”) located in Spain for the European licensing rights to commercialize its products TetrodinTM and TectinTM and its successor products.
The agreement involves sharing equally joint development costs in excess of $35,000,000 (€25,000,000). As consideration, the Company received, during the year ended March 31, 2003, a payment from Esteve of $2,974,430, comprising an initial license payment of $1,424,430, net of withholding taxes of $158,270, and $1,550,000 as a private placement for 673,915 common shares at $2.30 per common share.
The Company is scheduled to receive further payments from Esteve based on clinical milestone developments in Europe and Canada. In countries where a sublicense is granted, the Company will share in the fees obtained by Esteve from its sublicenses. The Company will also receive royalty payments based on the volume of sales when sales, in excess of a threshold, of the products commence. The Company retains the exclusive rights to manufacture and supply the pharmaceutical products to the licensed territory of Europe.
The initial license payment is being amortized into revenue on a straight-line basis over the period of ongoing involvement of the Company in the arrangement. During the fourth quarter of fiscal 2005 management revised the estimate of its ongoing development from five to seven years. The impact of the change was to reduce licensing revenue for the year ended March 31, 2005 by approximately $32,000. During the year ended March 31, 2005 an additional $3,136,200 (€2,000,000) was invoiced to Esteve pursuant to the agreement and recorded as revenue for research and development work performed upon the completion of the Tectin™ Phase IIa trial in Canada. At March 31, 2005, $3,136,200 is included in accounts and other receivables, which was subsequently received in April 2005.

15

WEX PHARMACEUTICALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2006 and 2005
14. RESEARCH AND DEVELOPMENT and GENERAL AND ADMINISTRATIVE EXPENSES

Years ended March 31	2006	2005

Research and development
Administration costs	$124,961	$195,140
Clinical testing , insurance, consulting and patent costs	9,142,193	6,692,638
Legal and translating	25,406	1,491
Rent [note 17(i)]	265,431	230,513
Salaries and benefits	1,233,974	766,452
Scientific research and development tax credit	(485,981)	(225,713)
Stock-based compensation expense [note12(e)]	12,710	704,075
Travel and conferences	322,223	271,013

Total research and development expenses	$10,640,917	$8,635,609

General and administrative
Administration costs	$721,770	$630,760
Audit and accounting fees	383,518	143,926
Directors’ fees	227,311	114,500
Legal and solicitor fees	579,900	381,618
Loss on disposal of property and equipment	141,060	13,150
Rent [note 17(i)]	258,178	428,331
Salaries, benefits	$1,370,824	$1,539,693
Stock-based compensation expense [note12(e)]	209,361	1,448,647
Travel, promotion and advertising	566,516	517,153

Total general and administrative expenses	4,458,438	5,217,778

15. INCOME TAXES
As at March 31, 2006, the Company has non-capital losses of approximately $27,970,000 [2005 - $19,341,000] for income tax purposes which may be carried forward to reduce taxable income of future years in Canada ($15,505,000), Hong Kong ($7,972,000) and China ($4,437,000).
In addition, the Company has approximately $15,208,000 [2005 — $9,593,000] of scientific research and experimental development expenditures, which can be carried forward indefinitely to reduce Canadian taxable income of future years. The Company also has approximately $3,040,000 [2005 - $1,918,000] federal scientific research and experimental development tax credits available to offset Canadian federal income taxes otherwise payable.

16

WEX PHARMACEUTICALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2006 and 2005
15. INCOME TAXES (continued):
A summary of the loss carry forwards and tax credits are as follows:

		Non-Capital
	Investment	Loss Carry
	Tax Credits	Forwards
2007	$—	$696,000
2008	—	3,071,000
2009	—	1,985,000
2010	—	1,008,000
2011	178,000	1,051,000
2012	335,000	—
2013	146,000	—
2014	437,000	2,185,000
2015	752,000	2,950,000
2016	1,192,000	6,996,000
2024	—	37,000
2025	—	1,000
2026	—	18,000
No expiry	—	7,972,000

	$3,040,000	$27,970,000

Significant components of the Company’s future tax assets as of March 31 are shown below:

	2006	2005
Future tax assets:
Research and development deductions and credits	$7,191,000	$4,538,000
Loss carry forwards	8,167,000	5,484,000
Deferred revenue recognized for tax purposes	235,000	312,000
Tax values of depreciable assets in excess of accounting values	1,977,000	499,000
Other	742,000	547,000

Future tax assets	18,312,000	11,380,000
Valuation allowance	(18,312,000)	(11,380,000)

Future tax assets	$—	$—

The potential income tax benefits relating to future tax assets have not been recognized in the financial statements as their realization does not meet the requirement of “more likely than not” under the liability method of tax allocation.
The reconciliation of income tax attributable to operations computed at the statutory tax rates to income tax expense (recovery), using a 34.49% [2005 — 35.62%] statutory tax rate at March 31 is as follows:

	2006	2005

Income tax recovery at statutory rates	$(7,457,000)	$(4,155,000)
Tax effect of non-deductible expenses	714,000	1,985,000
Unrecognized temporary differences	6,949,000	2,170,000
Foreign tax rate differences	(206,000)	—

	$—	$—

17

WEX PHARMACEUTICALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2006 and 2005
16. RELATED PARTY TRANSACTIONS
[a]
The Company incurred $287,525 in consulting fees to an officer during the year ended March 31, 2006 [2005 — $350,960] which are included in the research and development expenses. As at March 31, 2006, $20,129 is included in accounts payable and accrued liabilities [March 31, 2005 — $nil].

[b]	The Company paid $34,878 in consulting fees to an officer and director during the year ended March 31, 2006 [2005 — $nil] which are included in general and administrative expenses.

[c]
The Company incurred $394,318 of legal fees charged by a law firm, a partner of which is a director of the Company, for the year ended March 31, 2006 [2005 — $284,694] which are included in general and administrative expenses. As at March 31, 2006, $96,211 is included in accounts payable and accrued liabilities [2005 — $79,038].

All related party transactions are recorded at the exchange amounts agreed to between the related parties.
17. COMMITMENTS AND CONTINGENCIES
[i]	The Company has entered into operating lease agreements with respect to its premises and facilities for which the minimum payments required under these agreements are as follows:

2007	$258,935
2008	170,902
2009	120,932
2010	9,936
2011	3,312

Total future minimum lease payments	$564,017

Rent expense for the year ended March 31, 2006 amounted to approximately $498,000 [2005 - $611,000].
On December 30, 2005, the Company assigned the lease of its former Vancouver premises, with a total future commitment remaining until May 31, 2014 for base rent of $2,043,000 plus operating costs, to new tenants. The new tenants are liable for all commitments related to these premises. However, the Company has guaranteed the future payments in the event that the assignee defaults, and in this respect has obtained personal indemnifications by the assignees.
As a result of the assignment transaction, the Company has recognized the settlement costs on the date of the settlement as a charge to income in the amount of $108,480 offset by the recognition of the deferred tenant inducements of $206,748. Also, leasehold improvements related to these premises of $82,401 have been fully written down and recognized as amortization costs.

18

WEX PHARMACEUTICALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2006 and 2005
17. COMMITMENTS AND CONTINGENCIES (continued):
[ii]
The Company has entered into agreements with various companies for non-clinical work and for the purpose of conducting clinical research studies. Payments required under these agreements are as follows:

	Non Clinical	Clinical
	Research	Research	Total

2007	$389,948	$728,468	$1,118,416
[iii]	Pursuant to a license agreement with Esteve, the Company is jointly responsible for development costs in excess of $35 million (€25 million), if any.

[iv]
Employees of the Asian subsidiaries participate in a mandatory defined contribution retirement plan pursuant to which the subsidiaries make contributions based on a percentage of the employee’s salary.

[v]
The Company was notified in April 2005 that its appeal with the Chinese Patent Office concerning ownership of a patent relating to addiction withdrawal in the territory of China was not successful. The Company is currently assessing its alternatives.

[vi]
The Company is the subject of an investigation by a regulatory authority as to whether its disclosure of its Phase IIa clinical trial results in October 2003 was timely and accurate in connection to the grant of options on October 31, 2003. The outcome and financial impact, if any, of this matter is not determinable.

[vii]
The Company has received a claim by two former employees relating to severance as well as the issuance of further stock options. While the Company intends to defend these claims, management has made estimates for the potential loss which has been recorded in expenses. Management does not expect the final resolution of these matters to have a material effect on the Company’s operating results.

[viii]
In addition, the Company has received a claim in the amount of US$120,000 ($140,000) for services rendered. Management believes that this claim is without merit and intends to defend the action. The Company does not expect any losses to occur with respect to this matter and accordingly no provision has been made in the accounts. A loss, if any, arising from this matter will be recorded in the period it is determined.

19

WEX PHARMACEUTICALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2006 and 2005
18. INDEMNIFICATION
The Company enters into agreements with third parties that include indemnification provisions in the ordinary course of business that are customary in the industry. These indemnifications generally require the Company to compensate the other party for certain damages and costs incurred as a result of any third party claims or damages arising from these agreements. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions is unlimited. These indemnification provisions may survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not incurred any liabilities pursuant to these indemnifications and no amount has been accrued in the Company’s consolidated financial statements with respect to these indemnification obligations. The Company maintains liability insurance that reduces this exposure and may enable the Company to recover all or some future amounts paid, if any, less any deductible amounts pursuant to the terms of the respective policies.
19. FINANCIAL INSTRUMENTS AND RISK
Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgement, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.
The carrying value of cash and cash equivalents, restricted cash, short-term investments, accounts and other receivables and accounts payable approximates fair value because of the short-term nature of these instruments. The fair value of capital lease obligations and convertible debentures, calculated at the present value of the future contractual payments of principal and interest, discounted at current applicable market rates of interest, approximates their carrying values.
Financial risk is the risk to the Company’s results of operations that arises from fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates. Interest rate risk arises as the Company’s investments bear fixed interest rates. Foreign exchange risk arises as a portion of the Company’s investments which finance operations are denominated in Canadian dollars and a portion of the Company’s expenses are denominated in Hong Kong dollars and the Chinese RMB. With respect to the concentration of credit risk, included in accounts and other receivables is an amount of $nil [2005 — $3,136,200] due from the Company’s development partner [note 13].
20. SUPPLEMENTAL CASH FLOW INFORMATION
During the year ended March 31, 2006 the Company paid $1,731 [2005 — $3,892] of interest relating to capital leases and $244,825 [2005 — $276,294] of interest relating to the convertible debentures.

20

WEX PHARMACEUTICALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2006 and 2005
21. SEGMENTED INFORMATION
[a]	The Company is managed as one reportable business segment. Revenues and long-lived assets by geographical segment are presented below.
[b]	Geographic Information:

Revenue is attributed to countries based on the location of the Company’s collaborators and customers.

	2006	2005
Sales to and licensing fees from external customers:
China	$441,070	$517,997
Spain	187,777	3,420,549
United Kingdom	—	51,742

	$628,847	$3,990,288

[c]	License and research and collaboration fees for the years ended March 31, 2006 and 2005 are derived solely from the Company’s development partner located in Spain.

[d]	The break-down of the Company’s long-lived assets by location, which include property and equipment and intangible assets, are as follows:

	2006	2005
Long-lived assets:
United States	$—	$3,584
Canada	145,586	4,420,451
Hong Kong	27,185	307,260
China	1,942,978	2,150,673

Total long-lived assets	$2,115,749	$6,881,968

21

WEX Pharmaceuticals Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Fiscal Year Ended March 31, 2006
The following discussion by management of the operating results covers the 12 month period ended March 31, 2006 is as of June 29, 2006 and should be read in conjunction with the Company’s audited consolidated financial statements and the notes included thereto. The Company’s audited consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles and all amounts are in Canadian currency unless otherwise noted. The forward-looking statements in this discussion regarding our expectations regarding the future performance, liquidity and capital resources and other non-historical statements in this discussion include numerous risks and uncertainties, as described in the “Risk Factors” section of the Company’s Annual Information Form. The Company’s actual results may differ materially from those contained in any forward-looking statements. Additional information relating to WEX Pharmaceuticals Inc. including the Company’s Annual Information Form is available on SEDAR at www.sedar.com.
OVERVIEW
WEX Pharmaceuticals Inc. (“WEX” or the “Company”) is dedicated to the discovery, development, manufacture and commercialization of innovative drug products for the management of pain.
The Company is currently developing Tetrodotoxin (“TTX”) as a medication intended to provide relief for various persistent and chronic pain conditions associated with cancer (trade name Tectin™). The clinical trial of Tectin™ was discontinued pending detailed analysis of the data generated from the trial. The development of TTX as an agent for treating symptoms associated with addiction and withdrawal from abused substances (trade name Tetrodin™) will not be pursued until further resources are available or a partnership/collaboration is entered into. The development of a local anaesthetic (trade name Tocudin™) is currently in the pre-clinical stage and further development plans are pending allocation of additional resources.
Our vision is to become a fully integrated international pharmaceutical company with the expertise and infrastructure to discover, develop, manufacture and commercialize proprietary therapeutics derived from naturally occurring toxins for worldwide markets.
FISCAL 2006 CORPORATE DEVELOPMENTS
Clinical
Tectin™, in August 2005 WEX re-launched its Canadian Phase IIb/III clinical trial protocol in moderate to severe inadequately controlled cancer-related pain. The patients’ recruitment rate was lower than anticipated with about 35% of the required patients enrolled and dosed. The Company therefore determined the amendments necessary in order to complete the study in a timely manner without compromising objectives and patient safety. The amended protocol, approved by Health Canada, simplified the study, lessened the burden on patients and as a result, reduced the workload required by the physicians and their clinical teams. This was expected to help accelerate patient recruitment.
October 2005 the Company released the preliminary results of its Chinese Phase IIa clinical trial of Tetrodotoxin (Tectin™). There were no serious adverse side effects reported at any dose level. The results seem to demonstrate an efficacy optimal dose similar to that identified within the Canadian development.

1

March 2006 the Canadian Phase IIb/III study was prematurely terminated as recommended by the Data Monitoring Committee (“DMC”) following an unfavourable interim analysis. The continuation study WEX-014OL, “A Multicentre, Open-Label, Long-Term Efficacy and Safety Continuation Study of Subcutaneous Tetrodotoxin (Tectin™) for moderate to Severe Cancer-Related Pain” which was designed to allow those patients originally enrolled in the Phase IIb/III trial to receive treatment with Tectin™ in order to further study drug efficacy and safety has also been discontinued.
The Company has developed a strategic plan to make a detailed analysis of the data generated by the study. Parameters such as decreased intake of opioids and analgesics, and assessment of other pain scales, i.e. neuropathic pain scale, McGill Pain Questionnaire, and the other secondary endpoints (improvement of quality of life, mood, activity, sleep, etc.), which were not examined by the DMC, will be evaluated in this analysis. The analysis is expected to be completed in July 2006. The Company will then consult the concerned regulatory agencies regarding further clinical development for Tectin™ in refractory, malignant cancer pain.
Tetrodin™, in August 2005 WEX released the results of the Phase IIa double-blind, placebo-controlled study of the efficacy and safety of tetrodotoxin (Tetrodin™) in reducing withdrawal symptoms in methadone-maintained subjects. The results of the study suggest that the use of a four-day pre-treatment regimen of 30 μg of subcutaneous Tetrodin™, two times a day, prior to the initiating of withdrawal symptoms with naloxone, does not alleviate the withdrawal symptoms, as assessed in 14 methadone-maintained subjects. However, the results are not conclusive since the study included a relatively small number of subjects with a large variation in response, a small carryover effect was observed from one treatment period to the next and in this pre-treatment study design Tetrodin™ was not administered while subjects were experiencing withdrawal symptoms. The experience with this study has helped the Company to better understand Tetrodin’s™ mechanism of action, such that Tetrodin™ treatment may only be effective when administered during the withdrawal period. Hence, it is possible that in a larger study with a different treatment regimen, Tetrodin™ may prove to have clinical efficacy in this indication. A significant finding from this study was that the safety profile of tetrodotoxin was similar to that observed in previous studies and that the administration of naloxone following tetrodotoxin versus placebo treatment did not produce different safety profiles. The Company will not pursue the development of Tetrodin™ in Canada or China until further resources are available or a partnership/collaboration is entered into.
Tocudin™, a local anaesthetic, is currently in the pre-clinical stage and further development and commercialization plans are pending allocation of additional resources.
Manufacturing
January 2006 an inspection was performed on Nanning Maple Leaf Pharmaceuticals (“NMLP”), a 97%-owned subsidiary of the Company. This inspection was done by an independent research organization at the request of our co-development partner, Laboratorios del Dr. Esteve S.A., to ensure that the facilities met GMP (Good Manufacturing Practices) requirements.
The report concluded that, NMLP is physically and organizationally of a high quality standard and was found to conform to GMP codes. Furthermore, any deficiencies observed at NMLP were determined to be minor and not likely to compromise the purity of the API (Active Pharmaceutical Ingredient) produced, or its safety and efficacy in clinical use.

2

Collaboration
April 2005 the Company received a payment of €2,000,000 (approximately $3,100,000) from its co-development partner Laboratorios del Dr. Esteve S.A. (“ESTEVE”) for research and development work done for the completed Tectin™ Phase IIa trial in Canada.
Financial
July 2005 WEX received TSX approval for the extension of the expiry dates of 3,838,788 previously issued share purchase warrants for an additional one-year period, subject to shareholder approval, where required, which was received at the Company’s Annual General and Special General Meeting held on August 12, 2005 and adjourned to September 9, 2005. The Company believed that the extension of the expiry dates increases the likelihood that the warrants will be exercised, potentially bringing over $14,700,000 in exercise proceeds to the Company.
August 2005 WEX received a request for early redemption of its unsecured convertible debentures in the aggregate principal amount of US$5.1 million that were issued in June 2004 by the Company’s wholly owned subsidiary, Wex Medical Ltd., to 3 investment funds managed by a major Asian financial institution. In December 2005, the Company finalized negotiations with the debenture holders and under the amended terms, the Company has agreed to repay the debentures in a series of installment payments over the next two years. An initial payment of US$1.02 million was made prior to December 31, 2005 and the final payment will be made on December 31, 2007. The remaining terms of the debentures, including interest and conversion terms, remain unchanged. As of March 31, 2006 the remaining aggregate principal amount of the debentures is US$4,080,000 million which is equivalent to $4,761,768 (See Convertible Debentures section.)
The Company ended this fiscal year with cash and cash equivalents of $7.8 million.
U.S. Commercialization Strategy
June 2006 the Company received approval for its IND (Investigational New Drug) application with the US FDA (Food and Drug Administration) to initiate a clinical trial of Tectin™. This represents a significant achievement since for the first time, WEX will perform a trial under a US-IND, and this will grant access to a significant patient population base for future TTX development.
The trial is designed to assess the kinetics of tetrodotoxin (TTX) after a single subcutaneous dose to understand the fate of the drug in the body of healthy volunteers. As the dose of TTX administered to humans is very small, in the past there were no established method sensitive enough to detect the product in biological fluids and, therefore, the kinetics of TTX were not known. Recently, an analytical method sensitive enough to assay TTX in human samples of blood and urine has been developed. This will allow the Company to proceed with this study and obtain information about TTX kinetics, data crucial to the successful development of the product.
Team Reorganization
April 2005 the Company appointed Michael (Guang) Luan as Director and Chairman of the Board.
August 2005 Frank (Hay Kong) Shum resigned as Chief Executive Officer and Dr. Edge Wang was appointed as interim Chief Executive Officer. In December 2005 Dr. Edge Wang became President and Chief Executive Officer of the Company.
September 2005 WEX completed a restructuring, primarily affecting its Vancouver and Hong Kong offices to better align WEX’s resources with its business needs. In connection with the restructuring WEX’s headcount was reduced by about 35% in both its headquarters in Vancouver and its Hong Kong office. The headcount reduction is expected to reduce employment related expenses by approximately 30%. The restructuring allowed the Company to focus more of its resources on clinical development.

3

December 2005 Simon Anderson joined the Board of Directors and is now also the Chair of the audit committee. Dr. Howard Cohen, who was the chair of the Company’s scientific advisory board, also joined the Board of Directors. Dr. Cohen replaced Dr. Phil Gold, who had stepped down as a director, and continues to serve the Company as a member of the scientific advisory board.
January 2006 Kenneth Jun Tao Li (formally known as Kenneth Hoi Kau Lee) resigned from the Board of Directors.
March 2006 due to the unfavorable interim analysis of the Canadian Phase IIb/III study the Company further reduced its workforce in North America by more than 50% for an expected cost saving of approximately $1,000,000 per year in direct salaries and related costs to allow for the continued development of its lead product candidate Tectin™.
Now that the Company has completed its significant restructuring it can look forward to focusing on strategic development of TTX.
Shareholders Rights Plan
At the Company’s Annual General and Special General Meeting on August 12, 2005 and adjourned to September 9, 2005, the shareholders approved a Shareholder Rights Plan (the “Rights Plan”), which expires at the Company’s annual general meeting in 2008. The Rights Plan was designed to encourage the fair treatment of its shareholders in the event of an unsolicited take-over bid for shares of the Company.
Intellectual Property
June 2005 the Company announced that the ownership of the Chinese Drug Withdrawal Patent was changed from the Company’s subsidiary, Nanning Maple Leaf Pharmaceuticals (“NMLP”) to one of the inventors and a third party who alleges to be an employer of the other inventor. Subsequently, the Company entered into discussions with the other parties and, as a result, both registered owners of this Chinese Drug Withdrawal Patent have provided written confirmation that they are willing to transfer the ownership back to NMLP on terms to be finalized that the Company believes will be satisfactory.
The Company is currently evaluating the situation and until the ownership of the patent is resolved and as a result of financial and other considerations, the Company has decided to temporarily postpone development and testing of its opiate addiction withdrawal drug in Canada and China. The ultimate outcome of this matter is uncertain at this time. There can be no assurance that this matter will be resolved on a timely matter or that the outcome will be resolved on a favorable basis for the Company.
This does not affect any of the Tectin™ clinical trials conducted by the Company to date or the Company’s ability to use the results of the trials for regulatory approval purposes. The two individuals noted as inventors on the patent in question are not associated with any of the Company’s other patents filed or registered in China.
The Company’s core business has not been affected and we will continue to focus our financial and operational resources on the development of Tectin™ for the treatment of moderate to severe cancer-related pain through clinical development in North America, China and Europe.
November 2005, the Company made a request for its US Patent No. 6,407,088 “Method of Analgesia” to be re-examined in light of prior art discovered by the Company. The re-examination is intended to introduce such changes to the scope of the patent as may be necessary to ensure that it is valid and enforceable. The re-examination will be a long process and reflects the Company’s continuing determination to strengthen its patent portfolio.
The Company is currently evaluating all of its intellectual property assets to identify further opportunities for commercialization. (See also Commitments and Contingencies section.)

4

Special Shareholder’s Meeting
December 2005, the Company announced that it had received two separate requisitions from different shareholders, each seeking to convene a special meeting of shareholders. One requisition, received from Ms. Margaret Chow, sought approval for resolutions to remove all of the existing directors of the Company, to fix the size of the Board at six and to elect six of Ms. Chow’s unidentified nominees, as directors. The other requisition, received from Mr. A.J. Miller, sought approval for resolutions to remove Ms. Donna Shum, Mr. Frank Shum and Mr. Kenneth Li as directors and to be nominated as a director. Mr. Miller’s requisition also asked shareholders to vote on a resolution to create a royalty trust, as a defensive takeover mechanism.
Although there were discussions among the Company and the respective shareholders to explore the possibilities of an agreed resolution to the restructuring of the Board, no agreement was reached so the Board decided to call a special meeting of shareholders for 10:00 a.m. (Pacific Time) on Thursday, January 26, 2006 to enable shareholders to consider the two proposals for restructuring the Board and the proposal to create a royalty trust.
During the meeting held on January 26, 2006, Frank (Hay Kong) Shum and Donna Shum were removed as directors of the Company and Benjamin Chen, Pierre Cantin and A.J. Miller were elected as directors to replace Frank (Hay Kong) Shum and Donna Shum and to fill the vacancy which resulted from Kenneth Li’s resignation. The shareholders’ proposal on the creation of a royalty trust was defeated.
FISCAL 2007 GOALS & STRATEGIES
•	To raise additional capital to fund operations. The Company is in the process of evaluating several funding options, including a rights offering, private placements and a tax assisted financing.
•	To focus our financial and operational resources on the development of Tectin™ for the treatment of moderate to severe pain through clinical trials in North America and China.
Through a joint global development plan, in collaboration with our European strategic partner, we will also share resources and expertise to rapidly develop and commercialize our products in Europe.
•	To expand our drug pipeline by developing additional technologies.
WEX maintains a significant presence in China where all of the Company’s product research is performed. In addition, the Company produces and distributes a line of generic pharmaceutical products in China. We believe that the Company’s Research and Development team is uniquely positioned to identify and commercialize new drug discoveries for distribution in China and around the world.
•	To enter into additional collaborations with third parties.

5

At the present time the Company has limited capabilities for marketing our products under development. Accordingly, collaborations with third parties who have experience in commercialization may be required to handle this function. Further, such collaborations may provide the Company with financial payments which assist in funding the development and may produce income from the sale of our products.
•	To maintain a strong intellectual property portfolio.
We attach great significance to patents and the protection of our intellectual properties for new technologies, products and processes. Accordingly, the approach is to build a portfolio that provides broad protection of our basic platform technology, as well as a tiered patent claim structure to provide back-up patent positions in commercially significant areas.
OTHER FISCAL 2007 OBJECTIVES
•	To begin the European Phase IIb study for Tectin™ (study will be managed and funded by our licensing partner).
•	To begin a pain study in the U.S.
•	To expand product pipeline by in-licensing new technologies
•	To explore income opportunities including acquiring a Chinese generic drug operations with stable cash flow.

6

FINANCIAL RESULTS
Overall Performance
For the year ended March 31, 2006, the Company recorded a loss of $21.6 million ($0.62 per common share) compared to a loss of $11.7 million ($0.35 per common share) in the year ended March 31, 2005. The increase in loss for the year ended March 31, 2006, when compared to the preceding year, is attributable to substantial increases in research and development costs as they relate to the clinical trials of TectinTM and TetrodinTM, the decrease in research and collaborative revenue, severance costs and the writedown of intangible assets. The Company expects losses to continue during the next few years as it continues to focus resources on clinical trials in an effort to further the commercialization of TectinTM.
The Company had cash, cash equivalents and short term investments of $7.9 million as at March 31, 2006, as compared to $20.8 million as at March 31, 2005.
The Company’s subsidiary in China, Nanning Maple Leaf Pharmaceuticals Co. Ltd. (“NMLP”), and Wex Medical Limited in Hong Kong, recorded product revenues of $441,070 for the year ended March 31, 2006, as compared to $569,739 in the same period in the previous year or a decrease of $128,669. This is primarily the result from competition of similar generic products and decreases in selling prices. The remaining portion of revenue includes the amortization of deferred licensing fees of $187,777 [2005 $284,349] relating to the license fees from Esteve.
All results of operations were in line with management expectations, with the exception of the write-down of intangible assets.
There were no material changes during the twelve months ended March 31, 2006 to the forward-looking information provided in the “Management’s Discussion and Analysis of Financial Condition and Operations” for the prior fiscal year.
Disclosure Controls and Procedures
Management, including the Chief Executive Officer and Chief Financial Officer, has established and maintained disclosure controls and procedures in order for us to provide reasonable assurance that material information relating to our company is made known to us in a timely manner, particularly during the period in which the annual filings were being prepared. Management has evaluated the effectiveness of the Company’s disclosure controls and procedures as of the date of this report, and believes them to be effective in providing such reasonable assurance.
Critical Accounting Policies and Estimates
The significant accounting policies that WEX believes to be most critical in fully understanding and evaluating its financial results are revenue recognition, valuation and amortization of intangible assets, stock-based compensation and valuation of convertible debentures. These accounting principles require WEX to make certain estimates and assumptions. The Company believes that the estimates and assumptions upon which it relies, are reasonable, and based upon information available to the Company at the time that these estimates and assumptions are made. Actual results may differ from the Company’s estimates. Areas where critical accounting estimates are made include revenue recognition, the valuation and amortization of intangible assets and amounts recorded as stock based compensation and the estimated fair value of long-term debt. The Company’s critical accounting estimates affect the Company’s net loss calculation and results of operations.

7

Revenue recognition
License fees are comprised of initial upfront fees and payments from collaborative licensing arrangements. Non-refundable milestone payments are recognized upon the achievement of specified milestones when the milestone payment is substantive in nature, the achievement of the milestone was not reasonably assured at the inception of the agreement and the Company has no further significant involvement or obligation to perform under the arrangement. Initial fees and milestone payments received which require the ongoing involvement of the Company, are deferred and amortized into income on a straight line basis over the period of ongoing involvement of the Company. Revenue recognition of the first $1.56 million payment, which was recorded as deferred revenue upon receipt, for the years 2003 and 2004 was amortized over a five year period. Effective the fourth quarter of fiscal 2005 management revised the estimate of its ongoing involvement and accordingly amended the amortization period to seven years thus reducing the revenue recorded in 2006 to $187,777 [2005 — $284,349]. Any change in the estimate of the expected ongoing involvement during a future period could have a material impact on the Company’s earnings.
Generic sales revenues are recognized when the products are shipped to the customer provided the customer has retained all the significant risks of ownership and there are no future obligations with respect to the product shipped.
Valuation and amortization of intangible property
WEX’s intangible assets are comprised of technology licenses acquired in exchange for equity instruments of WEX. The costs of the Company’s intangible assets are amortized on a straight-line basis over the estimated useful life of the underlying technologies of 10 years. Factors considered in estimating the useful life of intangible assets include the expected use of the asset by the Company, legal, regulatory and contractual provisions that may limit the useful life, the effects of obsolescence, demand, competition, and other economic factors, and the level of maintenance expenditures required to obtain the expected future cash flows from the intangible assets. WEX reviews the carrying value of its intangible assets on an annual basis to determine if there has been a change in any of these factors. A significant change in these factors may warrant a revision of the expected remaining useful life of the intangible assets, resulting in accelerated amortization or an impairment charge, which would impact earnings. The valuation of intangible assets is a critical accounting estimate because of the long-term nature and risks and uncertainties related to the development of the Company’s medical technologies. Significant judgment is exercised and assumptions are made when determining whether the carrying value of the intangible assets may or may not be recoverable based on future potential undiscounted cash flows.
During the year ended March 31, 2006 management performed a review of the carrying value of its intangible assets which arose from its acquisition of the remaining 46% interest in Nanning Maple Leaf Pharmaceutical Co. Ltd. Following unfavorable clinical results, management has terminated its clinical programs and is reassessing its alternatives. Accordingly management has determined that future revenue cash flows cannot reasonably be estimated and are uncertain and therefore the net carrying value of the intangible asset has been written down to $nil.
Stock-based Compensation
The Company uses the fair value method to record compensation expense for stock options issued to employees subsequent to April 1, 2003 and non-employees subsequent to April 1, 2002 using the fair value method of accounting for stock-based compensation transactions. The stock-based compensation recorded by the Company is a critical accounting estimate because of the value of compensation recorded, the volume of the Company’s stock option activity, and the many assumptions that are required to be made to calculate the compensation expense. The Company calculates the fair value of stock options issued and amortizes the fair value to stock compensation expense over the vesting period. The Company uses the Black-Scholes option pricing model to calculate stock option values, which requires certain assumptions including the future stock price volatility and expected time to exercise. Stock-based compensation is likely to change from period to period as further options are granted and adjustments made for stock options forfeited. The Company recorded $222,071 in stock-based compensation expense for the year ended March 31, 2006 and $2.2 million for the year ended March 31, 2005.

8

Convertible debentures
The convertible debentures are a compound financial instrument. The fair value of the debt component was calculated as the present value of the required interest and principal payments discounted at a rate approximating the interest rate that would have been applicable to non convertible debt at the time the debentures were issued. The amount representing the conversion feature was included as shareholders’ equity as the equity component of the debentures representing the difference between the debt component and the face value of the debentures. The issuance costs related to the debentures have been allocated on a pro-rata basis between deferred financing costs and the equity portion. The carrying value of the financial liability is being accreted to the principal amount as additional interest expense over the term of the debentures. The accounting policy for the debentures is a critical accounting policy as the fair value estimates are based on management’s estimate of an appropriate discount factor.
Selected Annual Information
The following is selected financial information about WEX Pharmaceuticals Inc., for the 2006, 2005 and 2004 fiscal years:

	Year ended March 31,
(in thousand of dollars, except per share amounts)	2006(3)	2005(2)	2004(1)
			(restated)
Revenues	$629	$3,990	$731
Loss for the year	(21,622)	(11,665)	(8,019)
Basic and diluted loss per common share	(0.62)	(0.35)	(0.31)
Total assets	11,891	32,382	25,859
Long term financial liabilities (4)	$4,168	$4,315	$76

(1)	Restated due to a change in accounting policy for patents. See note 3 to the consolidated financial statements for the year ended March 31, 2006.

(2)	Included in revenue is $3.1 million from the research and collaboration fees related to the Esteve contract

(3)	Included in the loss for the year is the write down of the intangible asset in the amount $3.6 million

(4)	Comprises the debt component of convertible debentures and capital lease obligations
There have been no cash dividends paid out in the life of the Company and management expects no dividends to be paid out in the coming years as any profits will be used to further the commercialization of TectinTM.

9

Results of Operations
Revenue

	Year ended March 31,
(in thousands of dollars)	2006	2005	2004
Product sales	$441	$570	$415
License fees	188	284	316
Research and collaboration fees	—	3,136	—

	$629	$3,990	$731

The Company’s main source of pre-commercialization revenue is in relation to the agreement signed with Esteve in the year ended March 31, 2002. Total recorded research collaboration fee revenue for the year ended March 31, 2006 was $nil as compared to $3.1 million for the year ended March 31, 2005. This amount was for research and development work performed for the completed Tectin™ Phase IIa trial in Canada, a payment pursuant to the Esteve agreement. License fees of $187,776 related to the amortization of the upfront licensing payment of approximately $1.56 million received from Esteve during the year ended March 31, 2003, which is currently being amortized over a seven year period.
For the twelve months ended March 31, 2006 the total generic and other sales were $441,071, a decrease of $128,668 or 23% over the previous year. This was mainly due to competition from similar generic products and a decrease in selling prices. The Company will continue to support the generic sales programs, but its focus remains on the commercialization of TectinTM.
Expenditures

	Year ended March 31,
(in thousands of dollars)	2006	2005	2004
Cost of Goods Sold	$346	$375	$249
Research and Development	10,641	8,635	4,259
General and Administrative	4,458	5,218	3,748
Severance and Restructuring	781	—	—
Amortization	$913	$796	$471
Cost of Goods Sold
Gross margins on product sales for the twelve months ended March 31, 2006 were 21% and 34% for the twelve months ended March 31, 2005. The decrease in gross margin is due to lower selling prices resulting from the impact of competition.
Research and Development
Research and development expenses consist primarily of salaries and related employee benefits, costs associated with our clinical trials such as payments to clinical research organizations and research related overhead expenses. The Company has not historically tracked R&D costs by project but rather by type of cost incurred. R&D expenses totalled $10.6 million for the year ended March 31, 2006 as compared to $8.6 million for the year ended March 31, 2005. Included in research and development expenses for the year ended March 31, 2006 is a non-cash stock-based compensation expense of $12,710 as compared to $704,075 for the same period in 2005.
Not including the non-cash compensation expense, R&D expenditures increased by $2.7 million or approximately 34% over the previous year. Approximately 91% of this increase was due to expanded clinical trial activities with the balance due to new staff and research supplies. The Company expects R&D expenses to significantly decrease over the next year as all clinical trials were discontinued. However, due to the significant risks and uncertainties inherent in the development of products, third party manufacturing and regulatory approval process, the costs and timelines to complete further development of our products are not accurately predictable.
Included in the research and development expenses is a related party amount of $287,525. This amount relates to the compensation paid to the Company’s Chief Scientific Officer. Currently, the compensation arrangements with this individual are based on a contract which provides for a maximum yearly fee of $210,000.

10

General and Administrative
General and administrative expenditures for the year ended March 31, 2006 were $4.5 million as compared with $5.2 million for the same period in the previous year. During the year ended March 31, 2006 salaries and benefits decreased as compared to the year ended March 31, 2005 due to staff downsizing ($1.4 million [2005 — $1.5 million] or a decrease of $168,869), rent and utilities due to relocation to smaller rental premises and decreased monthly rental rates ($258,178 [2005 - $428,331] or a decrease of $170,153) and stock based compensation costs ($209,361 [2005 - $1,448,646] or a decrease of $1,239,285).
Legal and corporate services for the period increased over the previous year from $381,618 for the year ended March 31, 2005 to $579,900 for the year ended March 31, 2006 or an increase of $198,282 due to the special shareholders’ meeting convened in January 2006. Audit and accounting fees for the year ended March 31, 2006 were $383,518 [2005 — $143,926] an increase of $239,592 due to the additional services such as the performance of quarterly reviews for the first time during fiscal 2006, assistance in the preparation of tax returns, and a general increase in annual audit fees. Payments of $227,311 for the year ended March 31, 2006 [2005-$114,500] made to directors due to increased meetings held during the year 2006. Administrative costs increased in 2006 over 2005 by $218,920 due to an increase in listing, filing and transfer fees of $45,677, increased telephone usage by $43,120 and loss on disposal of vehicles and office equipment by $126,166.
Included in administrative expenses for the year ended March 31, 2006 is a related party amount of $394,318 in legal fees incurred from Fasken Martineau DuMoulin (“Fasken”). Peter Stafford is a director of the Company and a partner with this law firm, which acts as corporate counsel to the Company. Mr. Stafford was based in Fasken’s offices in South Africa during fiscal 2006 and the Company’s relationship with Fasken is managed through a partner in the firm’s Vancouver office. Mr. Stafford does not provide legal advice nor is he involved in any of the Company’s dealings with Fasken.
Severance and Restructuring
Due to the Company downsizing its workforce one time severance costs of $780,553 were recorded for the year ended March 31, 2006 [2005 — $nil].

11

Amortization
Amortization expense relates to the amortization of property and equipment and the amortization of identifiable intangible assets arising on the acquisition of the Company’s subsidiary, Nanning Maple Leaf Pharmaceuticals (“NMLP”). The increase in depreciation and amortization expense of $117,233 for the year ended March 31, 2006 as compared to the year ended March 31, 2005 was due to amortization on property and equipment ($447,113 in 2006 as compared to $329,881 in 2005) and amortization expense on the Company’s intangibles ($466,188 in 2006 as compared to $466,187 in 2005).
In fiscal 2007 management expects amortization expense of property and equipment to remain approximately in the same range as a result of minimum capital purchases planned in 2007.
In fiscal 2007 amortization expense of intangibles will be $nil due to the write-down of the remaining purchase cost relating to the acquisition of the additional 46% in NMLP.
Investment and Other Income

	Year ended March 31,
(in thousands of dollars)	2006	2005	2004
Convertible debentures — interest expense	$(704)	$(559)	$—
Convertible debentures — settlement	(831)	—	—
Interest and sundry income	365	447	149
Foreign exchange loss	(329)	(518)	(170)

	$(1,499)	$(630)	$(21)

Convertible Debentures Interest and Settlement Cost
On June 14, 2004, the Company’s wholly owned subsidiary, Wex Medical Limited, issued unsecured convertible debentures in the aggregate amount of $6,818,744 (US$5.1 million) with a term of 5 years. The debentures bear interest at 5.5% per annum payable semi-annually. The debentures are convertible at any time at the option of the holder into common shares of the Company at a conversion price of $5 per common share based on the Canadian dollar equivalent of the face value of the debentures at the time of the conversion. The Company has the option to request a conversion at any time if the Company’s common shares have traded for ten consecutive days at a price of at least $7.50 per common share.
In accordance with Section 3860 of the CICA Handbook, the Company initially allocated the proceeds from the debentures into a debt component and an equity component. The convertible debentures have been initially recorded on the balance sheet as a debt of $4,473,570 (US$3,346,000) which was calculated as the present value of the required interest and principal payments discounted at a rate approximating the interest rate that would have been applicable to non-convertible debt at the time the debentures were issued and is being accreted to the principal amount as additional interest over the terms of the debentures.
An amount of $2,332,443, representing the estimated value of the right of conversion, less related issue costs of $12,728, was included in shareholders’ equity as the equity component of the debentures representing the difference between the debt component and the face value of the debentures.
On December 22, 2005, the Company’s wholly owned subsidiary, Wex Medical Limited and the debentures holder amended the repayment terms of the unsecured convertible debentures. The debentures, previously repayable at maturity of June 2009, are now repayable at regular intervals commencing in December 31, 2005 and ending December 31, 2007.The remaining terms of the debentures remain the same.

12

In accordance with Emerging Issues Committee Abstract number 88 of the CICA Handbook, the Company has revalued the convertible debentures based on the amended terms of the debenture agreement as at December 22, 2005 by calculating the net present value of the future cash flows using a discount rate of 20% that would have been applicable to non-convertible debt. Accordingly, $4,020,022 (US$3,456,596) was allocated to debt and the residual of $725,018 (US$623,404) was allocated to the conversion feature. The difference between this revised value of the debt and its book value of the debt before the amendment resulted in a loss of $830,516.The difference between the revised value of the conversion feature and its book value before the amendment resulted in a credit to deficit of $1,607,424.
For the year ended March 31, 2006 included in interest expense for the debentures is interest calculated at 5.5% on the face value of the convertible debentures of $309,402 (2005 — $276,294) plus a notional interest calculated at the rate of 20% which totals to $388,267 (2005 — $251,145) representing the accretion of the carrying value of the notes and amortization of financing costs of $6,822 (2005 — $3,844).
Interest and Sundry Income
Investment and other income for the year ended March 31, 2006 declined to $364,975 from $447,403 in 2005 due to the redemption of investments to fund clinical trials and general operating costs. See “Liquidity and Capital Resources”.
Foreign Exchange Loss
The net foreign exchange loss of $328,610 for the year ended March 31, 2006 resulted from a stronger Canadian dollar, relative to the Hong Kong dollar, Chinese Renminbi (“RMB”), the United States Dollar (“USD”) and the Euro. The Hong Kong dollar and Chinese RMB to Canadian dollar exchange ratio increased from 6.448 and 6.844 respectively on March 31, 2005 to 6.649 and 6.868 on March 31, 2006. The United States dollar and Euro to Canadian dollar exchange ratio decreased from 1.2096 and 1.5689 respectively on March 31, 2005 to 1.1671 and 1.4169 on March 31, 2006.
The Company operates in Canadian currency but holds US dollar, Hong Kong dollar and Renminbi denominated cash accounts, to meet the Company’s anticipated US, Hong Kong and China operating and capital expenditures in future periods. The Company does not use derivatives to hedge against exposures to foreign currency arising from the Company’s balance sheet liabilities and therefore, the Company is exposed to future fluctuations in the U.S./Canadian dollar exchange rates.

13

Summary of Quarterly Results

	Quarter ended	Quarter ended	Quarter ended	Quarter ended
	Mar 31, 2006	Dec 31, 2005	Sept 30, 2005	Jun 30, 2005
(in thousand of dollars, except per share amounts)	(Q-4))(3)	(Q-3)	(Q-2)	(Q-1)
Total Revenues	$137	$145	$169	$178
Loss	(8,195)	(5,795)	(4,062)	(3,570)
Basic and diluted loss per common share	(0.23)	(0.17)	(0.12)	(0.10)

Total assets	$11,891	$20,102	$25,112	$28,837

	Quarter ended	Quarter ended	Quarter ended	Quarter ended
	Mar 31, 2005	Dec 31, 2004	Sept 30, 2004	Jun 30, 2004
(in thousand of dollars, except per share amounts)	(Q-4))(2)	(Q-3)(1)	(Q-2)(1)	(Q-1)(1)
		(restated)	(restated)	(restated)
Total Revenues	$3,327	$205	$243	$215
Loss	(1,434)	(4,502)	(2,430)	(3,299)
Basic and diluted loss per common share	(0.04)	(0.13)	(0.08)	(0.10)

Total assets	$32,381	$31,826	$31,621	$32,045

(1)	Restated to reflect the change in accounting policy on patents. See note 3 to the consolidated financial statements.

(2)	The 4th quarter ended March 31, 2005 loss includes revenue of $3,136,200 from the research and collaboration fees related to the Esteve contract.

(3)	The 4th quarter ended March 31, 2006 loss includes the write-down of the intangible asset in the amount of $3,612,957 and restructuring costs of $760,553.
Change in Quarterly Loss
The quarterly loss decreased from $3.3 million for the quarter ended June 30, 2004 to $2.4 million for the quarter ended September 30, 2004, primarily because of lower stock-based compensation costs. The loss for the quarter increased to $4.5 million in the quarter ended December 31, 2004 as clinical trials commenced. While expenses remained high in the next quarter ended March 31, 2005, the company recognized $3.1 million in revenue from Esteve, so the quarterly loss fell to $1.4 million. The loss increased again in all four quarters of fiscal 2006, largely as a result of clinical trials activities. The loss was further increased in the quarter ended September 30, 2005 due to severance costs and in the quarter ended March 31, 2006 due to severance costs and an intangible asset write-down of $3.6 million.
Fourth Quarter Review
Total product revenue decreased for the fourth quarter ended March 31, 2006 due to continued competitive pressures on costs and selling prices. No additional milestone targets were met in order to receive additional revenues from licensing and research and development collaboration fees as related to the Esteve contract. The Company continues to focus on corporate development and on the analysis of its Phase IIb/III WEX-014 clinical trials which were discontinued in March 2006. The in-house analysis is expected to be tentatively completed by the end of the July 2006.

14

Liquidity and Capital Resources
Since its incorporation, the Company has financed administration, research and development activities and capital expenditures through the private sales of its common shares, issuance of debentures, the exercise of warrants or options and the use of licensing revenue from its corporate partner and the collection of government tax credits. For the fiscal years ended March 31, 2006 and 2005 WEX has received $0.2 million and $7.3 million respectively in net proceeds from issuance of common shares. During the year ended March 31, 2006 cash used by operations increased to $12.0 million from $9.8 million in the previous year. This was due mainly to the increased costs related to clinical trial activity and corporate development initiatives. In December 2005, the Company repaid $1.2 million (US$ 1.02 million) of the $6.8 million (US$5.1 million) received in June 2004 due to amending the repayment terms of the convertible debenture
At March 31, 2006 the Company had working capital of approximately $2.8 million including cash resources, comprising cash and cash equivalents and short-term investments in the amount of $7.9 million. In aggregate, the Company’s cash resources decreased by $12.9 million from $20.8 million as at March 31, 2005.
At March 31, 2006, the Company retained approximately $3.018 million denominated in U.S. dollars, $147,521 denominated in Chinese Renminbis (“RMB”), $2.036 million denominated in Hong Kong dollars, $296,376 denominated in Euro dollars and $2.3 million denominated in Canadian dollars for a total of $7.9 million.
The primary objectives of the cash equivalents and short term investments portfolio, which is all comprised of investment grade commercial debt and government agency notes, are liquidity and safety of the principal. Investments are made with the objective of achieving the highest rate of return while preserving the Company’s two primary objectives. The Company’s investment policy limits investments to certain types of instruments issued by institutions primarily with investment grade credit ratings and places restrictions on maturities and concentration by type and issuer. The investment policy is reviewed annually with the audit committee and the investment portfolio is presented to the audit committee on a quarterly basis. Short-term investments have maturity dates to May 2006 with interest at 1.4%.
Management believes that with the existing cash resources and cash generated from operations there are sufficient resources for the Company’s current programs to fund operations through fiscal Q2 — 2007. In order for the Company to continue with its long term strategic objective of the commercialization of TTX in North America and European markets it will require additional capital or debenture funding. The Company intends to raise the necessary funds for these initiatives in the coming months. Depending on the North American and Asian economic factors; such as, capital market conditions, political uncertainty, the growth of pharmaceutical markets and the returns available to investors/lenders in other market sectors, the Company may have challenges raising the appropriate capital required. The budgeted expenditures that are necessary to execute on the future business plan and strategic objectives are subject to various uncertainties and may also be delayed depending on the amount of funding that is raised.
The Company’s contractual commitments are related to the lease of the Company’s office space and operating leases for office equipment, plus clinical and non clinical research. Payments required under these agreements and leases are as follows:

	Payments Due by Period
(in thousands of dollars)	Total	2007	2008 - 2009	2010 - 2011	Thereafter
Contractual Obligations
Operating Leases	$564	$259	$292	$13	$—
Clinical Obligations	1,118	1,118	—	—	—
Debenture Obligations (1)	5,042	2,749	2,293	—	—

	$6,724	$4,126	$2,585	$13	$—

(1)	The debenture obligations include principal and interest. Interest payments in fiscal 2007 is approximately $219,115 and in 2008 $61,550. The final payment is due December 31, 2007.
Pursuant to the license agreement referred to in note 13 to the consolidated financial statements, the Company is jointly responsible for development costs in excess of $35 million (€25 million), if any.

15

Contingencies
The Company has a number of litigations as decribed in note 17 (Commitments and Contingencies) of the financial statements.
Off-Balance Sheet Arrangements
The Company currently has no off-balance sheet arrangements.
Transactions with Related Parties
During the year ended March 31, 2006, the Company incurred $287,525 [2005 — $350,960] of research and development consulting fees to a senior officer and incurred $394,318 [2005 — $284,694] of legal fees charged by a law firm, a partner of which is a director of the Company and paid $34,878 in consulting fees to an officer and director [2005 — $nil] which are included in general and administrative expenses.
All related party transactions are recorded at the exchange amount established and agreed to between the related parties.
Financial Instruments and Other Instruments
On December 22, 2005, the Company’s wholly owned subsidiary, Wex Medical Limited and the debentures holder amended the repayment terms of the unsecured convertible debentures. The debentures, previously repayable at maturity of June 2009, are now repayable at regular intervals commencing in December 31, 2005 and ending December 31, 2007. The remaining terms of the debentures remain the same.
In accordance with Emerging Issues Committee Abstract number 88 of the CICA Handbook, the Company has revalued the convertible debentures based on the amended terms of the debenture agreement as at December 22, 2005 by calculating the net present value of the future cash flows using a discount rate of 20% that would have been applicable to non-convertible debt. Accordingly, $4,020,022 (US$3,456,596) was allocated to debt and the residual of $725,018 (US$623,404) was allocated to the conversion feature. The difference between this revised value of the debt and its book value of the debt before the amendment resulted in a loss of $830,516.The difference between the revised value of the conversion feature and its book value before the amendment resulted in a credit to deficit of $1,607,424.
As at March 31, 2006 the balance of the debt is $4,168,563 (US$3,571,727) of which $2,317,611 (US$1,985,786) is the short-term portion of the liability and $1,850,952 (US$1,585,941) is the long-term portion of the liability.
The fair value of the convertible debentures, calculated at the present value of future contractual payments of principal and interest, discounted at current applicable market rates of interest, approximates its carrying values.
For the year ended March 31, 2006 included in interest expense for the debentures is interest calculated at 5.5% on the face value of the convertible debentures of $309,402 (2005 — $276,294) plus a notional interest calculated at the rate of 20% which totals to $388,267 (2005 — $251,145) representing the accretion of the carrying value of the notes and amortization of financing costs of $6,822 (2005 — $3,844).
The Company is exposed to market risks related to changes in interest rates and foreign currency exchange rates. The Company invests its cash resources in liquid investment grade commercial debt and government agency notes. The Company is subject to foreign exchange rate changes that could have a material effect on future operating results or cash flow as a portion of the Company’s investments which finance operations are denominated in Canadian dollars and a portion of the Company’s expenses are denominated in Hong Kong dollars and the Chinese RMB. The Company has not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risks.

16

Share Capital
As of March 31, 2006, there were 35,059,451 common shares issued and outstanding for a total of $62.8 million in share capital and there were 3,485,946 stock options outstanding in the Company’s stock option plan (of which 2,914,112 were exercisable) at a weighted average exercise price of $2.71. As at March 31, 2006 there are also 3,838,788 warrants outstanding at an average exercise price of $3.85.
As of June 29, 2006, there were 35,059,451 common shares issued and outstanding for a total of $62.8 million in share capital. As of June 29, 2006 there were 3,198,946 stock options outstanding in the Company’s stock option plan (of which 2,721,445 were exercisable) at a weighted average exercise price of $2.71 and 3,838,788 warrants outstanding at an average exercise price of $3.85.
Management Resposibility for Financial Reporting
The accompanying consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and have been approved by the Board of Directors. In addition, management is responsible for all other information in the annual report and for ensuring that this information is consistent, where appropriate, with the information contained in the consolidated financial statements.
In support of this responsibility, management maintains a system of internal controls to provide reasonable assurance as to the reliability of financial information and the safeguarding of assets. The consolidated statements include amounts, which are based on the best estimates and judgements of management. The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control. The Board of Directors exercises this responsibility principally through the Audit Committee. The Audit Committee consists of three independent directors not involved in the daily operations of the Company. The Audit Committee meets with management and the external auditors not less than quarterly, to satisfy itself that management’s responsibilities are properly discharged and to review the quarterly and annual consolidated financial statements prior to their presentation to the Board of Directors for approval.
The external auditors, Ernst & Young LLP conduct an independent examination, in accordance with Canadian generally accepted auditing standards and express their opinion on the consolidated financial statements. The external auditors have free and full access to the Audit Committee with respect to their findings concerning the fairness of financial reporting and the adequacy of internal controls.
The current version of the Company’s Annual Information Forum (AIF) is available on the Company’s web site (www.wexpharma.com) and on www.sedar.com.

17

WEX PHARMACEUTICALS INC.
Suite 1601 — 700 West Pender St
Vancouver, BC Canada V6C1G8
Tel: (604) 683-8880 Toll Free: 1-800-722-7549 Fax: (604) 683-8868
NEWS RELEASE

14/06	June 29, 2006
Toronto Stock Exchange Trading Symbol: WXI
http://www.wexpharma.com
E-mail: wex@wexpharma.com
YEAR END FINANCIAL RESULTS
Vancouver, BC (June 29, 2006) -WEX Pharmaceuticals Inc. (“WEX” or the “Company”) today reported highlights and financial results for the fiscal year ended March 31, 2006. All amounts, unless specified otherwise, are in Canadian dollars.
For the year ended March 31, 2006, the Company recorded a loss of $21.6 million ($0.62 per common share) compared to a loss of $11.7 million ($0.35 per common share) in the year ended March 31, 2005. The increase in loss for the year ended March 31, 2006, when compared to the preceding year, is attributable to substantial increases in research and development costs as they relate to the clinical trials of Tectin™ and Tetrodin™, the Company’s write-down of its intangible assets, and decrease in research and collaborative revenue. The Company expects losses to continue during the next few years as it continues to focus resources on clinical trials in an effort to further the commercialization of Tectin™.
The Company had cash, cash equivalents and short term investments of $7.9 million as at March 31, 2006, as compared to $20.8 million as at March 31, 2005.
The Company’s subsidiary in China, Nanning Maple Leaf Pharmaceuticals Co. Ltd. (“NMLP”), and Wex Medical Limited in Hong Kong, recorded product revenues of $441,070 for the year ended March 31, 2006, as compared to $569,739 in the same period in the previous year or a decrease of $128,669. This is primarily the result from competition of similar generic products and decreases in selling prices. The remaining portion of revenue includes the amortization of deferred licensing fees of $187,777 [2005 $284,349] relating to the license fees from Esteve.
All results of operations were in line with management expectations.
There were no material changes during the twelve months ended March 31, 2006 to the forward-looking information provided in the “Management’s Discussion and Analysis of Financial Condition and Operations” for the prior fiscal year.
Highlights
•	The Company named Dr. Edge Wang as President/CEO to replace Frank (Haykong) Shum who had stepped down.

•	The Company’s board was strengthened and became more effective though a number of necessary changes.

•
The Company went through restructuring, affecting its Vancouver, Beijing and Hong Kong offices to better align its resources with its business needs and provide the Company with substantial cost savings.

•
The Company released Chinese Phase IIa preliminary results for Tectin™. There were no serious adverse side effects reported at any dose level tested. The results seem to demonstrate an efficacy optimal dose similar to that identified within the Canadian development.

•
The Company discontinued its Canadian Phase IIb/III study for Tectin™ as recommended by the Data Monitoring Committee following an interim analysis on the basis of primary efficacy outcome (reduction in pain intensity of at least 30% from baseline). However, the DMC emphasized in their letter that their conclusion “should not be taken to exclude the possibility that the drug is an effective analgesic, or indeed, that an analgesic signal might be discerned from the existing data if other analyses are performed”. In light with the DMC’s recommendations, the Company has developed a strategic plan to make a detailed analysis of the data generated by the study. Decreased intake of opioids and analgesics, and quality of life (QoL) parameters such as physical functioning or emotional functional (general activity, walking ability, normal work, mood, sleep, etc.), which were not examined by the DMC, will be evaluated in this analysis. The analysis is expected to be completed in July 2006.

•
The Company received a positive independent inspection report on its manufacturing facility requested by our co-development partner, Laboratorios del Dr. Esteve S.A., to ensure that the facilities met GMP (Good Manufacturing Practices) requirements. The report concluded that, the Nanning plant is physically and organizationally of a high quality standard and was found to conform to GMP codes.

Subsequent event
•
The Company received approval for its IND (Investigational New Drug) application with the US FDA (Food and Drug Administration) to initiate a clinical trial of Tectin™. This represents a significant achievement since for the first time, WEX will perform a trial under a US-IND number, and this will grant access to a major patient population base for future TTX development.

About WEX Pharmaceuticals Inc.
WEX Pharmaceuticals Inc. is dedicated to the discovery, development, manufacture and commercialization of innovative drug products to treat pain. The Company’s principal business strategy is to derive drugs from naturally occurring toxins and develop proprietary products for the global market. The Company’s Chinese subsidiary sells generic products manufactured at its facility in China.
Forward Looking Statements
This News Release contains forward-looking statements which may not be based on historical fact, including without limitation statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “anticipates”, “intends”, “expects” and similar expressions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, WEX’s stage of development, product revenues which are difficult to predict, foreign currency exchange risk, additional capital requirements, risks associated with the completion of clinical trials, the ability to protect its intellectual property and dependence on collaborative partners. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. The company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.
For additional information on our products, visit us at www.wexpharma.com or call Don Evans, V.P. Corporate Communications at 604-683-8880 or 1-800-722-7549.

WEX PHARMACEUTICALS INC.
Incorporated under the laws of Canada
CONSOLIDATED BALANCE SHEETS

	(expressed in Canadian dollars)
As at March 31	2006	2005

ASSETS

Current
Cash and cash equivalents	$7,797,673	$10,233,288
Restricted cash	23,000	23,000
Short-term investments	100,000	10,581,176
Accounts and other receivables	598,088	3,716,189
Investment tax credit receivable	777,873	293,000
Inventories	69,091	81,080
Prepaid expenses, deposits and other	274,949	447,193

Total current assets	9,640,674	25,374,926

Deposits	80,952	125,000
Property and equipment	2,169,309	2,802,823
Intangible assets	—	4,079,145

TOTAL ASSETS	$11,890,935	$32,381,894

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$4,417,849	$3,146,016
Deferred revenue	187,778	187,778
Deferred tenant inducements	8,056	—
Capital lease obligations	—	27,036
Convertible debentures	2,317,611	—

Total current liabilities	6,931,294	3,360,830

Deferred tenant inducements	22,155	214,610
Deferred revenue	500,743	688,520
Capital lease obligations	—	19,386
Convertible debentures	1,850,952	4,295,419

Total liabilities	9,305,144	8,578,765

Commitments and contingencies]

Shareholders’ equity
Share capital	62,766,019	62,583,019
Equity component of convertible debentures	725,018	2,332,443
Contributed surplus	4,755,188	4,533,117
Deficit	(65,660,434)	(45,645,450)

Total shareholders’ equity	2,585,791	23,803,129

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$11,890,935	$32,381,894

WEX PHARMACEUTICALS INC.
CONSOLIDATED STATEMENTS OF
OPERATIONS AND DEFICIT

	(expressed in Canadian dollars)
Years ended March 31	2006	2005

Revenue

Product sales	$441,070	$569,739
License fees	187,777	284,349
Research and collaboration fees	—	3,136,200

	628,847	3,990,288

Cost of goods sold — product sales	346,447	375,350

	282,400	3,614,938
Expenses
Research and development	10,640,917	8,635,609
General and administrative	4,458,438	5,217,778
Amortization	913,301	796,068
Severance and restructuring	780,553	—
Write-down in value of intangible asset	3,612,957	—

Total operating expenses	20,406,166	14,649,455

Operating loss	(20,123,766)	(11,034,517)

Other
Interest and sundry income	364,975	447,403
Convertible debentures — interest expense	(704,491)	(559,700)
Convertible debentures — settlement	(830,516)	—
Foreign exchange loss	(328,610)	(517,847)

Total other	(1,498,642)	(630,144)

Loss for the year	(21,622,408)	(11,664,661)

Deficit, beginning of year	(45,645,450)	(33,980,789)
Equity component of convertible debentures settlement	1,607,424	—

Deficit, end of year	$(65,660,434)	$(45,645,450)

Basic and diluted loss per common share	$(0.62)	$(0.35)

Weighted average number of common shares outstanding	35,057,056	33,591,889

WEX PHARMACEUTICALS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	(expressed in Canadian dollars)
Years ended March 31	2006	2005

OPERATING ACTIVITIES
Loss for the year	$(21,622,408)	$(11,664,661)
Adjustment for items not involving cash:
Amortization of property and equipment	447,113	329,881
Amortization of intangibles	466,188	466,187
Amortization and write off of deferred tenant inducement allowances	(279,375)	(25,337)
Write-down of intangible asset	3,612,957	—
Loss on disposal of property and equipment	141,060	14,894
Stock-based compensation	222,071	2,152,721
Imputed interest expense on convertible debentures	697,669	527,438
Convertible debentures settlement	830,516	—
Foreign exchange loss on convertible debentures	(160,101)	(429,299)
Amortization of deferred financing costs	6,822	3,844
Amortization of deferred revenue	(187,777)	(284,349)

	(15,825,265)	(8,908,681)

Changes in non-cash working capital items:
Accounts and other receivables	3,118,103	(3,517,106)
Investment tax credit receivable	(484,873)	(193,000)
Inventories	11,989	(42,332)
Prepaid expenses, deposits and other	105,422	583,149
Accounts payable and accrued liabilities	1,156,796	2,327,621

Cash used in operating activities	(11,917,828)	(9,750,349)

INVESTING ACTIVITIES
Purchase of short-term investments	(5,205,180)	(10,581,176)
Proceeds from short-term investments	15,686,356	10,000,000
Rental deposit paid	(20,952)	(250,000)
Rental deposit returned	125,000	—
Tenant inducement allowance received	64,095	239,947
Restricted cash	—	209,336
Proceeds from disposal of property and equipment	191,242	—
Purchase of property and equipment	(145,904)	(1,591,104)

Cash provided by (used in) investing activities	10,694,657	(1,972,997)

FINANCING ACTIVITIES
Convertible debentures issued, net of issuance costs	—	6,781,736
Repayment of convertible debentures and interest	(1,349,022)	(276,294)
Proceeds from issuance of share capital, net of issuance costs	183,000	7,278,637
Repayment of amounts due to directors	—	(99,831)
Repayment of capital lease obligations	(46,422)	(29,477)

Cash (used in) provided by financing activities	(1,212,444)	13,654,771

(Decrease) increase in cash and cash equivalents	(2,435,615)	1,931,425

Cash and cash equivalents, beginning of year	10,233,288	8,301,863

Cash and cash equivalents, end of year	$7,797,673	$10,233,288

FORM 13-502F1
CLASS 1 REPORTING ISSUERS

Reporting Issuer Name:	WEX Pharmaceuticals Inc.
Fiscal year end date used to calculate capitalization:	March 31, 2006

Market value of listed or quoted securities:
Total number of securities of a class or series outstanding as at the issuer’s most recent fiscal year end	35,059,451	(i)

Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule	$1.61	(ii)

Market value of class or series	(i) X (ii)		56,446	(A)

(Repeat the above calculation for each class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the United States of America at the end of the fiscal year)
				(B)

Market value of other securities: (See paragraph 2.11(b) of the Rule)
(Provide details of how value was determined)				(C)

(Repeat for each class or series of securities)				(D)

Capitalization
(Add market value of all classes and series of securities)	(A) + (B) + (C) + (D)	=	56,446

Participation Fee
(From Appendix A of the Rule, select the participation fee beside the capitalization calculated above)			$3,200

New reporting issuer’s reduced participation fee, if applicable (See section 2.6 of the Rule)

Participation fee X Number of entire months remaining =
12 in the issuer’s fiscal year

Late Fee, if applicable (As determined under section 2.5 of the Rule)

WEX PHARMACEUTICALS INC.
Suite 1601 — 700 West Pender St
Vancouver, BC Canada V6C1G8
Tel: (604) 683-8880 Toll Free: 1-800-722-7549 Fax: (604) 683-8868
NEWS RELEASE

15/06	June 30, 2006
Toronto Stock Exchange Trading Symbol: WXI
http://www.wexpharma.com
E-mail: wex@wexpharma.com
VICE PRESIDENT RESIGNS
Vancouver, BC (June 30, 2006) - WEX Pharmaceuticals Inc. (the “Company”) today announced that Don Evans has given notice to resign from his position as Vice President Corporate Communications of the Company.
Mr. Evans joined the Company in 2002 and has served as the Vice President of Corporate Communications for the Company since 2004.
We thank Mr. Evans for his service with the Company over the past 4 years and wish him all the best in his future endeavours.
About WEX Pharmaceuticals Inc.
WEX Pharmaceuticals Inc. is dedicated to the discovery, development, manufacture and commercialization of innovative drug products to treat pain. The Company’s principal business strategy is to derive drugs from naturally occurring toxins and develop proprietary products for the global market. The Company’s Chinese subsidiary sells generic products manufactured at its facility in China.
Forward Looking Statements
This News Release contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. The company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.
For additional information on our products, visit us at www.wexpharma.com or call Don Evans, V.P. Corporate Communications at 604-683-8880 or 1-800-722-7549.

Form 52-109F1
Certification of Annual Filing
I, Edge Wang, President and Chief Executive Officer, WEX Pharmaceuticals Inc. certify that:
1.
I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of WEX Pharmaceuticals Inc. (the issuer) for the year ending March 31, 2006.

2.
Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.
Based on my knowledge, the year end financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in this year end filing; and

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:
(a)
designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared.

(b)
evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

June 29, 2006
Signed

“Edge Wang” Dr. Edge Wang
President and Chief Executive Officer
WEX Pharmaceuticals Inc.

Form 52-109F1
Certification of Annual Filings
I, Bill Chen, Chief Financial Officer of WEX Pharmaceuticals Inc. certify that:
1.
I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of WEX Pharmaceuticals Inc. (the issuer) for the year ending March 31, 2006.

2.
Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.
Based on my knowledge, the year end financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in this annual filing; and

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:
(a)
designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared.

(b)
evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

June 29, 2006
Signed

“Bill Chen” Bill Chen
Chief Financial Officer
WEX Pharmaceuticals Inc.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WEX Pharmaceuticals Inc.
Date: June 9, 2009	By:	/s/ Kwong Choo
		Name:	Kwong Choo
		Title:	Chief Financial Officer